SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 2, 2018
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

Exhibit 99.1

KT Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2017 and 2016

KT Corporation and Subsidiaries

Index

December 31, 2017 and 2016

Page(s)

Independent Auditor’s Report	1 – 2

Consolidated Financial Statements

Consolidated Statements of Financial Position	3 – 4

Consolidated Statements of Profit of Loss	5

Consolidated Statements of Comprehensive Income	6

Consolidated Statements of Changes in Equity	7 – 8

Consolidated Statements of Cash Flows	9 - 10

Notes to the Consolidated Financial Statements	11 – 117

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying consolidated financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, and the consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samil PricewaterhouseCoopers, 92 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of KT Corporation and its subsidiaries as of December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

March 2, 2018

This report is effective as of March 2, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016

Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	1,928,182	~~W~~	2,900,311
Trade and other receivables, net	4, 6		5,842,471		5,331,245
Other financial assets	4, 7		972,631		720,555
Current income tax assets			9,030		2,079
Inventories, net	8		457,726		377,981
Current assets held for sale	13		7,230		—
Other current assets	9		304,860		311,135

Total current assets			9,522,130		9,643,306

Non-current assets
Trade and other receivables, net	4, 6		828,831		709,011
Other financial assets	4, 7		754,992		664,726
Property, plant and equipment, net	10, 20		13,562,319		14,312,111
Investment properties, net	11		1,189,531		1,148,044
Intangible assets, net	12		2,632,704		3,022,803
Investments in associates and joint ventures	13		279,431		284,075
Deferred income tax assets	30		703,524		697,558
Other non-current assets	9		107,166		106,099

Total non-current assets			20,058,498		20,944,427

Total assets		~~W~~	29,580,628	~~W~~	30,587,733

KT Corporation and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016

Liabilities

Current liabilities
Trade and other payables	4, 14	~~W~~	7,424,134	~~W~~	7,139,771
Borrowings	4, 15		1,573,474		1,820,001
Other financial liabilities	4, 7		37,223		233
Current income tax liabilities	30		68,880		88,739
Provisions	16		78,172		96,485
Deferred income			17,906		35,617
Other current liabilities	9		258,315		285,301

Total current liabilities			9,458,104		9,466,147

Non-current liabilities
Trade and other payables	4, 14		1,001,369		1,188,311
Borrowings	4, 15		5,110,188		6,300,790
Other financial liabilities	4, 7		149,267		108,431
Net defined benefit liabilities	17		395,079		378,404
Provisions	16		124,858		100,694
Deferred income			91,698		85,372
Deferred income tax liabilities	30		128,462		137,680
Other non-current liabilities	9		45,227		27,125

Total non-current liabilities			7,046,148		8,326,807

Total liabilities			16,504,252		17,792,954

Equity

Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		9,854,172		9,656,544
Accumulated other comprehensive income	23		30,985		(1,432)
Other components of equity	23		(1,205,302)		(1,217,934)

Equity attributable to owners of the Controlling Company			11,684,612		11,441,935
Non-controlling interest			1,391,764		1,352,844

Total equity			13,076,376		12,794,779

Total liabilities and equity		~~W~~	29,580,628	~~W~~	30,587,733

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Profit of Loss

Years Ended December 31, 2017 and 2016

(in millions of Korean won, except per share amounts)	Notes	2017		2016
Continuing operations:	25, 27
Operating revenue	25	~~W~~	23,387,267	~~W~~	22,743,665
Operating expenses	27		22,011,981		21,303,686

Operating profit	28, 29		1,375,286		1,439,979
Other income	28		287,388		365,872
Other expenses	28		(573,549)		(462,474)
Finance income	29		406,328		296,139
Finance costs	29		(644,531)		(515,087)
Share of net profits of associates and joint venture	13		(13,892)		2,599

Profit before income tax			837,030		1,127,028
Income tax expense	30		275,504		329,184

Profit from continuing operations			561,526		797,844
Profit from discontinued operations			—		—

Profit for the year		~~W~~	561,526	~~W~~	797,844

Profit for the year attributable to:
Owners of the Controlling Company		~~W~~	476,744	~~W~~	711,089
Non-controlling interest		~~W~~	84,782	~~W~~	86,755

Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):	31
Basic earnings per share		~~W~~	1,946	~~W~~	2,904
Diluted earnings per share		~~W~~	1,945	~~W~~	2,902

The above consolidated statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016

Profit for the year		~~W~~	561,526	~~W~~	797,844

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		(83,962)		4,213
Shares of remeasurement gain (loss) of associates and joint ventures			(115)		116
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets			51,235		10,925
Other comprehensive income from available-for sale financial assets reclassified to loss			(55,450)		(3,840)
Net gain (loss) on cash flow hedges			(111,083)		64,796
Other comprehensive income (loss) from cash flow hedges reclassified to gain (loss)			141,929		(75,871)
Shares of other comprehensive income (loss) from associates and joint ventures			10,280		(602)
Exchange differences on translation of foreign operations			(21,122)		(5,407)

Total other comprehensive loss			(68,288)		(5,670)

Total comprehensive income for the year		~~W~~	493,238	~~W~~	792,174

Total comprehensive income for the year attributable to:
Owners of the Controlling Company		~~W~~	428,334	~~W~~	704,412
Non-controlling interest			64,904		87,762

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity

Balance as of January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,059,305	~~W~~	13,870	~~W~~	(1,232,863)	~~W~~	10,845,069	~~W~~	1,320,396	~~W~~	12,165,465

Comprehensive income
Profit for the year			—		—		711,089		—		—		711,089		86,755		797,844
Changes in value of available-for-sale financial assets	4, 7		—		—		—		1,691		—		1,691		5,394		7,085
Remeasurements of the net defined benefit liability	17		—		—		8,531		—		—		8,531		(4,318)		4,213
Valuation loss on cash flow hedge	4, 7		—		—		—		(11,075)		—		(11,075)		—		(11,075)
Shares of other comprehensive losses of joint ventures and associates			—		—		—		(571)		—		(571)		(31)		(602)
Shares of gain on remeasurements of joint ventures and associates			—		—		94		—		—		94		22		116
Exchange differences on translation of foreign operations			—		—		—		(5,347)		—		(5,347)		(60)		(5,407)

Total comprehensive income for the year			—		—		719,714		(15,302)		—		704,412		87,762		792,174

Transactions with equity holders
Dividends paid by the Controlling Company			—		—		(122,425)		—		—		(122,425)		—		(122,425)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(61,674)		(61,674)
Changes in consolidation scope			—		—		—		—		11,369		11,369		(15,550)		(4,181)
Change in ownership interest in subsidiaries			—		—		(50)		—		50		—		—		—
Appropriation of loss on disposal of treasury stock			—		—		—		—		—		—		21,769		21,769
Others			—		—		—		—		3,510		3,510		141		3,651

Subtotal			—		—		(122,475)		—		14,929		(107,546)		(55,314)		(162,860)

Balance as of December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity

Balance as of January 1, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,656,544	~~W~~	(1,432)	~~W~~	(1,217,934)	~~W~~	11,441,935	~~W~~	1,352,844	~~W~~	12,794,779

Comprehensive income
Profit for the year			—		—		476,744		—		—		476,744		84,782		561,526
Changes in value of available-for-sale financial assets	4, 7		—		—		—		(1,433)		—		(1,433)		(2,782)		(4,215)
Remeasurements of net defined benefit liability	17		—				(80,711)		—		—		(80,711)		(3,251)		(83,962)
Valuation gains on cash flow hedge	4, 7		—		—		—		30,846				30,846		—		30,846
Shares of other comprehensive income of associates and joint ventures			—		—		—		10,148		—		10,148		132		10,280
Shares of loss on remeasurements of associates and joint ventures			—		—		(116)		—		—		(116)		1		(115)
Exchange differences on translation of foreign operations			—		—		—		(7,144)		—		(7,144)		(13,978)		(21,122)

Total comprehensive income for the year			—		—		395,917		32,417				428,334		64,904		493,238

Transactions with owners
Dividends paid by the Controlling Company			—		—		(195,977)		—		—		(195,977)		—		(195,977)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(47,162)		(47,162)
Changes in consolidation scope			—		—		—		—		—		—		250		250
Change in ownership interest in subsidiaries			—		—		—		—		5,441		5,441		21,242		26,683
Appropriations of loss on disposal of treasury stock			—		—		(2,312)		—		2,312		—		—		—
Others			—		—		—		—		4,879		4,879		(314)		4,565

Subtotal			—		—		(198,289)		—		12,632		(185,657)		(25,984)		(211,641)

Balance as of December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,854,172	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,684,612	~~W~~	1,391,764	~~W~~	13,076,376

The above consolidated statements of changes of equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016

Cash flows from operating activities
Cash generated from operations	33	~~W~~	4,318,884	~~W~~	5,202,520
Interest paid			(252,405)		(372,525)
Interest received			93,769		104,679
Dividends received			10,843		10,824
Income tax paid			(293,342)		(174,748)

Net cash inflow from operating activities			3,877,749		4,770,750

Cash flows from investing activities
Collection of loans			55,190		47,887
Disposal of available-for-sale financial assets			146,429		35,791
Disposal of investments in associates and joint ventures			59,818		11,074
Disposal of current and non-current financial instruments			645,686		293,283
Disposal of property and equipment, and investment properties			68,229		93,401
Disposal of intangible assets			22,680		17,891
Increase in cash due to inclusion in consolidation scope			—		15,731
Loans granted			(59,800)		(57,400)
Acquisition of available-for-sale financial assets			(89,027)		(44,302)
Acquisition of investments in associates and joint ventures			(41,780)		(38,675)
Acquisition of current and non-current financial instruments			(1,231,917)		(597,345)
Acquisition of property and equipment, and investment properties			(2,442,223)		(2,764,346)
Acquisition of intangible assets			(613,556)		(455,763)
Decrease in cash due to exclusion from consolidation scope			(2,974)		(2,124)
Decrease in cash due to inclusion in consolidation scope			—		(40,061)

Net cash outflow from investing activities			(3,483,245)		(3,484,958)

KT Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

Cash flows from financing activities
Proceeds from borrowings and debentures		616,257		1,122,898
Settlement of derivative assets and liabilities, net		71,370		(33,199)
Cash inflow from consolidated capital transactions		27,261		800
Cash inflow from other financing activities		16,962		—
Repayments of borrowings and debentures		(1,780,174)		(1,768,768)
Dividends paid to shareholders		(243,140)		(184,099)
Decrease in finance leases liabilities		(71,735)		(75,763)
Cash outflow from consolidated capital transactions		(300)		(5,140)

Net cash outflow from financing activities		(1,363,499)		(943,271)

Effect of exchange rate change on cash and cash equivalents		(3,134)		(1,674)

Net increase (decrease) in cash and cash equivalents		(972,129)		340,847
Cash and cash equivalents

Beginning of the year		2,900,311		2,559,464

End of the year	~~W~~	1,928,182	~~W~~	2,900,311

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 56 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Consolidated Subsidiaries

The consolidated subsidiaries as of December 31, 2017 and 2016, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2016	Closing month

KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	91.4%	91.4%	December
KT Submarine Co., Ltd. [2,5]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT New Business Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	—	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd.[5]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd.[5]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT Music Corporation [4]	Online music production and distribution	Korea	42.5%	49.9%	December
KT Skylife Co., Ltd.[5]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTSB Data service	Data centre development and related service	Korea	51.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December
KT Sports	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.0%	80.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	December 31, 2017	December 31, 2016	Closing month

KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,5]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,5]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile	Special category telecommunications operator	Korea	100.0%	100.0%	December
	and sales of communication device
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	94.3%	75.0%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
KT Hong Kong Limited	Foreign investment business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte.Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.
[3]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.
[4]	Although the Controlling Company owns less than 50% ownership in this entity, this entity is are consolidated as the Controlling Company holds the potential voting rights by a stock purchase agreement with other investors.
[5]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in scope of consolidation in 2017 are as follows:

Changes	Location	Subsidiary	Reason
Included	Korea	KT Strategic Investment Fund No.4	Newly established
		KT Music Contents Investment Fund No.2	Newly established
Excluded	Korea	KT Innoedu Co., Ltd.	Shares disposed
		NgeneBio	Percentage of ownership decreased

Summarized information for consolidated subsidiaries as of and for the years ended December 31, 2017 and 2016, follows:

(In millions of Korean won)	2017
	Assets	Liabilities	Operating revenue	Profit (loss) for the year

KT Powertel Co., Ltd.	115,125	18,937	67,337	2,112
KT Linkus Co., Ltd.	59,344	51,516	111,171	725
KT Submarine Co., Ltd.	142,797	34,056	73,738	8,243
KT Telecop Co., Ltd.	264,353	131,633	315,366	2,885
KT Hitel Co., Ltd.	258,240	52,943	227,631	3,225
KT Service Bukbu Co., Ltd.	29,281	22,096	194,621	688
KT Service Nambu Co., Ltd.	36,076	26,412	232,826	875
BC Card Co., Ltd.[1]	4,048,263	2,955,038	3,628,560	156,109
H&C Network[1]	273,856	65,446	277,603	16,104
Nasmedia, Inc.[1]	315,967	188,197	120,275	26,676
KTDS Co., Ltd.[1]	144,922	93,343	458,862	11,584
KT M Hows Co., Ltd.	42,738	28,489	24,269	4,097
KT M&S Co., Ltd.	242,388	231,151	733,143	(9,707)
GENIE Music Corporation(KT Music Corporation)	139,686	48,512	155,642	(3,401)
KT Skylife Co., Ltd.[1]	792,893	210,550	685,822	57,314
KT Estate Inc.[1]	1,704,383	310,858	555,381	67,600
KTSB Data service	18,306	605	4,913	(1,651)
KT Sat Co., Ltd.	742,391	220,804	140,096	29,601
KT Sports	11,131	7,805	53,163	(199)
KT Music Contents Fund No.1	13,804	1,041	370	(499)
KT Music Contents Fund No.2	7,500	11	—	(11)
KT-Michigan Global Content Fund	14,575	147	159	(426)
Autopion Co., Ltd.	6,306	3,530	6,669	(618)
KT M mobile	93,601	21,453	157,592	(38,883)
KT Investment Co., Ltd.[1]	54,673	38,313	8,794	(619)
KTCS Corporation[1]	348,334	188,764	967,760	7,385
KTIS Corporation	223,818	62,569	438,131	8,337
Korea Telecom Japan Co., Ltd.[1]	1,554	2,788	1,910	536
Korea Telecom China Co., Ltd.	665	32	1,030	348
KT Dutch B.V	30,312	50	206	169
Super iMax LLC	3,449	4,886	7,276	(4,584)
East Telecom LLC[1]	11,672	11,748	19,498	(9,118)
Korea Telecom America, Inc.	3,694	791	6,783	109
PT. KT Indonesia	8	—	—	(6)
KT Rwanda Networks Ltd.[2]	151,359	139,561	14,431	(22,762)
KT Belguium	86,455	8	—	(2)
KT ORS Belgium	1,769	14	—	(10)
KBTO sp.zo.o.	3,311	2,268	46	(3,456)
AOS Ltd.[2]	9,437	4,519	8,938	(682)
KT Hongkong Telecommunications Co., Ltd.	2,578	1,497	7,304	494

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2016
	Total assets		Total liabilities		Operating revenue		Profit (loss) for the year

KT Powertel Co., Ltd.	~~W~~	113,725	~~W~~	19,899	~~W~~	80,365	~~W~~	202
KT Linkus Co., Ltd.		64,318		56,953		117,242		(3,830)
KT Submarine Co., Ltd.		156,993		55,573		83,960		5,146
KT Telecop Co., Ltd.		265,553		132,344		313,928		143
KT Hitel Co., Ltd.		249,202		46,941		198,739		4,298
KT Service Bukbu Co., Ltd.		32,863		24,580		182,624		694
KT Service Nambu Co., Ltd.		32,621		24,282		218,522		772
BC Card Co., Ltd.[1]		3,651,065		2,602,404		3,566,938		163,131
H&C Network[1]		272,110		80,983		266,402		14,749
Nasmedia, Inc.[1]		263,925		159,502		69,943		11,972
KTDS Co., Ltd.[1]		197,970		151,644		475,963		10,838
KT M Hows Co., Ltd.		28,539		18,466		19,817		2,865
KT M&S Co., Ltd.		247,854		227,507		721,000		(12,955)
KT Music Corporation		110,080		41,953		111,287		8,235
KT Skylife Co., Ltd.[1]		777,948		231,452		665,053		68,863
KT Estate Inc.[1]		1,658,164		286,715		388,720		49,541
KTSB Data service		20,075		759		5,136		(1,983)
KT Innoedu Co., Ltd.		6,477		7,259		15,524		103
KT Sat Co., Ltd.		744,653		253,041		144,438		36,266
KT Sports		16,925		13,573		48,356		(198)
KT Music Contents Fund No.1		10,592		331		349		103
KT-Michigan Global Content Fund		16,250		163		133		(514)
Autopion Co., Ltd.		6,163		2,794		7,761		(409)
KT M mobile		131,446		20,369		112,006		(40,041)
KT Investment Co., Ltd.[1]		39,506		23,123		10,130		(1,832)
NgeneBio		6,361		4,733		229		(1,833)
KTCS Corporation[1]		327,128		166,642		953,674		7,892
KTIS Corporation		221,176		63,871		436,730		9,991
Korea Telecom Japan Co., Ltd.		3,592		5,374		4,380		(1,391)
Korea Telecom China Co., Ltd.		532		188		930		60
KT Dutch B.V		34,197		73		166		85
Super iMax LLC		10,308		6,734		10,303		(1,802)
East Telecom LLC		31,885		16,554		27,271		3,257
Korea Telecom America, Inc.		4,464		1,306		7,110		181
PT. KT Indonesia		16		—		—		(7)
KT Rwanda Networks Ltd.[2]		167,112		138,651		13,217		(31,455)
KT Belguium		79,391		7		—		(67)
KT ORS Belgium		2,013		23		—		(46)
KBTO sp.zo.o.		1,166		2,378		21		(2,587)
AOS Ltd.[2]		10,025		3,179		14,475		(1,123)
KT Hongkong Telecommunications Co., Ltd.		1,571		956		1,568		120

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Certain accounts within the consolidated statement of financial position as of December 31, 2016 presented for comparative purpose have been reclassified in accordance with presentation method used in consolidated statement of financial position as of December 31, 2017. These reclassifications do not have any impacts on net asset and profit or loss reported as of and for the year ended December 31, 2016.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any material impact on the financial statements.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows require to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows (Note 34).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

(2)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Group will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendment to have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

•	Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the financial statements.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

(1)	Lessee accounting

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Group has not yet elected the application method.

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The assessment was performed based on available information as at December 31, 2017 to identify effects on 2017 financial statements. The Group is analyzing the effects on the financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analyses is complete.

(2)	Lessor accounting

The Company expects the effect on the financial statements applying the new standard will not be significant

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Group is in preparation for analyzing the effects to the consolidated financial statement.

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]

Hold the financial asset for the collection of the contractual cash flows and sale	Recognized at fair value through other comprehensive income [1]	Recognized at fair value through profit or loss[2]

Hold for sale	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2017, the Group owns loan and trade receivables of ~~W~~9,932,801 million, financial assets available-for-sales of ~~W~~380,953 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Group can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2017, the Group holds equity instruments of ~~W~~371,054 million classified as financial assets available-for-sale.

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b)	Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under Korean IFRS 1039. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, lease receivables, contract assets, loan commitments and certain financial guarantee contracts.

As at December 31, 2017, the Group owns debt investment carried at amortized cost of ~~W~~9,932,952 million (loans and receivables of ~~W~~9,932,801 million, financial asset held-to-maturity of ~~W~~151 million). And, the Group recognized loss allowance of ~~W~~523,799 million for these assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2017, the Group applies the hedge accounting to its assets, liabilities that amount to ~~W~~7,389 million, ~~W~~93,770 million respectively.

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Group will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Group must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1 2018, the period of initial application.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Korean IFRS 1018 and other current revenue standard identify revenue as income that arises in the course of ordinary activities of an entity and provides guidance on a variety of different types of revenue, such as, sale of goods, rendering of services, interest, dividends, royalties and construction contracts. However, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customers can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Group formed a task force team since fourth quarter of 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Group develops the internal control system and implements accounting process system by analyzing the Group’s revenue structure with accounting experts and IT specialists. Korean IFRS 1115 will affect not only accounting treatments but also the general business practice including sales strategy and operational structures. Therefore, the Group accomplished an orientation program for both Group’s directors and employees, and periodically reported to the managements about implementation plan and progress.

As at the December 31, 2017 the Group is analyzing the effects on the consolidated financial statement with the implementation of Korean IFRS 1115. The Group plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the consolidated financial statement as of March 31, 2018. The Group identified the following areas are likely to be affected in general.

(a)	Identifying performance obligations

The Group provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Group identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(b)	Allocation the transaction price and Revenue recognition

With implementation of Korean IFRS 1115, the Group allocated the transaction price to each performance obligation identified in a contract based on the relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Group determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Group would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Group sells that good or service separately in similar circumstances and to similar customers. The Group recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental costs of obtaining a contract

The Group pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Group incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Group recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Group may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

With implementation of Korean IFRS 1115, the Group’s operating income and expenses are expected to be decreased.

2.3	Consolidation

The Group has prepared the consolidated financial statements in accordance with Korean IFRS 1110 Consolidated Financial Statements.

(1)	Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(2)	Changes in ownership interests in subsidiaries without change of control

Any difference between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Group.

(3)	Disposal of subsidiaries

When the Group ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

(4)	Associates

Associates are all entities over which the Group has significant influence, and investments in associates are initially recognized at acquisition cost using the equity method. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. If there is any objective evidence that the investment in the associate is impaired, the Group recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(5)	Joint arrangement

A joint arrangement, wherein two or more parties have joint control, is classified as either a joint operation or a joint venture. A joint operator recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. A joint venture has rights to the net assets relating to the joint venture and accounts for that investment using the equity method.

2.4	Segment Reporting

Information of each operating segment is reported in a manner consistent with the business segment reporting provided to the chief operating decision-maker (Note 35). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

2.5	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the each entity operates (the “functional currency’). The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(3)	Translation to the presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period,

•	income and expenses for each statement of profit or loss are translated at average exchange rates,

•	equity is translated at the historical exchange rate, and

•	all resulting exchange differences are recognized in other comprehensive income.

2.6	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

2.7	Financial Assets

(1)	Classification and measurement

The Group classifies its financial assets into the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset.

The Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a group of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Group writes off financial assets when the assets are determined to be no longer recoverable.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(3)	Derecognition

If the Group transfers a financial asset and the transfer does not result in derecognition because the Group has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.

2.8	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity.

2.9	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.10	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

2.11	Property and Equipment

Property and equipment are stated at its cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Depreciation of all property, plant, and equipment, except for land is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings	5 – 40 years
Structures	5 – 40 years
Machinery and equipment	2 – 40 years
(Telecommunications equipment and others)
Others
Vehicles	4 – 6 years
Tools	4 – 6 years
Office equipment	2 – 6 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.12	Investment Property

Investment property is a property held to earn rentals or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.13	Intangible Assets

(1)	Goodwill

Goodwill is measured as explained in Note 2.3 (1) and goodwill arising from acquisition of subsidiaries and business are included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

(2)	Intangible assets except goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Estimated Useful Life
Development costs	5 - 6 years
Software	6 years
Industrial property rights	5 - 50 years
Frequency usage rights	5 - 10 years
Others[1]	2 - 50 years

[1]	Membership rights (condominium membership and golf membership) and broadcast license included in others are classified as intangible assets with indefinite useful life.

2.14	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.15	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.16	Impairment of Non-Financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.17	Financial Liabilities

(1)	Classification and measurement

The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading and designated as financial liabilities at fair value through profit or loss. Financial liabilities held for trading are financial liabilities that are incurred principally for the purpose of repurchasing them in the near term and derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives. Financial liabilities that the Group designated as at fair value through profit or loss are structured financial liabilities containing embedded derivatives issued by the Group.

As it was unable to measure the embedded derivatives separately from its host contract, the Group designated the entire hybrid contact as at fair value through profit or loss. The financial liability that the Group designated as at fair value through profit or loss is a foreign convertible bond.

The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

Preferred shares that provide for a mandatory redemption at a particular date are classified as liabilities. Interest expenses on these preferred shares calculated using the effective interest method are recognized in the statement of profit or loss as ‘finance costs’, together with interest expenses recognized from other financial liabilities.

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.18	Financial Guarantee Contracts

Financial guarantees contracts provided by the Group are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	the amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets; or

•	the amount initially recognized less cumulative amortization in accordance with Korean IFRS 1018 Revenue.

2.19	Compound Financial Instruments

Compound financial instruments are convertible bonds that can be converted into equity instruments at the option of the holder. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially on the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

2.20	Employee Benefits

(1)	Post-employment benefits

The Group operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.21	Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Group revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

When the options are exercised, the Group issues new shares. The proceeds received, net of any directly attributable transaction costs, are recognized as share capital (nominal value) and share premium.

2.22	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.23	Leases

(1)	Lessee

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

(2)	Lessor

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership at the inception of the lease. A lease other than a finance lease is classified as an operating lease. Lease income from operating leases is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred by the lessor in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

2.24	Share Capital

The Group classifies ordinary shares as equity. Where the Controlling Company purchases its own shares, the consideration paid, including any directly attributable incremental costs, is deducted from equity until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Controlling Company.

2.25	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Group. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-group transactions.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Group; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Rendering of Services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Group sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Commission fees

Commission fees related to credit card business are recognized when it is probable that future economic benefits will flow to the entity and these benefits can be reliably measured. Revenues from acquiree fee, agent fee, optional service fees, member service fees and credit card service charge are measured at the fair value of the consideration received and recognized on an accrual basis.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(5)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(6)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(7)	Customer loyalty program

The Group operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

2.26	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Group recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.27	Dividend

Dividend distribution to the Group’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Group’s shareholders.

2.28	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2017 consolidated financial statements of the Group was approved by the Board of Directors on February 6, 2018, which is subject to change with approval of the shareholders at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.1	Impairment of Goodwill

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

3.2	Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain (Note 30).

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Derivatives and Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 38).

3.4	Provision for Impairment

The Group recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Group records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Group will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	~~W~~	1,928,182	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,928,182
Trade and other receivables		6,671,302		—		—		—		—		6,671,302
Other financial assets		1,333,317		5,813		7,389		380,953		151		1,727,623

(In millions of Korean won)	2017
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	8,425,503	~~W~~	8,425,503

Borrowings		—		—		6,683,662		6,683,662

Other financial liabilities		5,051		93,770		87,669		186,490

(In millions of Korean won)	2016
Financial assets	Loans and receivables		Assets at fair value through profit and loss		Derivatives used for hedge		Available- for-sale		Held-to- Maturity		Total
Cash and cash equivalents	~~W~~	2,900,311	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,900,311
Trade and other receivables		6,040,256		—		—		—		—		6,040,256
Other financial assets		716,769		6,277		227,318		404,774		30,143		1,385,281

(In millions of Korean won)	2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total
Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	8,328,082	~~W~~	8,328,082
Borrowings		—		—		8,120,791		8,120,791
Other financial liabilities		1,973		14,928		91,763		108,664

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Gains or losses arising from financial instruments by category for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Loans and receivables
Interest income[1,4]	~~W~~	108,608	~~W~~	129,813
Loss on foreign currency transaction		(11,949)		(7,493)
Gain on foreign currency translation		(12,354)		3,083
Loss on disposal		(20,351)		(15,838)
Loss on valuation		(44,219)		(92,589)
Assets at fair value through profit or loss
Dividend income		1		—
Gain on disposal		153		186
Loss on valuation		(464)		(7,184)
Derivatives used for hedging
Loss on transaction		(58,569)		—
Gain on valuation		(63,640)		109,436
Other comprehensive income for the year[2]		(44,429)		60,501
Reclassified to profit or loss from other comprehensive income for the year[2,3]		50,231		(71,915)
Available -for-sale
Interest income1,[4]		453		40
Dividend income		5,174		3,926
Gain on disposal		89,598		22,695
Impairment loss		(6,137)		(966)
Other comprehensive income for the year[2]		51,235		10,925
Reclassified to profit or loss from other comprehensive income for the year[2]		(55,450)		(3,840)
Held-to-Maturity
Interest income[1,4]		—		213
Liabilities at fair value through profit and loss
Loss on foreign currency translation
Gain(loss) on disposal		—		(632)
Gain(loss) on valuation		(3,078)		33
Derivatives used for hedging
Gain (loss) on transactions		—		8,329
Loss on valuation		(145,885)		(138)
Other comprehensive income for the year[2]		(66,624)		4,295
Reclassified to profit or loss from other comprehensive income for the year [2,3]		91,698		(3,956)
Financial liabilities at amortized cost
Interest expense[4]		(302,464)		(337,219)
Loss foreign currency transaction		62,347		(7,518)
Loss foreign currency translation		225,695		(112,864)
		~~W~~ (150,420)		~~W~~ (308,677)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[1]	BC Card, a subsidiary of the Group, recognized interest income as operating revenue. Interest income recognized as operating revenue is ~~W~~15,561 million (2016: ~~W~~14,380 million) for the year ended December 31, 2017.
[2]	The amounts directly reflected in equity before adjustments of deferred income tax.
[3]	During the year, certain derivatives of the Group were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[4]	BC Card recognized gain/loss on foreign currency transaction as operating income and expenses. During the year, related gain/loss on foreign currency transaction recognized as operating income and expense is ~~W~~11,049 million (2016: (-) ~~W~~1,987 million).

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Type	2017		2016		Description
Cash and cash equivalents	Restricted deposit	~~W~~	16,837	~~W~~	19,920	Deposit restricted for governmental project and others

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying Amount
Current assets
Trade receivables	~~W~~	3,286,169	~~W~~	(438,817)	~~W~~	(7,508)	~~W~~	2,839,844
Other receivables		3,069,216		(66,402)		(187)		3,002,627

	~~W~~	6,355,385	~~W~~	(505,219)	~~W~~	(7,695)	~~W~~	5,842,471

Non-current assets
Trade receivables	~~W~~	366,107	~~W~~	(610)	~~W~~	(12,803)	~~W~~	352,694
Other receivables		522,458		(17,970)		(28,351)		476,137

	~~W~~	888,565	~~W~~	(18,580)	~~W~~	(41,154)	~~W~~	828,831

	2016
(In millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,161,234	~~W~~	(470,239)	~~W~~	(5,343)	~~W~~	2,685,652
Other receivables		2,767,835		(121,972)		(270)		2,645,593

	~~W~~	5,929,069	~~W~~	(592,211)	~~W~~	(5,613)	~~W~~	5,331,245

Non-current assets
Trade receivables	~~W~~	263,367	~~W~~	(632)	~~W~~	(12,835)	~~W~~	249,900
Other receivables		507,251		(19,644)		(28,496)		459,111

	~~W~~	770,618	~~W~~	(20,276)	~~W~~	(41,331)	~~W~~	709,011

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amounts because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of changes in provision for impairment the years ended December 31, 2017 and 2016, are as follows:

	2017				2016
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning balance	~~W~~	470,871	~~W~~	141,616	~~W~~	468,741	~~W~~	250,842
Provision		38,888		5,809		84,975		7,736
Reversal or written-off		(70,121)		(61,220)		(80,518)		(108,638)
Changes in the scope of consolidation		(107)		(35)		215		56
Others		(104)		(1,798)		(2,542)		(8,380)

Ending balance	~~W~~	439,427	~~W~~	84,372	~~W~~	470,871	~~W~~	141,616

Provisions for impairment on trade and other receivables are recognized as operating expenses, other expenses and finance costs.

Details of aging analysis of trade receivables as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Neither past due nor impaired	~~W~~	2,661,406	~~W~~	2,377,637

Past due and impaired
Up to 6 months		701,032		685,288
6 months to 12 months		70,190		87,547
Over 12 months		199,337		255,951

		970,559		1,028,786
Less: Provision for impairment		(439,427)		(470,871)

	~~W~~	3,192,538	~~W~~	2,935,552

Details of other receivables as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Loans	~~W~~	84,682	~~W~~	80,308
Receivables[1]		2,998,532		2,713,070
Accrued income		12,186		9,903
Refundable deposits		391,458		390,035
Loans receivable		34,273		10,355
Finance lease receivables		20,526		16,280
Others		21,479		26,369
Less: Provision for impairment		(84,372)		(141,616)

	~~W~~	3,478,764	~~W~~	3,104,704

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~2,262,829 million (2016: ~~W~~1,962,880 million) are included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of aging analysis of other receivables as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Neither past due nor impaired	~~W~~	3,300,136	~~W~~	2,975,132

Past due and impaired
Up to 6 months		169,894		134,231
6 months to 12 months		16,052		12,805
Over 12 months		77,054		124,152

		263,000		271,188
Less: Provision for impairment		(84,372)		(141,616)

	~~W~~	3,478,764	~~W~~	3,104,704

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2017.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	5,813	~~W~~	6,277
Derivatives used for hedge		7,389		227,318
Financial instruments[1]		1,333,317		716,769
Available-for-sale financial assets[1]		380,953		404,774
Held-to-maturity investments		151		30,143
Less: Non-current		(754,992)		(664,726)

Current	~~W~~	972,631	~~W~~	720,555

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,051	~~W~~	1,973
Derivatives used for hedge		93,770		14,928
Other financial liabilities		87,669		91,763
Less: Non-current		(149,267)		(108,431)

Current	~~W~~	37,223	~~W~~	233

[1]	At the end of the reporting period, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~870,453 million is included in other financial assets. As of December 31, 2017, the Group’s financial instruments amounting to ~~W~~59,660 million (December 31, 2016: ~~W~~49,721 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial instruments at fair value through profit or loss as of December 31, 2017 and 2016, are as follows:

	2017				2016
(In millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Financial instruments at fair value through profit or loss	~~W~~	5,813	~~W~~	—	~~W~~	6,277	~~W~~	—
Other derivatives liabilities	~~W~~	—	~~W~~	5,051	~~W~~	—	~~W~~	1,973

The valuation gains and losses on financial assets and liabilities at fair value through profit or loss and held for trading for the years ended December 31, 2017 and 2016, are as follows:

Financial	instruments at fair value through profit or loss

	2017				2016
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses
Valuation gains and losses on financial assets	~~W~~	—	~~W~~	464	~~W~~	470	~~W~~	7,654

Total	~~W~~	—	~~W~~	464	~~W~~	470	~~W~~	7,654

Held	for trading

	2017				2016
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses
Other derivatives liabilities	~~W~~	—	~~W~~	3,078	~~W~~	33	~~W~~	—

Total	~~W~~	—	~~W~~	3,078	~~W~~	33	~~W~~	—

The maximum exposure of debt securities of financial instruments at fair value through profit or loss to credit risk is carrying amount as of December 31, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Derivatives used for hedge as of December 31, 2017 and 2016, are as follows:

	2017				2016
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	2,633	~~W~~	—	~~W~~	3,278
Currency swap [2]		7,389		81,300		214,648		11,650
Currency forwards [3]		—		9,837		12,670		—

Total		7,389		93,770		227,318		14,928
Less: non-current		(4,675)		(56,547)		(97,220)		(14,695)

Current	~~W~~	2,714	~~W~~	37,223	~~W~~	130,098	~~W~~	233

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]	The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.
[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017						2016
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	38	~~W~~	—	~~W~~	637	~~W~~	—	~~W~~	148	~~W~~	(142)
Currency swap		19		187,468		(146,752)		97,158		(10)		85,479
Currency forwards		—		22,114		(393)		12,278		—		146

Total	~~W~~	57	~~W~~	209,582	~~W~~	(146,508)	~~W~~	109,436	~~W~~	138	~~W~~	85,483

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~1,961 million for the current period (2016: valuation gain of ~~W~~1,637 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of available-for-sale financial assets as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Marketable equity securities	~~W~~	6,859	~~W~~	5,387
Non-marketable equity securities		364,195		372,703
Debt securities		9,899		26,684

Total		380,953		404,774
Less: non-current		(379,488)		(384,798)

Current	~~W~~	1,465	~~W~~	19,976

Changes of available-for-sale financial assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Beginning	~~W~~	404,774	~~W~~	360,037
Acquisition		89,027		44,302
Disposal		(129,682)		(18,161)
Valuation [1]		67,593		14,413
Impairment		(6,137)		(966)
Reclassification		(44,622)		5,149
Changes in scope of consolidation		—		—

Ending	~~W~~	380,953	~~W~~	404,774

[1]	The amounts before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is carrying amount as of December 31, 2017.

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost and the impairment loss is recognized if any.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral as consideration for payment guarantees provided by Korea Software Financial Cooperative (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

8.	Inventories

Inventories as of December 31, 2017 and 2016, are as follows:

	2017						2016
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	~~W~~	504,321	~~W~~	(58,293)	~~W~~	446,028	~~W~~	403,938	~~W~~	(46,634)	~~W~~	357,304
Others		11,698		—		11,698		21,171		(495)		20,677

Total	~~W~~	516,019	~~W~~	(58,293)	~~W~~	457,726	~~W~~	425,109	~~W~~	(47,128)	~~W~~	377,981

Cost of inventories recognized as expenses for year ended December 31, 2017, amounts to ~~W~~3,855,089 million (2016: ~~W~~3,589,809 million) and reversal of valuation loss on inventory recognized amounts to ~~W~~11,165 million for year ended December 31, 2017 (2016: valuation loss on inventory amounts to ~~W~~20,223 million).

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Other assets
Advance payments	~~W~~	164,950	~~W~~	148,299
Prepaid expenses		241,078		255,464
Others		5,998		13,471
Less: Non-current		(107,166)		(106,099)

Current	~~W~~	304,860	~~W~~	311,135

Other liabilities
Advances received	~~W~~	183,735	~~W~~	192,445
Withholdings		85,142		89,679
Unearned revenue		23,036		24,142
Others		11,629		6,160
Less: Non-current		(45,227)		(27,125)

Current	~~W~~	258,315	~~W~~	285,301

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

10.	Property, Plant and Equipment

Changes in property, plant and equipment for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,309,084	~~W~~	3,729,228	~~W~~	35,106,184	~~W~~	1,895,332	~~W~~	1,093,941	~~W~~	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

Beginning, net		1,308,952		2,124,732		9,260,185		524,923		1,093,319		14,312,111
Acquisition		1,948		120		237,218		129,464		2,262,681		2,631,431
Disposal and termination		(4,656)		(4,022)		(176,085)		(8,242)		(3,133)		(196,138)
Depreciation		—		(135,242)		(2,469,459)		(150,535)		—		(2,755,236)
Impairment (Recovery of impairment)		—		—		(9,256)		(1)		(28)		(9,285)
Transfer in (out)		26,764		25,305		2,227,808		10,344		(2,600,908)		(310,687)
Exclusion in scope of consolidation		—		(19)		(772)		(120)		(34)		(945)
Transfer from(to) investment properties		(64,449)		1,793		—		1,184		—		(61,472)
Others		98		(245)		(8,830)		(179)		(38,304)		(47,460)

Ending, net	~~W~~	1,268,657	~~W~~	2,012,422	~~W~~	9,060,809	~~W~~	506,838	~~W~~	713,593	~~W~~	13,562,319

Acquisition cost	~~W~~	1,268,789	~~W~~	3,750,861	~~W~~	35,971,877	~~W~~	1,920,571	~~W~~	714,706	~~W~~	43,626,804
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,738,439)		(26,911,068)		(1,413,733)		(1,113)		(30,064,485)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Land		Buildings and structures		Machinery and equipment		Others		Construction- in-progress		Total
Acquisition cost	~~W~~	1,287,749	~~W~~	3,558,460	~~W~~	34,388,584	~~W~~	1,951,749	~~W~~	1,033,777	~~W~~	42,220,319
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,459,416)		(24,879,791)		(1,400,766)		(1,300)		(27,741,405)

Beginning, net		1,287,617		2,099,044		9,508,793		550,983		1,032,477		14,478,914
Acquisition		291		3,608		247,431		146,471		2,297,346		2,695,147
Disposal/Abandonment		(855)		(1,650)		(112,135)		(8,155)		(3,357)		(126,152)
Depreciation		—		(135,389)		(2,498,837)		(143,978)		—		(2,778,204)
Impairment		—		—		361		(47,086)		—		(46,725)
Transfer in (out)		4,274		136,041		2,060,936		11,073		(2,212,324)		—
Inclusion in scope of consolidation		—		—		68		764		—		832
Others		17,625		23,078		53,568		14,851		(20,823)		88,299

Ending, net	~~W~~	1,308,952	~~W~~	2,124,732	~~W~~	9,260,185	~~W~~	524,923	~~W~~	1,093,319	~~W~~	14,312,111

Acquisition cost	~~W~~	1,309,084	~~W~~	3,729,228	~~W~~	35,106,184	~~W~~	1,895,332	~~W~~	1,093,941	~~W~~	43,133,769
Less: Accumulated depreciation (including accumulated impairment loss and others)		(132)		(1,604,496)		(25,845,999)		(1,370,409)		(622)		(28,821,658)

Details of property, plant and equipment provided as collateral as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	13,115	~~W~~	15,995	Borrowings	~~W~~	2,730	Standard Charted
								Bank/Korea
								Development
								Bank
Others	~~W~~	53,757	~~W~~	38,570		~~W~~	16,071	Shinhan Bank

(In millions of Korean won)	2016
	Carrying amount		Secured amount		Related line item	Related amount		Secured party

Land and Buildings	~~W~~	13,337	~~W~~	16,009	Borrowings	~~W~~	11,540	Standard Charted
								Bank/ Korea
								Development
								Bank
Others	~~W~~	55,951	~~W~~	43,506		~~W~~	25,379	Shinhan Bank

The borrowing costs capitalized for qualifying assets amount to ~~W~~8,473 million (2016: ~~W~~16,451 million) in 2017. The interest rate applied to calculate the capitalized borrowing costs in 2017 is 3.37% to 3.54% (2016: 2.29% to 3.50%).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	302,750	~~W~~	1,119,885	~~W~~	78,765	~~W~~	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

Beginning		302,750		766,529		78,765		1,148,044
Acquisition		—		775		48,075		48,850
Disposal/Abandonment		(3,493)		(6,434)		—		(9,927)
Depreciation		—		(47,295)		—		(47,295)
Transfer from(to) property, plant and equipment		64,449		(1,793)		(1,184)		61,472
Transfer and others		(6,916)		80,986		(85,683)		(11,613)

Ending	~~W~~	356,790	~~W~~	792,768	~~W~~	39,973	~~W~~	1,189,531

Acquisition cost	~~W~~	358,358	~~W~~	1,191,687	~~W~~	39,973	~~W~~	1,590,018
Less: Accumulated depreciation (include. Accumulated impairment)		(1,568)		(398,919)		—		(400,487)

	2016
(in millions of Korean won)	Land		Buildings		Construction- in-progress		Total
Acquisition cost	~~W~~	340,790	~~W~~	1,011,236	~~W~~	74,208	~~W~~	1,426,234
Less: Accumulated depreciation		—		(324,164)		—		(324,164)

Beginning		340,790		687,072		74,208		1,102,070
Acquisition		51		417		160,138		160,606
Disposal/Abandonment		(5,837)		(1,802)		—		(7,639)
Depreciation		—		(43,575)		—		(43,575)
Transfer		(32,254)		124,417		(155,581)		(63,418)

Ending	~~W~~	302,750	~~W~~	766,529	~~W~~	78,765	~~W~~	1,148,044

Acquisition cost	~~W~~	302,750	~~W~~	(353,356)	~~W~~	78,765	~~W~~	1,501,400
Less: Accumulated depreciation		—		(353,356)		—		(353,356)

The fair value of investment properties is ~~W~~1,755,600 million as of December 31, 2017 (2016: ~~W~~1,962,779 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~205,993 million in 2017 (2016: ~~W~~184,670 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of investment properties provided as collateral as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Carrying amount		Secured amount		Related account	Related amount

Land and Buildings	~~W~~	772,708	~~W~~	104,861	Deposits	~~W~~	90,150
Land and Buildings	~~W~~	7,897	~~W~~	7,905	Borrowings	~~W~~	5,270

(in millions of Korean won)	2016
	Carrying amount		Secured amount		Related account	Related amount

Land and Buildings	~~W~~	711,989	~~W~~	98,543	Deposits	~~W~~	84,334
Land and Buildings	~~W~~	8,035	~~W~~	7,891	Borrowings	~~W~~	5,260

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Goodwill		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost		492,105		1,483,205		838,532		2,531,654		1,154,993		6,500,489
Less: Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

Beginning, net	~~W~~	253,486	~~W~~	334,676	~~W~~	197,138	~~W~~	1,677,289	~~W~~	560,214	~~W~~	3,022,803
Acquisition and capital expenditure		—		247,863		60,475		—		78,372		386,710
Disposal and termination		—		(14,806)		(548)		—		(11,859)		(27,213)
Amortization		—		(151,718)		(73,174)		(311,146)		(99,112)		(635,150)
Impairment		(84,606)		—		(3)		—		(31,486)		(116,095)
Inclusion in scope of consolidation		—		(332)		(3,216)		—		(1,374)		(4,922)
Others		—		2,876		9,569		(1,201)		(4,674)		6,570

Ending, net	~~W~~	168,880	~~W~~	418,559	~~W~~	190,241	~~W~~	1,364,942	~~W~~	490,081	~~W~~	2,632,703

Acquisition cost		474,908		1,643,886		893,500		2,530,341		1,171,378		6,714,013
Less: Accumulated amortization (including accumulated impairment loss and others)		(306,028)		(1,225,327)		(703,259)		(1,165,399)		(681,297)		(4,081,310)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Goodwill		Development costs[1]		Software		Frequency usage rights		Others		Total
Acquisition cost		449,379		1,487,420		805,387		2,591,229		1,109,085		6,442,500
Less: Accumulated amortization (including accumulated impairment loss and others)		(107,038)		(1,025,877)		(574,003)		(1,618,459)		(517,372)		(3,842,749)

Beginning, net	~~W~~	342,341	~~W~~	461,543	~~W~~	231,384	~~W~~	972,770	~~W~~	591,713	~~W~~	2,599,751
Acquisition		—		36,075		35,631		978,309		74,312		1,124,327
Disposal		—		(8,600)		(1,928)		—		(16,397)		(26,925)
Amortization		—		(162,682)		(78,643)		(273,790)		(84,606)		(599,721)
Impairment[1]		(131,600)		—		(46)		—		(3,618)		(135,264)
Inclusion in scope of consolidation		42,745		—		2,462		—		16,015		61,222
Exclusion in scope of consolidation
Others		—		8,340		8,278		—		(17,205)		(587)

Ending, net	~~W~~	253,486	~~W~~	334,676	~~W~~	197,138	~~W~~	1,677,289	~~W~~	560,214	~~W~~	3,022,803

Acquisition cost		492,105		1,483,205		838,532		2,531,654		1,154,993		6,500,489
Less: Accumulated amortization (including accumulated impairment loss and others)		(238,619)		(1,148,529)		(641,394)		(854,365)		(594,779)		(3,477,686)

[1]	The Company’s development costs mainly consist of acquisition costs to develop a combined billing system and an information management system.

The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~238,053 million (2016: ~~W~~268,350 million) as of December 31, 2017.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As of December 31, 2016, goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash generating Unit	Amount
Marketing/Customer
Telecom Wireless business[1]	~~W~~	65,057
Finance and Rental
BC Card Co., Ltd.[1]		41,234
Others
PlayD Co., Ltd. (N search Marketing Co., Ltd.)[1]		42,745
Genie Music Corporation (KT Music Corporation) and others		19,844

	~~W~~	168,880

[1]	The recoverable amounts of mobile business, BC Card Co., Ltd. and PlayD Co., Ltd. (N search Marketing Co., Ltd.) are calculated based on value-in use calculations. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow exceeds the financial budgets are estimated by the expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. In addition, management estimated the cash flow based on past performance and its expectation of market growth, and the discount rates used reflected specific risks relating to the relevant CGUs. As a result of the impairment test, the Group concluded that the carrying amount of CGUs does not exceed the recoverable amount. Accordingly, the Group did not recognise the impairment loss on goodwill on mobile business, BC Card Co., Ltd. and PlayD Co., Ltd. (N search Marketing Co., Ltd.) for the years ended December 31, 3017 and 2016.

As a result of the impairment test, the Group recognized the impairment losses of ~~W~~78,200 million on goodwill allocated to KT Skylife Co., Ltd. and ~~W~~29,325 million on indefinite-lived intangible assets, and recognized the losses as operating expenses in the consolidated statement of profit or loss. It is resulted from intense competition between internets, IPTV, Cable TV service providers.

The recoverable amounts of KT Skylife Co., Ltd. are calculated based on value-in use calculations or fair value less costs to sell. These calculations use cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by 0.0% of expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate (-0.77%) based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in its 13.25% discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

13.	Investments in Associates and Joint Ventures

Details of associates as of December 31, 2017, are as follows:

(a)	Associates

	Percentage of ownership (%)		Location	Date of financial statements
	2017	2016
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment Fund[1]	50.0%	50.0%	Korea	December 31
Mongolian Telecommunications[1]	—	40.0%	Mongolia	December 31
KT Wibro Infra Co., Ltd.	—	26.2%	Korea	December 31
KT-IBKC Future Investment Fund 1[1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
K Bank Inc.[1]	10.0%	—	Korea	December 31

[1]	At the end of the reporting period, even though the Group (KT-SB Venture Investment Fund and KT-IBKC Future Investment Fund 1) has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of investment fund, cannot participate in determining the operating and financial policies. As of December 31, 2017, the entire shares of Mongolian Telecommunications is classified as assets held for sale, and KT Wibro Infra Co., Ltd. was liquidated during 2017. Also, 8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc.

Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	~~W~~	134,969	~~W~~	—	~~W~~	4,275	~~W~~	—	~~W~~	290		139,534
KT-SB Venture Investment Fund		4,736		(1,069)		(725)		—		—		2,942
Mongolian Telecommunications		6,244		—		(348)		—		(5,896)		—
KT Wibro Infra Co., Ltd.		52,200		(52,200)		—		—		—		—
KT-IBKC Future Investment Fund 1		3,621		7,500		(296)		—		—		10,825
KT-CKP New Media Investment Fund		4,454		(2,970)		810		—		—		2,294
K Bank Inc.		—		26,543		(17,244)		—		32,809		42,108
Others		77,851		3,178		(1,952)		(3,662)		6,313		81,728

	~~W~~	284,075	~~W~~	(19,018)	~~W~~	(15,480)	~~W~~	(3,662)	~~W~~	33,516	~~W~~	279,431

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(In millions of Korean won)	Beginning		Acquisition (Disposal)		Shares of net profit from associates and joint ventures[1]		Impairment		Others		Ending
Korea Information & Technology Fund	~~W~~	127,583	~~W~~	—	~~W~~	7,446	~~W~~	—	~~W~~	(60)	~~W~~	134,969
KT-SB Venture Investment Fund		4,861		—		(125)		—		—		4,736
Mongolian Telecommunications		7,483		—		32		—		(1,271)		6,244
KT Wibro Infra Co., Ltd.		69,328		—		—		(17,128)		—		52,200
KT-CKP New Media Investment Fund		3,860		—		594		—		—		4,454
Others		56,914		29,052		(5,400)		—		906		81,472

	~~W~~	270,029	~~W~~	29,052	~~W~~	2,547	~~W~~	(17,128)	~~W~~	(425)	~~W~~	284,075

[1]	KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit from associates and joint ventures as operating revenue and expense. These include its share in gain from associates and joint ventures of ~~W~~1,588 million (2016: ~~W~~52 million) recognized as operating income during the period.

Summarized financial information of associates and joint ventures as of and for the years ended December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	144,874	~~W~~	273,727	~~W~~	—	~~W~~	—
KT-SB Venture Investment		120		5,770		6		—
KT-IBKC Future Investment Fund 1		5,499		16,302		152		—
KT-CKP New Media Investment Fund		287		4,333		—		—
K Bank Inc.		1,258,969		92,137		1,116,154		1,177

(In millions of Korean won)	2017
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	~~W~~	36,462	~~W~~	12,825	~~W~~	1,868	~~W~~	14,693	~~W~~	739
KT-SB Venture Investment		3		(1,449)		—		(1,449)		—
KT-IBKC Future Investment Fund 1		15		(593)		—		(593)		—
KT-CKP New Media Investment Fund		1,593		1,632		—		1,632		—
K Bank Inc.		20,926		(83,787)		(746)		(84,533)		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

In millions of Korean won)	2016
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
Korea Information & Technology Fund	~~W~~	154,651	~~W~~	250,257	~~W~~	—	~~W~~	—
KT-SB Venture Investment		1,009		8,704		242		—
Mongolian Telecommunications		9,852		9,055		3,296		—
KT Wibro Infra Co., Ltd.		274,811		6		4,996		52
KT-CKP New Media Investment Fund		1,801		7,170		4		—

(In millions of Korean won)	2016
	Operating revenue		Profit (loss) for the year		Other comprehensive income		Total comprehensive income		Dividends received from associates
Korea Information & Technology Fund	~~W~~	26,942	~~W~~	22,338	~~W~~	(9,425)	~~W~~	12,913	~~W~~	3,201
KT-SB Venture Investment		2		(251)		—		(251)		—
Mongolian Telecommunications		10,336		81		3,178		3,259		—
KT Wibro Infra Co., Ltd.		391		5,025		—		5,025		—
KT-CKP New Media Investment Fund		1,684		1,195		—		1,195		—

Details of a reconciliation of the summarized financial information to the carrying amount of interests in the associates and joint ventures as of and for the years end December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Intercompany transaction and others		Book amount
Korea Information & Technology Fund	~~W~~	418,601	33.3%	~~W~~	139,534	~~W~~	—	~~W~~	139,534
KT-SB Venture Investment		5,884	50.0%		2,942		—		2,942
KT-IBKC Future Investment Fund 1		21,649	50.0%		10,825		—		10,825
KT-CKP New Media Investment Fund		4,620	49.7%		2,294		—		2,294
K Bank Inc.		233,775	10.0%		42,108		—		42,108

[1]	8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Net assets		Percentage of ownership	Share in net assets		Intercompany transaction and others		Book amount
Korea Information & Technology Fund	~~W~~	404,908	33.3%	~~W~~	134,834	~~W~~	—	~~W~~	134,834
KT-SB Venture Investment		9,471	50.0%		4,736		—		4,736
Mongolian Telecommunications		15,610	40.0%		6,244		—		6,244
KT Wibro Infra Co., Ltd.		269,769	26.2%		70,679		(18,479)		52,200
KT-CKP New Media Investment Fund		8,967	49.7%		4,457		—		4,457
Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~4,391 million for the year (2016: ~~W~~1,354 million). The accumulated comprehensive loss of joint ventures and associates as of December 31, 2016, which was not recognized by the Group is ~~W~~17,045 million (2015: ~~W~~18,096 million).

14.	Trade and Other Payables

Details of trade and other payables as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	December 31, 2017		December 31, 2016
Current liabilities
Trade payables	~~W~~	1,399,287	~~W~~	1,235,955
Other payables		6,024,847		5,903,816

Total	~~W~~	7,424,134	~~W~~	7,139,771

Non-current liabilities
Trade payables		4,787	~~W~~	8,041
Other payables		996,582		1,180,270

Total		1,001,369	~~W~~	1,188,311

Details of other payables as of December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Non-trade payables[1]	~~W~~	4,773,223	~~W~~	4,803,642
Accrued expenses		1,011,089		1,061,002
Operating deposits		850,999		861,739
Others		386,118		357,703
Less: non-current		(996,582)		(1,180,270)

Current	~~W~~	6,024,847	~~W~~	5,903,816

[1]	Settlement payables of BC Card Co., Ltd. of ~~W~~2,365,477 million related to credit card transactions included as of December 31, 2017 (2016: ~~W~~2,095,989 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

15.	Borrowings

Details of borrowings as of December 31, 2017 and 2016, are as follows:

Debentures

(In millions of Korean won and foreign currencies in thousands)			2017				2016
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won

MTNP notes 1	Sept. 07, 2034	6.50%	USD	100,000	~~W~~	107,140	USD	100,000	~~W~~	120,850
MTNP notes	Jan. 20, 2017	—		—		—	USD	350,000		422,975
FR notes 2	Aug. 28, 2018	LIBOR(3M) +1.15%	USD	300,000		321,420	USD	300,000		362,550
MTNP notes	Apr. 22, 2017	—		—		—	USD	650,000		785,525
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000		374,990	USD	350,000		422,975
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000		64,539	JPY	6,800,000		70,503
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000		142,367	JPY	15,000,000		155,522
MTNP notes	July 18, 2026	2.50%	USD	400,000		428,560	USD	400,000		483,400
MTNP notes	Aug. 07, 2022	2.63%	USD	400,000		428,560		—		—
The 173-2nd Public bond	Aug. 06, 2018	6.62%		—		100,000		—		100,000
The 177-3rd Public bond	Feb. 09, 2017	—		—		—		—		170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—		260,000		—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—		380,000		—		380,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—		90,000		—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—		250,000		—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—		100,000		—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—		90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—		160,000		—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—		120,000		—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—		100,000		—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—		200,000		—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—		300,000		—		300,000
The 186-1st Public bond	June 26, 2017	—				—		—		120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—		170,000		—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—		110,000		—		110,000
The 186-4th Public bond	June 26, 2034	3.70%		—		100,000		—		100,000
The 187-1st Public bond	Sept. 02, 2017	—				—		—		110,000
The 187-2nd Public bond	Sept. 02, 2019	2.97%		—		220,000		—		220,000
The 187-3rd Public bond	Sept. 02, 2024	3.31%		—		170,000		—		170,000
The 187-4th Public bond	Sept. 02, 2034	3.55%		—		100,000		—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%		—		160,000		—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%		—		50,000		—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%		—		100,000		—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%				130,000		—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%				100,000		—		100,000

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won and foreign currencies in thousands)			2017			2016
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won

The 189-4rd Public bond	Jan. 27, 2036	2.35%			70,000	—		70,000
The 17th unsecured bond	Apr. 22, 2018	1.89%			60,000	—		60,000

					5,987,576			7,344,300

Less: Current portion					(1,357,776)			(1,607,570)

Discount on bonds					(19,347)			(20,852)

Total				~~W~~	4,610,453		~~W~~	5,715,878

[1]	As of December 31, 2017, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN Program has been suspended since 2007.
[2]	Libor (3M) are approximately 1.695% as of December 31, 2017.

Short-term borrowings

	(In millions of Korean won)
Type	Financial institution	Annual interest rates	2017		2016
Operational	Shinhan Bank	2.99%~4.41%	~~W~~	113,300	~~W~~	120,300
	Standard Charted Bank	—		—		8,000
	Korea Development Bank	3.97%		12,000		20,800
	Industrial Bank of Korea	—		—		1,000
	SooHyup Bank	4.22%		3,000		3,000

	Total		~~W~~	128,300	~~W~~	153,100

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			2017				2016
		Annual interest	Foreign		Korean		Foreign		Korean
Financial institution	Type	rates	currency		won		currency		won
Export-Import	Inter-Korean	1.50%		—	~~W~~	4,688		—	~~W~~	5,181
Bank of Korea	Cooperation Fund[1]
Shinhan Bank	General loans	2.50%		—		30,000		—		31,000
	Facility loans	2.56%		—		6,000		—		6,493
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD	15,000		16,071	USD	21,000		25,379
KEB Hana Bank	General loans	3.95%		—		3,000		—		3,000
Standard Charted Bank	General loans	3.16%		—		8,000		—		—
Woori Bank	General loans	—		—		—		—		13,000
NongHyup Bank	General loans	2.86%		—		8,000		—		—
	Facility loans	2.00%		—		123				123
Industrial Bank of Korea	General loans	3.27%		—		30,000		—		30,000
Kookmin Bank	Facility loans	2.59%		—		2,333		—		7,000
NH Investment & Security Co., Ltd.	Commercial papers	3.17%		—		300,000		—		300,000
	Redeemable
Others	convertible preferred stock [3]	—		—		950		—		950
	Kookmin Bank and other [2]	3.15%	USD	166,108		177,968	USD	183,796		222,117
					~~W~~	587,133			~~W~~	644,243

	Less: Current portion				~~W~~	(87,398)			~~W~~	(59,331)

	Total				~~W~~	499,735			~~W~~	584,912

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 1.695% as of December 31, 2017.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

Repayment schedule of the Group’s borrowings including the portion of current liabilities as of December 31, 2017, is as follows:

(in millions of Korean won)	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub-total		In local currency		In foreign currency		Sub-total
Jan. 1, 2018 ~ Dec. 31, 2018	~~W~~	830,000	~~W~~	528,326	~~W~~	1,358,326	~~W~~	167,395	~~W~~	48,303	~~W~~	215,698	~~W~~	1,574,024
Jan. 1, 2019 ~ Dec. 31, 2019		490,000		374,990		864,990		343,465		48,303		391,768		1,256,758
Jan. 1, 2020 ~ Dec. 31, 2020		460,000		—		460,000		1,518		45,089		46,607		506,607
Jan. 1, 2021 ~ Dec. 31, 2021		950,000		—		950,000		1,518		41,875		43,393		993,393
After 2022		1,390,000		964,260		2,354,260		7,498		10,469		17,967		2,372,227

	~~W~~	4,120,000	~~W~~	1,867,576	~~W~~	5,987,576	~~W~~	521,394	~~W~~	194,039	~~W~~	715,433	~~W~~	6,703,009

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Carrying amount and fair value of the Group’s debentures and borrowings as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
Type	Carrying		Fair		Carrying		Fair
	Amount		Value		Amount		Value
Debentures	~~W~~	5,968,229	~~W~~	6,022,551	~~W~~	7,323,448	~~W~~	7,387,085
Long-term borrowings						644,243		644,010
(Including current portion of long-term borrowings)		587,133		587,475
Short-term borrowings		128,300		128,300		153,100		153,100

Total	~~W~~	6,683,662	~~W~~	6,738,326	~~W~~	8,120,791	~~W~~	8,184,195

The fair values of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate 3.37% (2016: 3.38%). The carrying amount of borrowings of subsidiaries is the reasonable approximate amount of the fair value.

16.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	19,038	~~W~~	101,312	~~W~~	76,829	~~W~~	197,179
Increase (transfer)		3,842		2,827		41,550		48,219
Usage		(1,740)		(2,178)		(22,382)		(26,300)
Reversal		(2,834)		(1,723)		(11,467)		(16,024)
Changes in scope of consolidation		—		(22)		(22)		(44)

Ending balance	~~W~~	18,036	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030

Current	~~W~~	17,238	~~W~~	1,766	~~W~~	59,168	~~W~~	78,172
Non-current		1,068		98,450		25,340		124,858

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(In millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	17,524	~~W~~	91,827	~~W~~	85,921	~~W~~	195,272
Increase (transfer)		3,392		13,653		40,293		57,338
Usage		(640)		(3,378)		(37,378)		(41,396)
Reversal		(1,238)		(790)		(12,007)		(14,035)

Ending balance	~~W~~	19,038	~~W~~	101,312	~~W~~	76,829	~~W~~	197,179

Current	~~W~~	18,988	~~W~~	2,334	~~W~~	75,163	~~W~~	96,486
Non-current		50		98,978		1,666		100,694

17.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	2017		2016
Present value of defined benefit obligations	~~W~~	1,911,166	~~W~~	1,713,184
Less: Fair value of plan assets		(1,519,779)		(1,334,780)

Liabilities in the statement of financial position	~~W~~	396,079	~~W~~	378,404

Assets in the statement of financial position	~~W~~	3,692	~~W~~	—

Changes in the defined benefit obligations for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	1,713,184	~~W~~	1,601,974
Current service cost		210,336		205,114
Interest expense		38,994		37,378
Benefit paid		(154,600)		(127,581)
Changes due to settlements of plan		(61)		(424)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		3,353		(53,407)
Actuarial gains and losses arising from changes in financial assumptions		36,946		26,717
Actuarial gains and losses arising from experience adjustments		63,583		18,809
Changes in scope of Consolidation		(569)		4,604

Ending	~~W~~	1,911,166	~~W~~	1,713,184

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in the fair value of plan assets for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	1,334,780	~~W~~	1,077,891
Interest income		30,303		25,237
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		(5,557)		(2,323)
Benefits paid		(130,510)		(88,876)
Employer contributions		290,895		322,851
Changes in scope of consolidation		(132)		—

Ending	~~W~~	1,519,779	~~W~~	1,334,780

For the year ended December 31, 2018, reasonable estimation for expected employer contributions is ~~W~~197,942 million.

Amounts recognized in the statement of profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Current service cost	~~W~~	210,336	~~W~~	205,114
Net Interest cost		8,691		12,141
Past service cost		(61)		424
Transfer out		(9,196)		(8,737)

Total expenses	~~W~~	209,770	~~W~~	208,942

Principal actuarial assumptions used are as follows:

	2017.12.31	2016.12.31
Discount rate	1.85% ~ 3.66%	1.90% ~ 2.98%
Future salary increase	1.00% ~ 8.03%	1.09% ~ 8.20%

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The sensitivity of the defined benefit obligations as of December 31, 2017, to changes in the principal assumptions is:

(in percentage, in millions of Korean won )	Effect on defined benefit obligation
	Changes in	Increase in		Decrease in
	assumption	assumption		assumption

Discount rate	0.5% point	~~W~~	(62,000)	~~W~~	76,560
Salary growth rate	0.5% point	71,273			(57,848)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Group actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. Expected contributions to post-employment benefit plans for the year ending December 31, 2018, are ~~W~~197,942 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2017, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	142,963	~~W~~	179,612	~~W~~	627,302	~~W~~	3,763,601	~~W~~	4,713,478

The weighted average duration of the defined benefit obligations is 7.6 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2017, is ~~W~~45,936 million (2016: ~~W~~46,023 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

19.	Commitments and Contingencies

As of December 31, 2017, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,730,000	72
Commercial papers	NH Investment & Securities Co., Ltd.	KRW	370,000	300,000
Collateralized loan on accounts receivable –trade	NongHyup Bank and others	KRW	35,560	—
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	343,000	42,350
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	140
Loans for working capital	Korea Development Bank and others	KRW	306,500	207,300
Green energy factoring	Shinhan Bank	KRW	16	16
FX forward trading commitment	Shinhan Bank	USD	11,500	—
Facility loans	Kookmin Bank and others	KRW	8,456	8,456
		USD	212,000	166,108
Facility loans on ships	Shinhan Bank	USD	30,000	15,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	4,688
		KRW	2,881,232	563,022
Total
		USD	253,500	181,108

As of December 31, 2017, guarantees received from financial institutions are as follows:

(In millions of Korean won and thousands of foreign currencies)	Financial institution	Currency		Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW		116,787
		USD		1,275
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD		5,980
Guarantee for payment in foreign currency	KEB Hana and others	USD		54,072
		PLN	[1]	23,000
Guarantee for advances received	Export-Import Bank of Korea	USD		7,414
Comprehensive credit line	KEB Hana Bank and others	KRW		55,000
Bid guarantee	KEB Hana Bank	USD		400
Bid guarantee	Korea Software Financial Cooperative	KRW		96,911
Performance guarantee /Warranty Guarantee		KRW		302,062
Guarantee for advances received/others	Korea Software Financial Cooperative and others	KRW		99,228
Warranty guarantee	Seoul Guarantee Insurance	KRW		2,962
Guarantees for licensing		KRW		4,077
Guarantees for public sale		KRW		50
Guarantees for deposits	Seoul Guarantee Insurance and others	KRW		4,203
		KRW		681,280
Total		USD		69,141
		PLN	[1]	23,000

[1]	Polish Zloty.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As of December 31, 2017, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit		Used amount		Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	~~W~~	48,536	~~W~~	8,309	Nov 10, 2017 ~Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank		81,722		14,237	Oct 29, 2017 ~Nov. 30, 2020
KT Hitel Co., Ltd.	KEB Hana Bank	Cash payers		384		—	Apr 19, 2017 ~ Apr 19, 2018

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2017, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~4,328 million.

For the year ended December 31, 2017, the Group entered into agreements with GIGA LTE Thirty-first to Thirty-sixth Securitization Specialty Co., Ltd. and KT M Mobile 1st Securitization Specialty Co., Ltd. (2016: Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd. and GIGA LTE Twenty-seventh to Thirtieth Securitization Specialty Co., Ltd.), and disposed its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2017, the Group is a defendant in 187 lawsuits with an aggregate amount of ~~W~~112,639 million (2016: ~~W~~77,461 million). As of December 31, 2017, litigation provisions of ~~W~~18,306 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated as at the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Controlling Company and its subsidiary, KT Sat, at the International Court of Arbitration of the International Chamber of Commerce(ICC) on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from relocation of equipment and the breach of entrustment contract. These two cases are merged into one by ICC, and the arbitration is in progress. On July 2017, ICC made partial judgement that ABS has ownership of KOREASAT 3 satellite. Regarding the judgement, as joint defendants of this arbitration, the Controlling Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit for cancellation of the arbitration to the Court of Appeals in United States of America. At the end of the reporting period, the final outcome of these claims cannot be reasonably estimated.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. When the date of payment for borrowing comes up in between November 24, 2017 and to August 9, 2019, the Group collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~9,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium with 2.5% of interest and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property, plant and equipment acquisition agreement made but not yet recognized as liabilities amounts to ~~W~~622,059 million (2016: ~~W~~489,753 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

20.	Lease

The Group’s non-cancellable lease arrangements are as follows:

The Group as the Lessee

Finance Lease

Details of finance lease assets as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Acquisition costs	~~W~~	325,975	~~W~~	298,631
Less: Accumulated depreciation		(126,091)		(105,013)

Net balance	~~W~~	199,884	~~W~~	193,618

As of December 31, 2017, the Group recognized financial lease assets as other property and equipment. The related depreciation amounted to ~~W~~58,535 million (2016: ~~W~~50,704 million) for the year ended December 31, 2017.

Details of future minimum lease payments As of December 31, 2017 and 2016, under finance lease contracts are summarized below:

(in millions of Korean won)	2017		2016
Total amount of minimum lease payments
Within one year	~~W~~	88,441	~~W~~	79,644
From one year to five years		132,113		131,813
More than five years		81		—

		220,635		211,457

Unrealized interest expense		43,758		30,743

Net amount of minimum lease payments
Within one year		68,651		64,008
From one year to five years		108,146		116,706
More than five years		80		—

Total	~~W~~	176,877	~~W~~	180,714

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Operating Lease

Details of future minimum lease payments As of December 31, 2017 and 2016, under operating lease contracts are summarized below:

(in millions of Korean won)	2017		2016
Within one year	~~W~~	109,258	~~W~~	102,015
From one year to five years		266,434		270,462
Thereafter		1,635		16,549

Total	~~W~~	377,327	~~W~~	389,026

Operating lease expenses incurred for the years ended December 31, 2017 and 2016, amounted to ~~W~~ 126,250 million and ~~W~~ 121,852 million, respectively.

21.	Share Capital

As of December 31, 2017 and 2016, the Group’s number of authorized shares is one billion.

	2017					2016
	Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)		Number of outstanding shares	Par value per share (Korean won)		Ordinary Shares (in millions of Korean won)
Ordinary shares [1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Group retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~ 5,000 par value per share of ordinary shares.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

22.	Retained Earnings

Details of retained earnings as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		4,420,561		4,222,933

Total	~~W~~	9,854,172	~~W~~	9,656,544

[1]	The Commercial Code of the Republic of Korea requires the Group to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock with the approval of the Group’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Group’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2017 and 2016, the details of the Controlling Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	2017		2016
Changes in investments in associates and joint ventures	~~W~~	(735)	~~W~~	(10,883)
Loss on derivatives valuation		(3,463)		(34,309)
Gain of valuation on available-for-sale		52,673		54,106
Exchange differences on translation for foreign operations		(17,490)		(10,346)

Total	~~W~~	30,985	~~W~~	(1,432)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(10,883)	~~W~~	10,148	~~W~~	—	~~W~~	(735)
Gain or loss on derivatives valuation		(34,309)		(111,083)		141,929		(3,463)
Gain or loss of valuation on available-for-sale		54,106		54,017		(55,450)		52,673
Exchange differences on translation for foreign operations		(10,346)		(7,144)		—		(17,490)

Total	~~W~~	(1,432)	~~W~~	(54,062)	~~W~~	86,479	~~W~~	30,985

	2016
(in millions of Korean won)	Beginning		Increase /decrease		Reclassified to gain or loss		Ending
Changes in investments in associates and joint ventures	~~W~~	(10,312)	~~W~~	(571)	~~W~~	—	~~W~~	(10,883)
Gain or loss on derivatives valuation		(23,234)		64,796		(75,871)		(34,309)
Gain or loss of valuation on available-for-sale		52,415		5,204		(3,513)		54,106
Exchange differences on translation for foreign operations		(4,999)		(5,347)		—		(10,346)

Total	~~W~~	13,870	~~W~~	64,082	~~W~~	(79,384)	~~W~~	(1,432)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, the other components of equity are as follows:

(in millions of Korean won)	2017		2016
Treasury stock[1]	~~W~~	(853,108)	~~W~~	(859,789)
Loss on disposal of treasury stock[2]		873		607
Share-based payments		6,483		5,762
Others[3]		(359,550)		(364,514)

Total	~~W~~	(1,205,302)	~~W~~	(1,217,934)

[1]	During the year ended December 31, 2017, the Group granted 125,412 treasury shares as share-based payment.
[2]	The amount directly reflected in equity is \ 653 million (2016: \ 738 million) as of December 31, 2017.
[3]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

As of December 31, 2017 and 2016, the details of treasury stock are as follows:

	2017		2016
Number of shares		16,014,753		16,140,165
Amounts (In millions of Korean won)	~~W~~	853,108	~~W~~	859,789

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

24.	Share-based Payments

Details of share-based payments as of December 31, 2017, are as follows:

11th
Grant date	July 27, 2017
Grantee	CEO, inside directors, outside directors, executives
Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance
Fair value per option (in Korean won)	~~W~~ 34,400
Total compensation costs (in Korean won)	~~W~~ 6,483 million
Estimated exercise date (exercise date)	During 2018
Valuation method	Fair value method

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in the number of stock options and the weighted-average exercise price as of December 31, 2017 and 2016, are as follows:

	2017
	Beginning		Granted		Expired		Forfeited		Exercised[1]		Ending		Number of shares exercisable
10th grant	~~W~~	318,506	~~W~~	—	~~W~~	193,094	~~W~~	—	~~W~~	125,412	~~W~~	—	~~W~~	—
11th grant		—		316,949		—		—		—		316,949		—

Total	~~W~~	318,506	~~W~~	316,949	~~W~~	193,094	~~W~~	—	~~W~~	125,412	~~W~~	316,949	~~W~~	—

	2016
	Beginning		Granted		Expired		Forfeited		Exercised[1]		Ending		Number of shares exercisable
9th grant	~~W~~	263,123	~~W~~	54,913	~~W~~	181,685	~~W~~	—	~~W~~	136,351	~~W~~	—	~~W~~	—
10th grant		—		318,506		—		—		—		318,506		—

Total	~~W~~	263,123	~~W~~	373,419	~~W~~	181,685	~~W~~	—	~~W~~	136,351	~~W~~	318,506	~~W~~	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2017 was ~~W~~ 31,797 (2016: ~~W~~ 31,750).

25.	Operating Revenues

Operating revenues for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Services provided	~~W~~	19,898,725	~~W~~	19,935,866
Sale of goods[1]		3,488,542		2,807,799

Total	~~W~~	23,387,267	~~W~~	22,743,665

[1]	Includes revenue from construction commitment recognized using percentage of completion method.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

26.	Construction Commitments

Changes in construction contracts as of December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Gwangju apartment	~~W~~	332,001	~~W~~	—	~~W~~	175,637	~~W~~	156,364
Daegu apartment		—		105,884		5,442		100,442
Busan (Gaya) apartment		—		86,544		7,529		79,015
Busan (Youngdo) apartment		36,530		493		37,023		—

	2016
(in millions of Korean won)	Beginning		Increase		Gain from construction		Ending
Gwangju apartment	~~W~~	—	~~W~~	363,637	~~W~~	31,636	~~W~~	332,001
Chungbuk apartment		262		(94)		168		—
Busan apartment		80,774		—		44,244		36,530

Gains or losses from construction in progress as of December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju apartment	~~W~~	207,273	~~W~~	174,983	~~W~~	32,290	~~W~~	179,085	~~W~~	—
Daegu apartment		5,442		3,771		1,671		21,177		15,735
Busan (Gaya) apartment		7,529		5,547		1,982		17,657		10,128
Busan (Youngdo) apartment		97,905		75,388		22,517		97,905		—

	2016
(in millions of Korean won)	Cumulative construction revenue		Cumulative construction cost		Cumulative gain or loss from construction		Progress billings		Advance payments
Gwangju apartment	~~W~~	31,636	~~W~~	26,708	~~W~~	4,928	~~W~~	74,235	~~W~~	42,598
Busan apartment		60,882		49,899		10,983		56,990		—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Amounts due from and to customers for contract work as of December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Amount due from customers for contract work [1]		Amount due to customers for contract work [2]
Gwangju apartment	~~W~~	28,188	~~W~~	—
Daegu apartment		—		15,735
Busan (Gaya) apartment		—		10,128
Busan (Youngdo) apartment		—		—

	2016
(in millions of Korean won)	Amount due from customers for contract work [1]		Amount due to customers for contract work [2]
Gwangju apartment	~~W~~	—	~~W~~	42,598
Chungbuk apartment		—		—
Busan (Gaya) apartment		—		—
Busan (Youngdo) apartment		3,892		—

[1]	Amount due from customers for contract work is recorded as non-trade receivables in the statements of financial position.
[2]	Amount due to customers for contract work is recorded as advance payments in the statements of financial position.

27.	Operating Expenses

Operating expenses for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Salaries and wages	~~W~~	3,568,456	~~W~~	3,477,596
Depreciation		2,745,969		2,762,773
Amortization of intangible assets		618,533		582,493
Commissions		1,085,865		1,099,429
Interconnection charges		640,612		690,285
International interconnection fee		214,058		216,633
Purchase of inventories		3,945,999		3,422,202
Changes of inventories		(79,745)		147,384
Sales commission		2,201,778		1,968,035
Service Cost		1,428,405		1,322,337
Utilities		323,313		323,406
Taxes and Dues		279,574		255,480
Rent		448,772		455,457
Insurance premium		69,384		178,231
Installation fee		146,783		156,669
Advertising expenses		197,114		185,560
Research and development		168,635		167,881
expenses
Card service cost		3,094,894		3,049,559
Others		913,582		842,276

Total	~~W~~	22,011,981	~~W~~	21,303,686

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of employees benefits for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Short-term employee benefits	~~W~~	3,297,944	~~W~~	3,206,904
Post-employment benefits (Defined benefit plan)		209,770		208,942
Post-employment benefits (Defined contribution plan)		45,936		46,023
Post-employment benefits (Others)		6,949		8,017
Share-based payment		7,660		7,710

Total	~~W~~	3,568,259	~~W~~	3,477,596

28.	Other Income and Other Expenses

Other income for the years ended December 31, 2017 and 2016, consists of:

(in millions of Korean won)	2017		2016
Gains on disposal of property, plant, and equipment	~~W~~	30,499	~~W~~	38,582
Gains on disposal of intangible assets		12,312		5,162
Compensation on property, plant and equipment		124,630		81,735
Gains on government subsidies		26,021		19,313
Gain on disposal of investments in subsidiaries and associates		1,438		1,807
Others		92,488		219,273

Total	~~W~~	287,388	~~W~~	365,872

Other expenses for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Loss on disposal of property, plant, and equipment	~~W~~	180,792	~~W~~	113,495
Loss on disposal of intangible assets		16,583		12,865
Loss on disposal of subsidiaries and associates		2,417		357
Impairment loss on intangible asset		116,095		135,264
Donation		85,377		70,112
Others		172,285		130,481

Total	~~W~~	573,549	~~W~~	462,474

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

29.	Financial Income and Costs

Details of financial income for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Interest income	~~W~~	93,078	~~W~~	115,686
Gain on foreign currency transactions		79,653		24,915
Gain on foreign currency translation		225,580		12,165
Gain on settlement of derivatives		—		8,515
Gain on valuation of derivatives		57		109,436
Others		7,960		25,422

Total	~~W~~	406,328	~~W~~	296,139

Details of financial costs for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Interest expenses	~~W~~	302,464	~~W~~	337,219
Loss on foreign currency transactions		40,303		37,936
Loss on foreign currency translation		12,239		121,949
Loss on settlement of derivatives		58,569		632
Loss on valuation of derivatives		209,582		138
Loss on disposal of trade receivables		20,355		15,838
Impairment loss on available-for-sale financial assets		9		966
Others		1,010		409

Total	~~W~~	644,531	~~W~~	515,087

30.	Deferred Income Tax and Income Tax Expense

The analysis of deferred tax assets and deferred tax liabilities as of December 31, 2017 and 2016, is as follows:

(in millions of Korean won)	2017.12.31		2016.12.31
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	309,641	~~W~~	262,146
Deferred tax assets to be recovered after more than 12 months		1,140,252		1,124,420

		1,449,893		1,386,566

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(15,705)		(48,033)
Deferred tax liability to be recovered after more than 12 months		(859,126)		(778,655)

		(874,831)		(826,688)

Deferred tax assets after offsetting	~~W~~	703,524	~~W~~	697,558

Deferred tax liabilities after offsetting	~~W~~	128,462	~~W~~	137,680

The gross movements on the deferred income tax account for the years ended December 31, 2017 and 2016, are calculated as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	559,878	~~W~~	712,767
Charged (credited) to the statement of profit or loss		(6,618)		(152,973)
Charged (credited) to other comprehensive income		21,802		84

Ending	~~W~~	575,062	~~W~~	559,878

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2017
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(49,188)	~~W~~	49,188	~~W~~	—	~~W~~	—
Available-for-sale financial assets		(31,702)		(164)		1,346		(30,520)
Investment in subsidiaries, associates, and joint ventures		(50,746)		(42,659)		(3,245)		(96,650)
Depreciation		(39,498)		39,498		—		—
Advanced depreciation provision		(225,687)		(22,905)		—		(248,592)
Deposits for severance benefits		(307,730)		(80,126)		—		(387,856)
Accrued income		(2,024)		(126)		—		(2,150)
Reserve for technology and human resource development		(747)		433		—		(314)
Others		(119,366)		(10,617)		—		(108,749)

Total		(826,688)		(46,244)		(1,899)		(874,831)
Deferred tax assets

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Derivative instruments		—		34,572		—		24,724
Provision for impairment or trade receivables		110,276		11,380		—		121,656
Inventory valuation		48		(48)		—		—
Contribution for construction		18,091		180		—		18,271
Accrued expenses		80,356		10,683		—		91,039
Provisions		20,221		3,858		—		24,079
Property, plant, and equipment		232,915		(841)		—		232,074
Retirement benefit obligations		372,492		67,751		26,806		467,049
Withholding of facilities expenses		6,910		472		—		7,382
Accrued payroll expenses		25,915		(10,786)		—		15,129
Deduction of installment receivables		13,887		(13,887)		—		—
Assets retirement obligation		18,086		2,750		—		20,836
Gain or loss foreign currency translation		67,701		(67,558)		—		143
Deferred revenue		26,113		221		—		26,334
Tax credit carryforwards		199,599		—		—		150,776
Tax loss carryforward		—		(48,823)		—
Deficit carried over		—		2,699		—		2,699
Others		193,956		47,003		6,743		247,702
Total		1,386,566		39,626		23,701		1,449,893

Net balance	~~W~~	559,878	~~W~~	(6,618)	~~W~~	21,802	~~W~~	575,062

(in millions of Korean won)	2016
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Derivative instruments	~~W~~	(19,155)	~~W~~	(33,569)	~~W~~	3,536	~~W~~	(49,188)
Available-for-sale financial assets		(29,430)		(10)		(2,262)		(31,702)
Investment in subsidiaries, associates, and joint ventures		(50,235)		(666)		155		(50,746)
Depreciation		(53,872)		14,374		—		(39,498)
Advanced depreciation provision		(231,692)		6,005		—		(225,687)
Deposits for severance benefits		(251,924)		(55,806)		—		(307,730)
Accrued income		(1,808)		(216)		—		(2,024)
Reserve for technology and human resource development		(1,216)		469		—		(747)
Others		(135,802)		16,436		—		(119,366)

Total		(775,134)		(52,983)		1,429		(826,688)

Deferred tax assets
Provision for impairment or trade receivables		136,743		(26,467)		—		110,276
Inventory valuation		56		(8)		—		48
Contribution for construction		19,618		(1,527)		—		18,091
Accrued expenses		64,117		16,239		—		80,356
Provisions		20,353		(132)		—		20,221

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Property, plant, and equipment		239,791		(6,876)		—		232,915
Retirement benefit obligations		331,980		41,857		(1,345)		372,492
Withholding of facilities expenses		7,360		(450)		—		6,910
Accrued payroll expenses		21,634		4,281		—		25,915
Deduction of installment receivables		10,513		3,374		—		13,887
Assets retirement obligation		16,974		1,112		—		18,086
Gain or loss foreign currency translation		43,283		24,418		—		67,701
Deferred revenue		43,792		(17,679)		—		26,113
Tax credit carryforwards		212,820		(13,221)		—		198,407
Tax loss carryforward		107,485		(107,485)		—		—
Others		211,382		(17,426)		—		193,956

Total		1,487,901		(99,990)		(1,345)		1,386,566

Net balance	~~W~~	712,767	~~W~~	(152,973)	~~W~~	84	~~W~~	559,878

The tax impacts recognized directly to equity as of December 31, 2017 and 2016, are as follows:

	2017						2016
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before Recognition		Tax effect		After recognition
Available-for-sale valuation gain(loss)	~~W~~	(5,561)	~~W~~	1,346	~~W~~	(4,215)	~~W~~	9,347	~~W~~	(2,262)	~~W~~	7,085
Hedge instruments valuation gain(loss)		40,694		(9,848)		30,846		(14,611)		3,536		(11,075)
Remeasurements from net defined benefit liabilities		(110,768)		26,806		(83,962)		5,558		(1,345)		4,213
Shares of gain(loss) of associates and joint ventures		13,410		(3,245)		10,165		(641)		155		(486)
Exchange differences on translation for foreign operations		(27,865)		6,743		(21,122)		(7,133)		1,726		(5,407)

Total	~~W~~	(90,090)	~~W~~	21,802	~~W~~	(68,288)	~~W~~	(7,480)	~~W~~	1,810	~~W~~	(5,670)

Details of income tax expense (benefit) for the years ended December 31, 2017 and 2016, are calculated as follows:

(in millions of Korean won)	2017		2016
Current income tax expense(benefit)	~~W~~	268,886	~~W~~	176,211
Impact of change in deferred taxes		6,618		152,973
Income tax expense

	~~W~~	275,504	~~W~~	329,184

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

	2017		2016
Profit before income tax	~~W~~	837,030	~~W~~	1,127,028

Statutory income tax	~~W~~	202,099	~~W~~	272,741
Tax effect
Income not taxable for taxation purposes		(19,268)		(28,093)
Non-deductible expenses		39,746		93,881
Tax credit		(27,211)		(13,764)
Others		80,138		4,419

Income tax expense	~~W~~	275,504	~~W~~	329,184

31.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the years ended December 31, 2017 and 2016, is calculated as follows:

	2017		2016
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	476,744	~~W~~	711,089
Profit from continuing operations attributable to ordinary shares		476,744		711,089
Profit from discontinued operations attributable to ordinary shares		—		—
Weighted average number of ordinary shares outstanding (in number of shares)		245,017,175		244,892,313
Basic earnings per share (in Korean won)		1,946		2,904
Basic earnings per share from continuing operations		1,946		2,904
Basic earnings per share from discontinued operations	~~W~~	—	~~W~~	—

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible preferred stocks, stock options and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Diluted earnings per share from operations for the years ended December 31, 2017 and 2016, is calculated as follows:

	2017		2016
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	476,744	~~W~~	711,089
Adjusted net income attributable to ordinary shares (In millions of Korean won)		—		(67)
Diluted profit attributable to ordinary shares (In millions of Korean won)		476,744		711,022
Diluted profit from continuing operations attributable to ordinary shares		476,744		711,022
Diluted income from discontinued operations attributable to ordinary shares		—		—
Number of dilutive potential ordinary shares outstanding (in number of shares)		79,880		84,245
Weighted average number of ordinary shares outstanding (in number of shares)		245,097,055		244,976,558
Diluted earnings per share (in Korean won)		1,945		2,902
Diluted earnings per share from continuing operations		1,945		2,902
Diluted earnings per share from discontinued operations	~~W~~	—	~~W~~	—

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

32.	Dividend

The dividends paid by the Group in 2017 were ~~W~~195,977 million (~~W~~800 per share). The dividends paid by the Group in 2016 were ~~W~~122,425 million (~~W~~500 per share). A dividend in respect of the year ended December 31, 2017, of ~~W~~1,000 per share, amounting to a total dividend of ~~W~~245,097 million, is to be proposed at the shareholders’ meeting on March 23, 2018.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

33.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
1. Profit for the year	~~W~~	561,526	~~W~~	797,844
2. Adjustments to reconcile net income
Income tax expenses		275,504		329,184
Interest income[1]		(108,639)		(130,066)
Interest expense[1]		302,464		337,219
Dividends income		(4,785)		(3,926)
Depreciation		2,802,531		2,821,779
Amortization of intangible assets		635,150		599,721
Provision for severance benefits		218,966		217,679
Impairment losses on trade receivables		45,704		92,711
Share of net profit or loss of associates and joint ventures		15,480		(2,547)
Loss (gain) on disposal of associates and joint ventures		979		(1,450)
Impairment loss of associates and joint ventures		3,662		17,128
Loss on disposal of property, plant, and equipment and investment in properties		150,293		74,913
Loss on disposal of intangible assets		4,271		7,703
Loss on impairment of intangible assets		116,095		135,264
Loss on foreign currency translation		(213,341)		109,784
Loss (gain) on valuation of derivatives		268,094		(117,181)
Impairment losses on available-for-sale financial assets		9		966
Gain on disposal of available-for-sale financial assets		(89,598)		(22,695)
Others		(251,193)		64,439
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(303,340)		252,196
Increase in other receivables		(370,310)		(743,800)
Decrease in other current assets		11,792		48,549
Increase in other non-current assets		(43,790)		(51,765)
Decrease(increase) in inventories		(97,709)		152,935
Increase(decrease) in trade payables		162,110		(114,838)
Increase in other payables		214,689		705,807
Increase in other current liabilities		345,543		53,682
Increase(decrease) in other non-current liabilities		14,198		(874)
Decrease in provisions		(12,574)		(12,583)
Decrease in deferred revenue		(13,086)		(69,179)
Increase in plan assets		(203,420)		(224,244)
Payment of severance benefits		(118,391)		(121,835)

4. Net cash provided by operating activities (1+2+3)	~~W~~	4,318,884	~~W~~	5,202,520

[1]	BC Card Co., Ltd., a subsidiary of the Group, recognized interest income and expenses as operating income and expenses, respectively. Interest income amounting to ~~W~~15,561 million (2016: ~~W~~14,380 million) for the years ended December 31, 2017, which is recognized as operating income, is included.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Reclassification of the current portion of debentures	~~W~~	1,416,066	~~W~~	1,617,175
Reclassification of construction-in-progress property, plant, and equipment		2,686,591		2,212,324
Reclassification of accounts payable from property, plant, and equipment		225,601		91,407
Reclassification of accounts payable from intangible assets		(227,108)		668,564
Reclassification of payable from defined benefit liability		36,209		5,746
Reclassification of payable from plan assets		43,035		(9,731)

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

34.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the periods ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
							Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Other changes		Ending

Borrowing	~~W~~	8,120,791	~~W~~	(1,163,917)	~~W~~	—	~~W~~	(221,495)	~~W~~	—	~~W~~	(51,717)	~~W~~	6,683,662
Financial lease liabilities		180,714		(71,735)		68,938		—		—		(1,039)		176,878
Derivative assets		227,318		(71,370)		—		(76,552)		2,687		(74,694)		7,389
Derivative liabilities		16,901		—		—		130,674		(28,015)		(20,740)		98,820
Total	~~W~~	8,545,724	~~W~~	(1,307,022)	~~W~~	68,938	~~W~~	(167,373)	~~W~~	(25,328)	~~W~~	(148,190)	~~W~~	6,966,749

35.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Finance	Credit card business
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

Details of each segment for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization
Marketing/Customer	~~W~~	16,242,552	~~W~~	1,018,593	~~W~~	2,895,930
Finance		3,637,917		205,678		28,827
Satellite TV		685,822		75,373		99,216
Others		6,491,890		119,104		332,153

		27,058,181		1,418,748		3,356,126
Elimination		(3,670,914)		(43,462)		8,376

Consolidated amount	~~W~~	23,387,267	~~W~~	1,375,286	~~W~~	3,364,502

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Operating revenues		Operating income		Depreciation and amortization
Marketing/Customer	~~W~~	16,144,415	~~W~~	1,050,053	~~W~~	2,870,161
Finance		3,577,549		208,566		28,868
Satellite TV		665,053		80,637		98,895
Others		5,934,882		139,596		339,429

		26,321,899		1,478,852		3,337,353
Elimination		(3,578,234)		(38,873)		7,913

Consolidated amount	~~W~~	22,743,665	~~W~~	1,439,979	~~W~~	3,345,266

Operating revenues for the year ended December 31, 2017 and 2016 and non-current assets as of December 31, 2017 and 2016 by geographical regions, are as follows:

(in millions of Korean won)	Operating revenues				Non-current assets[1]
Location	2017		2016		2017.12.31		2016.12.31
Domestic	~~W~~	23,322,041	~~W~~	22,649,042	~~W~~	17,246,640	~~W~~	18,308,310
Overseas		65,226		94,623		137,914		174,648

Total	~~W~~	23,387,267	~~W~~	22,743,665	~~W~~	17,384,554	~~W~~	18,482,958

[1]	Non-current assets include property, plant, and equipment, intangible assets and investment properties.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

36.	Related Party Transactions

The list of related party of the Group as of December 31, 2017, is as follows:

Relationship	Name of Entry
Associates and joint ventures	Korea Information & Technology Investment Fund, K- Realty CR-REITs No.1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., PHI Healthcare., KD Living, Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., NgeneBio, ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea electronic Vehicle charging service, PT. Mitra Transaksi Indonesia, K-REALTY RENTAL HOUSING REIT 2, KT-IBKC future investment fund 1, AI RESEARCH INSTITUTE, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., FUNDA Co., Ltd., CHAMP IT Co.,Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp.

Others[1]	KT ENGCORE Co., Ltd.,

[1]	Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

Outstanding balances of receivables and payables in relations to transactions with related parties as of December 31, 2017 and 2016, are as follows:

		2017
								Payables
		Trade		Receivables		Other		Trade		Other
(In millions of Korean won)		receivables		Loans		receivables		payables		payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	778	~~W~~	—	~~W~~	33,800	~~W~~	—	~~W~~	—
	MOS GS Co., Ltd.		17		—		—		—		392
	MOS Daegu Co., Ltd.		1		—		—		—		1,388
	MOS Chungcheong Co., Ltd.		1		—		290		—		1,827
	MOS Gangnam Co., Ltd.		6		—		1		—		287
	MOS GB Co., Ltd.		17		—		1		—		778
	MOS BS Co., Ltd.		34		—		1		—		46
	MOS Honam Co., Ltd.		2		—		1		—		384
	K Bank, Inc.		1,338		—		7,994		—		296
	NgeneBio		1		2,510		—		—		3
	Others		54		—		1,281		—		2,135
Others	KT ENGCORE Co., Ltd.		7,189		—		2,921		13,029		105,344

	Total	~~W~~	9,438	~~W~~	2,510	~~W~~	46,290	~~W~~	13,029	~~W~~	112,880

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

		2016
		Receivables						Payables
(In millions of Korean won)		Trade receivables		Loans		Other receivables		Trade payables		Other payables
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	43,394
	K-REALTY CR REIT 1		882		—		33,110		—		—
	MOS GS Co., Ltd.		9		—		1		—		1,494
	MOS Daegu Co., Ltd.		1		—		—		—		1,082
	MOS Chungcheong Co., Ltd.		6		—		1		—		2,065
	MOS Gangnam Co., Ltd.		6		—		1		—		1,129
	MOS GB Co., Ltd.		19		—		5		—		2,167
	MOS BS Co., Ltd.		34		—		1		—		1,114
	MOS Honam Co., Ltd.		2		—		—		—		1,289
	Others		481		—		179		3		1,266
Others	KT ENGCORE Co., Ltd.		7,845		—		4,191		4,751		136,775
	K-Realty Rental Housing		132		—		—		—		—
	REIT 1

	Total	~~W~~	9,417	~~W~~	—	~~W~~	37,489	~~W~~	4,754	~~W~~	191,775

Significant transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

		2017
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	2,233	~~W~~	—	~~W~~	35,532	~~W~~	—
	MOS GS Co., Ltd.		704		—		15,135		1,811
	MOS Daegu Co., Ltd.		335		—		7,580		934
	MOS Chungcheong Co., Ltd.		455		—		14,523		1,019
	MOS Gangnam Co., Ltd.		484		—		14,971		1,409
	MOS GB Co., Ltd.		987		—		20,060		1,591
	MOS BS Co., Ltd.		460		—		15,495		462
	MOS Honam Co., Ltd.		493		—		13,220		1,074
	K Bank, Inc.		29,939		—		59		—
	NgeneBio[2]		3		40		—		—
	Others		1,026		123		11,311		73
Others	KT ENGCORE Co., Ltd.		4,691		2		119,973		168,652
	K-Realty Rental Housing REIT 1[3]		410		—		—		—

	Total	~~W~~	42,220	~~W~~	165	~~W~~	267,859	~~W~~	177,025

[1]	The amount includes acquisition of property, plant and equipment and others.
[2]	It is the amount after excluded from consolidation during the year.
[3]	It is the amount before excluded from entities in the Large Enterprise Group during the year.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

		2016
		Sales				Purchases
(In millions of Korean won)		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	KT Wibro Infra Co., Ltd.	~~W~~	11	~~W~~	—	~~W~~	—	~~W~~	391
	Smart Channel Co., Ltd.[2]		766		—		—		—
	K- Realty CR-REITs No.1		1,989		—		37,469		—
	MOS GS Co., Ltd.		663		—		15,120		2,241
	MOS Daegu Co., Ltd.		291		—		11,129		1,091
	MOS Chungcheong Co., Ltd.		408		—		11,988		1,481
	MOS Gangnam Co., Ltd.		412		—		14,257		1,540
	MOS GB Co., Ltd.		891		—		19,614		2,188
	MOS BS Co., Ltd.		441		—		14,271		1,075
	MOS Honam Co., Ltd.		418		—		13,215		1,174
	Others		1,619		100		29,376		46
Others	KT ENGCORE Co., Ltd.		4,098		7		102,626		314,955
	K-Realty Rental Housing REIT 1		905		—		—		—

	Total	~~W~~	12,912	~~W~~	107	~~W~~	269,065	~~W~~	326,182

[1]	The amount includes acquisition of property and equipment and others.
[2]	It is the amount before included to consolidation during the prior year.

Key management compensation for the years ended December 31, 2017 and 2016, consists of:

(in millions of Korean won)	2017		2016
Salaries and other short-term benefits	~~W~~	2,879	~~W~~	2,629
Post-employment benefits		311		381
Stock-based compensation		1,331		1,237

Total	~~W~~	4,521	~~W~~	4,247

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fund transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Equity contributions in cash		Dividend income
Associates and Joint ventures
PT. Mitra Transaksi Indonesia	~~W~~	5,194	~~W~~	—
KT-IBKC future investment fund 1		7,500		—
CHAMP IT Co.,Ltd.		750		—
Korea Electronic Vehicle Charging Service		864		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
K-REALTY CR REIT 1		—		5,392
K Bank, Inc.		26,543		—
Korea Information & Technology Investment Fund		—		739
MOS GS Co., Ltd.		—		12
MOS Daegu Co., Ltd.		—		12
MOS Chungcheong Co., Ltd.		—		12
MOS Gangnam Co., Ltd.		—		10
MOS GB Co., Ltd.		—		15
MOS BS Co., Ltd.		—		10
MOS Honam Co., Ltd.		—		10

Total	~~W~~	41,851	~~W~~	6,212

(in millions of Korean won)	2016
	Equity contributions in cash		Dividend income
Associates and Joint ventures
KT-DSC creative economy youth start-up investment fund	~~W~~	6,000	~~W~~	—
PT. Mitra Transaksi Indonesia		16,626		—
K-REALTY RENTAL HOUSING REIT 2		5,500		—
AI RESEARCH INSTITUTE		3,000		—
KT-IBKC future investment fund 1		3,750		—
Gyeonggi-KT Yoojin Superman Fund		1,000		—
FUNDA Co., Ltd.		2,799
K-REALTY CR REIT 1		—		4,186
Korea Information & Technology Investment Fund		—		3,201
Daiwon Broadcasting Co., Ltd.		—		85
Others		—		82

Total	~~W~~	38,675	~~W~~	7,554

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37.	Financial Risk Management

(1) Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

The Group’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various finance market conditions to estimate the effect from the market changes.

1) Market risk

The Group’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Group’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

(i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Group is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Group does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

(ii) Foreign exchange risk

The Group is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Group’s cash flows. Foreign exchange risk unaffecting the Group’s cash flows is not hedged but can be hedged at a particular situation.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax	Shareholders’ equity
2017.12.31	+ 10%	(10,132)	(7,273)
	- 10%	10,132	7,273
2016.12.31	+ 10%	(28,134)	(23,817)
	-10%	28,134	23,817

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

Details of financial assets and liabilities in foreign currencies as of December 31, 2017 and 2016, are as follows:

	2017		2016
(in thousands)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
USD	236,476	1,908,831	210,474	2,536,090
SDR	306	738	311	737
JPY	28,267	21,801,443	80,555	21,802,051
GBP	—	74	1	151
EUR	186	3,625	40	2,571
DZD	47	—	471	—
CNY	46,555	10	15,262	381
UZS	136,787	—	39,531	—
RWF	3,346	—	1,203	—
IDR	14,886,393	710,162	15,646,011	53,142,167
MMK	84	—	2,750	—
TZS	317,348	—	29,987	—
BWP	42	—	15	—
HKD	—	—	254	—
BDT	38,074	—	69,473	—
PLN	338	—	106,025	—
VND	311,649	—	515,412	—
CHF	—	12	—	—

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(iii) Price risk

As of December 31, 2017 and 2016, the Group is exposed to equity securities price risk because the securities held by the Group are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and shareholders’ equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax	Equity
2017.12.31	+ 10%	—	686
	- 10%	—	(686)
2016.12.31	+ 10%	—	539
	- 10%	—	(539)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Group’s marketable equity instruments had moved according to the historical correlation with the index.

(iv) Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Group to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2017 and 2016, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and shareholders’ equity would be as follows:

(In millions of Korean won)	Fluctuation of interest rate	Income before tax	Shareholders’ equity
2017.12.31	+ 100 bp	1,942	4,868
	- 100 bp	(1,954)	(5,198)
2016.12.31	+ 100 bp	(3,456)	(1,673)
	- 100 bp	3,445	(5,025)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2) Credit risk

Credit risk is managed on the Group basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Group considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

As of December 31, 2017 and 2016, maximum exposure to credit risk is as follows.

(In millions of Korean won)	2017		2016
Cash equivalents(except cash on hand)	~~W~~	1,926,620	~~W~~	2,875,383
Trade and other receivables		6,671,302		6,040,256
Other financial assets
Financial assets at fair value through profit or loss		5,813		6,277
Derivative used for hedging		7,389		227,318
Time deposits and others		1,333,317		716,769
Available-for-sale financial assets		9,899		26,684
Held-to-maturity financial assets		151		30,143
Financial guarantee contracts[1]		143,969		56,373

Total	~~W~~	10,098,460	~~W~~	9,979,203

[1]	Total amounts guaranteed by the Group according to the guarantee contracts.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3) Liquidity risk

The Group manages its liquidity risk by liquidity strategy and plans. The Group considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Group’s liabilities (including interest expenses) into relevant maturity groups based on the remaining period at the date of the end of each reporting period to the contractual maturity date. These amounts are contractual undiscounted cash flows.

	2017.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,880,906	~~W~~	1,219,835	~~W~~	161,497	~~W~~	9,262,238
Borrowings (including debentures)		1,623,996		3,666,726		2,317,209		7,607,931
Other non-derivative financial liabilities		4,117		8,452		—		12,569
Financial guarantee contracts[1]		26,738		—		—		26,738

Total	~~W~~	9,535,757	~~W~~	4,895,013	~~W~~	2,478,706	~~W~~	16,909,476

	2016.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	7,682,604	~~W~~	1,121,452	~~W~~	217,411	~~W~~	9,021,467
Borrowings (including debentures)		2,034,524		4,834,151		2,458,749		9,327,424
Other non-derivative financial liabilities		233		3,272		22,917		26,422
Financial guarantee contracts[1]		56,373		—		—		56,373

Total	~~W~~	9,773,734	~~W~~	5,958,875	~~W~~	2,699,077	~~W~~	18,431,686

[1]	Total amount guaranteed by the Group according to guarantee contracts. Cash flow from financial guarantee contracts is classified as the maturity group in the earliest period when the financial guarantee contracts can be executed.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	2017.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	~~W~~	638,171	~~W~~	546,791	~~W~~	526,633	~~W~~	1,711,595
Inflow		608,270		568,976		509,558		1,686,804

	2016.12.31
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflow	~~W~~	1,174,147	~~W~~	1,176,715	~~W~~	536,005	~~W~~	2,886,867
Inflow		1,302,112		1,306,199		588,559		3,196,870

(2)	Management of Capital Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Group’s capital structure and considers cost of capital and risks related each capital component.

The debt-to-equity ratios as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Total liabilities	~~W~~	16,504,252	~~W~~	17,792,954
Total equity		13,076,376		12,794,779
Debt-to-equity ratio		126%		139%

The Group manages capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ in the statement of financial position plus net debt.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The gearing ratios as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won, %)	2017		2016
Total borrowings	~~W~~	6,860,539	~~W~~	8,301,505
Less: cash and cash equivalents		(1,928,182)		(2,900,311)

Net debt		4,932,357		5,401,194
Total equity		13,076,376		12,794,779
Total capital		18,008,733		18,195,973
Gearing ratio		27%		30%

(3)	Offsetting Financial Assets and Financial Liabilities

Details of the Group’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative assets for hedging purpose[1]	~~W~~	3,284	~~W~~	—	~~W~~	3,284	~~W~~	(3,284)	~~W~~	—	~~W~~	—
Trade receivables[2]		85,755		(5,010)		80,745		(73,109)		—		7,636
Other financial assets		8,680		(436)		8,244		(5,307)		—		2,937

	~~W~~	97,719	~~W~~	(5,446)	~~W~~	92,273	~~W~~	(81,700)	~~W~~	—	~~W~~	10,573

(in millions of Korean won)	2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative assets for hedging purpose[1]	~~W~~	35,334		—	~~W~~	35,334	~~W~~	(5,707)		—	~~W~~	29,627
Trade receivables[2]		95,865		—		95,865		(91,662)		—		4,203

	~~W~~	131,199		—	~~W~~	131,199	~~W~~	(97,369)		—	~~W~~	33,830

[1]	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group’s recognized financial liabilities subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	2017
	Gross liabilities		Gross assets offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative liabilities for hedging purpose [1]	~~W~~	26,135	~~W~~	—	~~W~~	26,135	~~W~~	(3,284)	~~W~~	—	~~W~~	22,851
Trade payables[2]		80,829		(5,217)		75,612		(73,109)		—		2,503
Other financial liabilities		5,549		(229)		5,320		(5,307)		—		13

	~~W~~	112,513	~~W~~	(5,446)	~~W~~	107,067	~~W~~	(81,700)	~~W~~	—	~~W~~	25,367

(in millions of Korean won)	2016
	Gross liabilities		Gross assets offset		Net amounts presented in the statement		Amounts not offset				Net amount
					of financial position		Financial instruments		Cash collateral

Derivative liabilities for hedging purpose [1]	~~W~~	20,627	~~W~~	—	~~W~~	20,627	~~W~~	(20,627)	~~W~~	—	~~W~~	—
Trade payables[2]		90,435		—		90,435		(86,184)		—		4,251
Other payables[2]		48		(4)		44		—		—		44

	~~W~~	111,110	~~W~~	(4)	~~W~~	111,106	~~W~~	(106,811)	~~W~~	—	~~W~~	4,295

[1]	The amount applied with master netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	The amount applied with netting arrangements under the reference offer of the telecommunication facility interconnection and sharing data among telecommunications companies

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

38.	Fair Value

38.1	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Carrying amount		Fair value		Carrying amount		Fair value

Financial assets
Cash and cash equivalents[1]	~~W~~	1,928,182	~~W~~	—	~~W~~	2,900,311	~~W~~	—
Trade and other receivables[1]		6,671,302		—		6,040,256		—
Other financial assets
Financial instruments at fair value through profit or loss		5,813		5,813		6,277		6,277
Derivative financial instruments for hedging purpose		7,389		7,389		227,318		227,318
Time deposits and others[1]		1,333,317		—		716,769		—
Held-to-maturity		151		151		30,143		30,143
Available-for-sale financial assets[2]		319,402		319,402		299,001		299,001

	~~W~~	10,265,556	~~W~~	—	~~W~~	10,220,075	~~W~~	—

Financial liabilities
Trade and other liabilities [1]	~~W~~	8,425,503	~~W~~	—	~~W~~	8,328,082	~~W~~	—
Borrowings		6,683,662		6,738,326		8,120,791		8,184,195
Other financial liabilities
Financial instruments at fair value through profit or loss		5,051		5,051		1,973		1,973
Derivative financial instruments for hedging purpose		93,770		93,770		14,928		14,928
Other[1]		87,670		—		91,763		—

	~~W~~	15,295,656	~~W~~	—	~~W~~	16,557,537	~~W~~	—

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	Equity instruments that do not have a quoted price in an active market are measured at cost because their fair value cannot be measured reliably and excluded from the fair value disclosures.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

38.2	Financial Instruments Measured at Cost

Available-for-sale financial assets measured at cost as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016

K-Bank	~~W~~	—	~~W~~	36,500
IBK-AUCTUS Green Growth Private Equity Fund		8,518		9,506
WALDEN No.6 Fund		4,670		4,710
TRANSLINK No.2 Fund		9,395		9,395
Storm IV Fund		8,453		7,550
CBC II Fund		7,298		8,601
Others		23,217		29,511

	~~W~~	61,551	~~W~~	105,773

The range of cash flow estimates is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Group does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Group can develop a reliable estimate of the fair value.

38.3	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is prices) or indirectly (that is, derived from prices) (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2017, are as follows:

	2017
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	5,813	~~W~~	5,813
Derivative financial assets for hedging purpose		—		7,389		—		7,389
Available-for-sale financial assets		6,859		5,466		307,077		319,402

		6,859		12,855		312,890		332,604

Disclosed fair value
Investment property[1]		—		—		1,755,600		1,755,600

		—		—		1,755,600		1,755,600

	~~W~~	6,859	~~W~~	12,855	~~W~~	2,068,490	~~W~~	2,088,204

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss		—		—		5,051		5,051
Derivative financial liabilities for hedging purpose		—		76,045		17,725		93,770

		—		76,045		22,776		98,821

Disclosed fair value
Borrowings		—		—		6,738,326		6,738,326

		—		—		6,738,326		6,738,326

	~~W~~	—	~~W~~	76,045	~~W~~	6,761,102	~~W~~	6,837,147

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Level 1		Level 2		Level 3		Total

Recurring fair value measurements
Other financial assets
Financial assets at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	6,277	~~W~~	6,277
Derivative financial assets for hedging purpose		—		227,318		—		227,318
Available-for-sale financial assets		5,387		5,725		287,889		299,001

		5,387		233,043		294,166		532,596

Disclosed fair value
Associates and joint ventures		3,940		—		—		3,940
Investment property[1]		—		—		1,962,779		1,962,779

		3,940		—		1,962,779		1,966,719

	~~W~~	9,327	~~W~~	233,043	~~W~~	2,256,945	~~W~~	2,499,315

Recurring fair value measurements
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	1,973	~~W~~	1,973
Derivative financial liabilities for hedging purpose		—		14,928		—		14,928

		—		14,928		1,973		16,901

Disclosed fair value
Borrowings		—		—		8,184,195		8,184,195

		—		—		8,184,195		8,184,195

	~~W~~	—	~~W~~	14,928	~~W~~	8,186,168	~~W~~	8,201,096

[1]	The highest and best use of a non-financial asset does not differ from its current use.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

38.4	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

(a)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements are as follows:

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

(b)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2017
(in millions of Korean won)	Financial assets at fair value through profit or loss		Available- for-sale		Other derivative financial liabilities		Derivative financial liabilities for hedging purpose

Beginning balance	~~W~~	6,277	~~W~~	287,889	~~W~~	1,973	~~W~~	—
Reclassification		—		(277)		—		—
Amount recognized in other comprehensive income		—		58,450		—		(1,909)
Purchases		—		85,287		—		—
Amount recognized in profit or loss		(464)		(113)		3,078		19,634
Sales		—		(124,159)		—		—

Ending balance	~~W~~	5,813	~~W~~	307,077	~~W~~	5,051	~~W~~	17,725

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Financial assets at fair value through profit or loss		Available- for-sale		Other derivative financial liabilities

Beginning balance	~~W~~	18	~~W~~	267,337	~~W~~	2,006
Reclassification		—		5,723		—
Amount recognized in other comprehensive income		—		15,099		—
Purchases		13,461		1,561		—
Amount recognized in profit or loss		(7,184)		(426)		(33)
Sales		(18)		(1,405)		—

Ending balance	~~W~~	6,277	~~W~~	287,889	~~W~~	1,973

38.5	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2017, are as follows:

	2017
(in millions of Korean won)	Fair value		Level	Valuation techniques

Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	7,389	2	Discounted cash flow model
Available-for-sale financial assets		312,543	2, 3	Discounted cash flow model
Others		5,813	3	Discounted cash flow model
Disclosed fair value
Investment properties		1,755,600	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		93,770	2, 3	Hull-White Model, Discounted cash flow model
Other derivative financial liabilities		5,051	3	Discounted cash flow model,
				Comparable Company Analysis
Disclosed fair value
Borrowings		6,738,326	3	Discounted cash flow model

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	Fair value		Level	Valuation techniques

Assets
Recurring fair value measurements
Other financial assets
Derivative financial assets for hedging purpose	~~W~~	227,318	2	Discounted cash flow model
Available-for-sale financial assets		293,614	2,3	Discounted cash flow model
Others		6,277	3	Discounted cash flow model
Disclosed fair value
Investment properties		1,962,779	3	Discounted cash flow model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative financial liabilities for hedging purpose		14.928	2	Discounted cash flow model
Other derivative financial liabilities		1,973	3	Discounted cash flow model,
				Comparable Company Analysis
Disclosed fair value Borrowings		8,184,195	3	Discounted cash flow model

38.6	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

38.7	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Other derivative financial assets		Other derivative financial liabilities		Other derivative financial assets		Other derivative financial liabilities
Beginning balance	~~W~~	8,470	~~W~~	—	~~W~~	11,293	~~W~~	—
New transactions		—		7,126		—		—
Disposal		(2,823)		(594)		(2,823)		—

Ending balance	~~W~~	5,647	~~W~~	6,532	~~W~~	8,470	~~W~~	—

39.	Interests in Unconsolidated Structured Entities

Details of information about its interests in unconsolidated structured entities, which the Group does not have control over, including the nature, purpose and activities of the structured entity and how the structured entity is financed, are as follows:

Remarks	Nature, purpose, activities and others
Real estate finance	A structured entity incorporated for the purpose of real estate development is provided with funds by investors’ investments in equity and borrowings from financial institutions (including long-term and short-term loans and issuance of ABCP due in three months), and based on these, the structured entity implements activities such as real estate acquisition, development and mortgage loans. The structured entity repays loan principals with funds incurred from instalment house sales after the completion of real estate development or with collection of the principal of mortgage loan. The remaining shares are distributed to investors. As of December 31, 2016, this entity is engaged in real estate finance structured entity, and generates revenues by receiving dividends from direct investments in or receiving interests on loans to the structured entity. Financial institutions, including the Entity, are provided with guarantees including joint guarantees or real estate collateral from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of real estate decreases, the entity may be obliged to cover losses.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

PEF and investment funds	Minority investors including managing members contribute to PEF and investment funds incorporated for the purpose of providing funds to the small, medium, or venture entities, and the managing member implements activities such as investments in equity or loans based on the contributions. As of December 31, 2016, the entity is engaged in PEF and investment funds structured entity, and after contributing to PEF and investment funds, the entity receives dividends for operating revenues from these contributions. The entity is provided with underlying assets of PEF and investment funds as collateral. However, when the value of the underlying assets decreases, the entity may be obliged to cover losses.

M&A finance	A structured entity incorporated for the purpose of supporting a certain group’s financial structure improvement or acquiring equity or convertible bonds is provided with funds by investors’ investments in equity and long-term or short-term borrowings from financial institutions, and based on these, the structured entity acquires shares held by the entity, which has plans to improve its financial structure, or to dispose convertible bonds and others. The structured entity repays loan principals with funds incurred from disposals of holding shares after a certain period. The remaining shares are distributed to investors. As of December 31, 2016, the entity is engaged in M&A finance structured entity, and receives interests. Financial institutions are provided with guarantees including joint guarantees or shares subject to M&A from investors and others. Consequently, the entity is a priority over other parties in the preservation of claim. However, when the credit rating of investors and others decreases or when the value of shares provided as collateral decreases, the Group may be obliged to cover losses.

Asset securitization	The Group transfers accounts receivable for handset sales to its Special Purpose Company (“SPC”) for asset securitization. SPC issues the asset-backed securities with accounts receivable for handset sales as an underlying asset, and makes payment for the underlying asset acquired.

Other	There are other structured entity types, which the entity is engaged in, such as shipping finance, SPAC and others. Interest income is realized from the entity’s loans to the relevant structured entity. When the credit rating of the shipping group decreases, or the value of vessels decreases, the entity may be obliged to cover losses. When SPAC is listed or merged after the entity invests in shares or convertible bonds issued by the relevant structured entity, revenues are realized from disposal of the shares of the convertible bonds. However, the entity may be obliged to cover losses when SPAC is liquidated if the SPAC is not listed or merged.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of scale of unconsolidated structured entities and nature of the risks associated with an entity’s interests in unconsolidated structured entities as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won )	2017
	Real Estate Finance		PEF & Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	~~W~~	1,426,620	~~W~~	3,779,377	~~W~~	2,619,445	~~W~~	7,825,442
Assets recognized in statement of financial position
Other financial assets		21,800		52,666		—		74,466
Joint ventures and associates		10,168		164,030		—		174,198

Total	~~W~~	31,968	~~W~~	216,696		—	~~W~~	248,664

Maximum loss exposure[1]
Investment Assets		31,968		216,696		—		248,664

Total	~~W~~	31,968	~~W~~	216,696		—	~~W~~	248,664

[1]	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

(in millions of Korean won )	2016
	Real Estate Finance		PEF & Investment Fund		Asset-backed Securitization		Total
Total amount of Unconsolidated Structured Entities	~~W~~	1,075,471	~~W~~	3,759,246	~~W~~	2,841,886	~~W~~	7,676,603
Assets recognized in statement of financial position
Other financial assets		21,932		60,782		—		82,714
Joint ventures and associates		10,086		165,638		—		175,724

Total	~~W~~	32,018	~~W~~	226,420		—	~~W~~	258,438

Maximum loss exposure[1]
Investment Assets		32,018		226,420		—		258,438

Total	~~W~~	32,018	~~W~~	226,420	~~W~~	—	~~W~~	258,438

[1]	Maximum exposure to loss includes the investments recognized in the Group’s financial statements and the amounts which are probable to be determined when certain conditions are met by agreements including purchase agreements, credit granting and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

40.	Information About Non-controlling Interests

40.1 Changes in Accumulated Non-controlling Interests

Profit or loss allocated to non-controlling interests and accumulated non-controlling interests of subsidiaries that are material to the Group for the years ended December 31, 2017 and 2016, is as follows:

(in millions of Korean won)	2017
	Non- controlling Interests rate (%)	Accumulated non- controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year

KT Skylife Co., Ltd.	49.73%	~~W~~	329,676	~~W~~	9,395	~~W~~	(9,817)	~~W~~	(952)	~~W~~	328,302
BC Card Co., Ltd.	30.46%		329,338		43,961		(29,490)		(4,742)		339,067
KT Powertel Co., Ltd.	55.15%		51,751		1,165		—		137		53,053
KT Hitel Co.,Ltd.	32.87%		51,798		870		—		478		53,146
KT Telecop Co., Ltd.	13.18%		103,532		381		—		(445)		103,468

(in millions of Korean won)	2016
	Non- controlling Interests rate (%)	Accumulated non- controlling interests at the beginning of the year		Profit or loss allocated to non- controlling interests		Dividends paid to non- controlling interests		Others		Accumulated non-controlling interests at the end of the year

KT Skylife Co., Ltd.	49.73%	~~W~~	316,880	~~W~~	22,445	~~W~~	(8,279)	~~W~~	(1,370)	~~W~~	329,676
BC Card Co., Ltd.	30.46%		322,921		47,068		(44,637)		3,986		329,338
KT Powertel Co., Ltd.	55.15%		50,926		112		—		713		51,751
KT Hitel Co.,Ltd.	32.87%		50,689		1,274		—		(165)		51,798
KT Telecop Co., Ltd.	13.18%		103,428		19		—		85		103,532

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

40.2 Summarized Financial Information on Subsidiaries

The summarized financial information for each subsidiary with non-controlling interests that are material to the Group before inter-group eliminations is as follows:

Summarized consolidated statements of financial position as of December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Current assets	~~W~~	324,632	~~W~~	3,225,262	~~W~~	73,527	~~W~~	150,368	~~W~~	73,023
Non-current assets		468,261		823,001		41,598		107,872		191,330
Current liabilities		185,995		2,868,669		18,450		49,922		90,569
Non-current liabilities		24,555		86,369		487		3,021		41,064
Equity		582,343		1,093,225		96,188		205,297		132,720

	2016
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Current assets	~~W~~	352,980	~~W~~	2,945,584	~~W~~	69,046	~~W~~	158,210	~~W~~	63,802
Non-current assets		424,968		705,480		44,679		90,992		201,751
Current liabilities		151,329		2,530,832		17,910		45,277		53,903
Non-current liabilities		80,123		71,571		1,989		1,664		78,441
Equity		546,496		1,048,661		93,826		202,261		133,209

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Summarized consolidated statements of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Sales	~~W~~	685,822	~~W~~	3,628,560	~~W~~	67,337	~~W~~	227,631	~~W~~	315,366
Profit for the year		57,314		156,109		2,112		3,225		2,885
Other comprehensive income		(1,728)		(14,390)		250		(189)		(3,375)
Total comprehensive income		55,586		141,719		2,362		3,036		(490)

	2016
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Sales	~~W~~	665,053	~~W~~	3,566,938	~~W~~	80,365	~~W~~	198,739	~~W~~	313,928
Profit for the year		68,863		163,131		202		4,298		143
Other comprehensive income		(78)		15,613		—		(2,899)		—
Total comprehensive income		68,785		178,744		202		1,399		143

Summarized consolidated statements of cash flows for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Cash flows from operating activities	~~W~~	99,269	~~W~~	108,203	~~W~~	13,895	~~W~~	28,320	~~W~~	57,262
Cash flows from investing activities		(81,758)		(568,518)		(17,354)		(36,086)		(43,483)
Cash flows from financing activities		(19,739)		(97,221)		—		—		—
Net decrease in cash and cash equivalents		(2,228)		(557,536)		(3,459)		(7,766)		13,779
Cash and cash equivalents at beginning of year		67,975		735,546		10,085		29,460		18,547
Gain or loss foreign currency translation		—		(184)		—		(47)		—
Cash and cash equivalents at end of year		65,747		177,826		6,626		21,647		32,326

KT Corporation and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(in millions of Korean won)	KT Skylife Co., Ltd.		BC Card Co., Ltd.		KT Powertel Co., Ltd.		KT Hitel Co., Ltd.		KT Telecop Co., Ltd.

Cash flows from operating activities	~~W~~	155,399	~~W~~	92,818	~~W~~	7,271	~~W~~	28,987	~~W~~	60,461
Cash flows from investing activities		(210,480)		(37,313)		(8,191)		(33,238)		(45,243)
Cash flows from financing activities		(16,647)		(147,306)		—		—		—
Net decrease in cash and cash equivalents		(71,728)		(91,801)		(920)		(4,251)		15,218
Cash and cash equivalents at beginning of year		139,703		827,523		11,005		33,708		3,329
Gain or loss foreign currency translation		—		(178)		—		3		—
Cash and cash equivalents at end of year		67,975		735,544		10,085		29,460		18,547

40.3	Transactions with Non-controlling Interests

The effect of changes in the ownership interest on the equity attributable to owners of the Group during 2017 and 2016 is summarized as follows:

(in millions of Korean won)	2017		2016

Carrying amount of non-controlling interests acquired	~~W~~	(732)	~~W~~	4,022
Consideration paid to non-controlling interests		6,173		7,347

Excess of consideration paid recognized in parent’s equity	~~W~~	5,441	~~W~~	11,369

41.	Events after Reporting Period

Subsequent to the reporting period, public bonds issued are as follow:

	December 31, 2017
(in millions of Korean won)	Issue date	Carrying amount	Interest rate	Redemption date
The 190-1st Public bond	2018.01.30	110,000	2.55%	2021.01.29
The 190-2nd Public bond	2018.01.30	150,000	2.75%	2023.01.30
The 190-3rd Public bond	2018.01.30	170,000	2.95%	2028.01.30
The 190-4th Public bond	2018.01.30	70,000	2.93%	2038.01.30

Exhibit 99.2

KT Corporation

Separate Financial Statements

December 31, 2017 and 2016

KT Corporation

Index

December 31, 2017 and 2016

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

KT Corporation

We have audited the accompanying separate financial statements of KT Corporation (the Company), which comprise the separate statements of financial position as of December 31, 2017 and 2016, and the separate statements of profit or loss, separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Samil PricewaterhouseCoopers, 92 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KT Corporation as of December 31, 2017 and 2016, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean IFRS.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Seoul,Korea

March 2, 2018

This report is effective as of March 2, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Statements of Financial Position

December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016

Assets

Current assets
Cash and cash equivalents	4, 5	~~W~~	1,166,402	~~W~~	1,602,397
Trade and other receivables, net	4, 6		2,740,314		2,590,161
Other financial assets	4, 7		54,774		289,613
Inventories, net	8		232,246		178,096
Current income tax asset	29		7,847		—
Current assets held for sale	13		2,772		—
Other current assets	9		175,213		190,812

Total current assets			4,379,568		4,851,079

Non-current assets
Trade and other receivables, net	4, 6		735,671		622,045
Other financial assets	4, 7		75,896		198,777
Property and equipment, net	10, 20		11,375,047		11,961,193
Investment properties, net	11		633,851		662,985
Intangible assets, net	12		2,100,215		2,337,549
Investments in subsidiaries, associates and joint ventures	13		3,584,978		3,638,856
Deferred income tax assets	29		421,745		401,346
Other non-current assets	9		27,952		26,507

Total non-current assets			18,955,355		19,849,258

Total assets		~~W~~	23,334,923	~~W~~	24,700,337

3

KT Corporation

Separate Statements of Financial Position

December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017		2016

Liabilities

Current liabilities
Trade and other payables	4, 14	~~W~~	4,109,524	~~W~~	4,181,092
Borrowings	4, 15		1,298,534		1,608,064
Other financial liabilities	4, 7		33,106		—
Current income tax liabilities	29		—		22,551
Provisions	16		67,480		92,007
Deferred income			11,295		29,298
Other current liabilities	9		76,728		94,659

Total current liabilities			5,596,667		6,027,671

Non-current liabilities
Trade and other payables	4, 14		958,189		1,135,738
Borrowings	4, 15		4,914,400		5,960,983
Other financial liabilities	4, 7		53,145		13,386
Net defined benefit liabilities	17		302,319		284,931
Provisions	16		93,920		92,388
Deferred income			85,713		79,416
Other non-current liabilities	9		19,492		21,305

Total non-current liabilities			6,427,178		7,588,147

Total liabilities			12,023,845		13,615,818

Equity
Share capital	21		1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	22		9,344,506		9,156,204
Accumulated other comprehensive income	23		(1,502)		(32,091)
Other components of equity	23		(1,036,683)		(1,044,351)

Total equity			11,311,078		11,084,519

Total liabilities and equity		~~W~~	23,334,923	~~W~~	24,700,337

The above separate financial statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Statements of Profit of Loss

Years Ended December 31, 2017 and 2016

(in millions of Korean won, except per share amounts)
	Notes	2017		2016

Operating revenue	25	~~W~~	17,341,316	~~W~~	17,028,868
Operating expenses	26		16,389,155		15,969,277

Operating profit			952,161		1,059,591
Other income	27		390,253		513,927
Other expenses	27		505,973		325,448
Finance income	28		351,624		257,016
Finance costs	28		575,673		470,490

Profit before income tax			612,392		1,034,596
Income tax expense	29		149,124		225,266

Profit for the year		~~W~~	463,268	~~W~~	809,330

Earnings per share
Basic earnings per share	30	~~W~~	1,891	~~W~~	3,305
Diluted earnings per share	30		1,890		3,304

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(in millions of Korean won)
	Notes	2017		2016

Profit for the year		~~W~~	463,268	~~W~~	809,330

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	17		(76,677)		22,399
Items that may be subsequently reclassified to profit or loss:
Changes in value of available-for-sale financial assets	4, 7		(5)		(164)
Other comprehensive income from available-for sale financial assets reclassified to loss	4		—		(2,941)
Net gain(loss) on cash flow hedges	4, 7		(111,335)		64,155
Other comprehensive income from cash flow hedges reclassified to gain(loss)	4		141,929		(75,871)

Total other comprehensive income(loss)		~~W~~	(46,088)	~~W~~	7,578

Total comprehensive income for the year		~~W~~	417,180	~~W~~	816,908

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

(in millions of Korean won)
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total

Balance as of January 1, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	8,446,950	~~W~~	(17,270)	~~W~~	(1,050,481)	~~W~~	10,383,956

Comprehensive income
Profit for the year			—		—		809,330		—		—		809,330
Changes in value of available-for-sale financial assets	4		—		—		—		(3,105)		—		(3,105)
Remeasurement of the net defined benefit liability	17		—		—		22,399		—		—		22,399
Valuation loss on cash flow hedge	4		—		—		—		(11,716)		—		(11,716)

Total Comprehensive income for the year			—		—		831,729		(14,821)		—		816,908

Transactions with equity holders
Dividends			—		—		(122,425)		—		—		(122,425)
Appropriation of loss on disposal of treasury stock			—		—		(50)		—		50		—
Others			—		—		—		—		6,080		6,080

Balance as of December 31, 2016		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Balance as of January 1, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,156,204	~~W~~	(32,091)	~~W~~	(1,044,351)	~~W~~	11,084,519

Comprehensive income
Profit for the year			—		—		463,268		—		—		463,268
Changes in value of available-for-sale financial assets	4		—		—		—		(5)		—		(5)
Remeasurement of the net defined benefit liability	17		—		—		(76,677)		—		—		(76,677)
Valuation gain on cash flow hedge	4		—		—		—		30,594		—		30,594

Total Comprehensive income for the year			—		—		386,591		30,589		—		417,180

Transactions with equity holders
Dividends	31		—		—		(195,977)		—		—		(195,977)
Appropriation of loss on disposal of treasury stock	22		—		—		(2,312)		—		2,312		—
Others			—		—		—		—		5,356		5,356

Balance as of December 31, 2017		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,344,506	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,311,078

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(in millions of Korean won)
	Notes	2017		2016

Cash flows from operating activities
Cash generated from operations	32	~~W~~	3,700,944	~~W~~	4,577,190
Interest paid			(242,098)		(362,636)
Interest received			63,147		77,306
Dividends received			139,448		172,962
Income tax paid			(182,800)		(46,174)

Net cash inflow from operating activities			3,478,641		4,418,648

Cash flows from investing activities
Collection of loans			52,317		43,131
Disposal of financial instruments			160,001		1,050
Disposal of available-for-sale financial assets			9,411		28,127
Disposal of Investments in subsidiaries, associates and joint ventures			60,168		9,538
Disposal of property and equipment			23,574		44,074
Disposal of intangible assets			17,626		10,381
Loans granted			(51,468)		(55,284)
Acquisition of current financial instruments			(50,000)		(160,000)
Acquisition of available-for-sale financial assets			(3,776)		(41,757)
Acquisition of Investments in subsidiaries, associates and joint ventures			(80,145)		(147,540)
Acquisition of property and equipment			(2,211,867)		(2,392,924)
Acquisition of intangible assets			(537,340)		(383,076)

Net cash outflow from in investing activities			(2,611,499)		(3,044,280)

Cash flows from financing activities	33
Proceeds from borrowings and bonds			444,348		846,730
Settlement of derivatives assets and liabilities, net			71,370		(33,193)
Repayments of borrowings and deventures			(1,551,268)		(1,512,700)
Dividend paid			(195,977)		(122,425)
Decrease in finance leases liabilities			(71,575)		(75,439)

Net cash outflow from financing activities			(1,303,102)		(897,027)

Effect of exchange rate chage on cash and cash equivalents			(35)		(1,935)

Net increase (decrease) in cash and cash equivalents			(435,995)		475,406
Cash and cash equivalents
Beginning of the year	5		1,602,397		1,126,991

End of the year	5	~~W~~	1,166,402	~~W~~	1,602,397

The above separate financial statements of cash flow should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

1.	General information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

9

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

2.2	Changes in Accounting Policy and Disclosures

(1)	New standards and amendments adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any material impact on the separate financial statements.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows require to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows (Note 33).

•	Amendments to Korean IFRS 1012 Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112 Disclosures of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

10

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(2)	New standards, amendments and interpretations not yet adopted

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Company are set out below.

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendment to have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. Amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The amendments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the amendments to have a significant impact on the financial statements

•	Enactments to Interpretation 2122 Foreign Currency Transaction and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the financial statements.

11

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the entity shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the entity shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the entity will not need to reassess all contracts with applying the practical expedient because the entity elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

(a)	Lessee accounting

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

The Company has not yet elected the application method.

The Company performed an impact assessment to identify potential financial effects of applying Korean IFRS 1116. The assessment was performed based on available information as at December 31, 2017 to identify effects on 2017 financial statements. The Company is analyzing the effects on the financial statements; however, it is difficult to provide reasonable estimates of financial effects until the analyses is complete.

12

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(b)	Lessor accounting

The Company expects the effect on the financial statements applying the new standard will not be significant as accounting for the Company, as a lessor, will not significantly change.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 are effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior period in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables. The following areas are likely to be affected in general with the implementation of Korean IFRS 1109. The Company is in preparation for analyzing the effects to the separate financial statement.

13

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(a)	Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. For hybrid (combined) instruments, if the Company is unable to measure an embedded derivative separately from its host contract, financial assets with embedded derivatives are classified in their entirety.

Business model for the contractual cash flows characteristics	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]

Hold the financial asset for the collection of the contractual cash flows and sale Hold for sale	Recognized at fair value through other comprehensive income [1] Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

As of December 31, 2017, the Company owns loan and trade receivables of ~~W~~4,700,752 million, financial assets available-for-sales of ~~W~~64,916 million.

According to Korean IFRS 1109, equity instruments that are not held for trading, the Company can make an irrevocable election at initial recognition to classify the instruments as assets measured at fair value through other comprehensive income, which all subsequent changes in fair value being recognized in other comprehensive income and not recycled to profit or loss. As at December 31, 2017, the Company holds equity instruments of ~~W~~60,016 million classified as financial assets available-for-sale.

14

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

According to Korean IFRS 1109, debt instruments those contractual cash flows do not represent solely payments of principal and interest and held for trading, and equity instruments that are not designated as instruments measured at fair value through other comprehensive income are measured at fair value through profit or loss.

(b)	Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 and applies to:

•	Financial assets measured at amortized cost

•	Debt investments measured at fair value through other comprehensive income, and

•	Certain loan commitments and financial guaranteed contracts.

And the Company could recognize credit losses early in accordance with Korean IFRS 1039. The Company holds debt instrument of ~~W~~4,700,752 million (Loan and trade receivables of ~~W~~4,700,752 million). For this assets, the Company provides loss allowance of ~~W~~449,920 million.

(c)	Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period. As of December 31, 2017, the Company applies the hedge accounting to its assets, liabilities that amount to ~~W~~7,389 million, ~~W~~81,200 million respectively.

15

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	Korean IFRS 1115 Revenue from Contracts with Customers

The Company will apply Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 for annual reporting periods beginning on or after January 1, 2018, and earlier application is permitted. This standard replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers. The Company must apply Korean IFRS 1115 Revenue from Contracts with Customers within annual reporting periods beginning on or after January 1, 2018, and will elect the modified retrospective approach which will recognize the cumulative impact of initially applying the revenue standard as an adjustment to retained earnings as at January 1 2018, the period of initial application.

The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company formed a task force team since fourth quarter of 2014 for preparation of implementing Korean IFRS 1115 Revenue from Contracts with Customers. Also the Company develops the internal control system and implements accounting process system by analyzing the Company’s revenue structure with accounting experts and IT specialists. Korean IFRS 1115 will affect not only accounting treatments but also the general business practice including sales strategy and operational structures. Therefore, the Company accomplished an orientation program for both Company’s directors and employees, and periodically reported to the managements about implementation plan and progress.

As at the December 31, 2017, the Company is analyzing the effects on the financial statement with the implementation of Korean IFRS 1115. The Company plans to perform detailed analysis on financial effects of applying the standard until March 31, 2018 and will disclose the result of the analysis in the notes on the consolidated financial statement as of March 31, 2018. The Company identified the following areas are likely to be affected in general.

16

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(a)	Identifying performance obligations

The Company provides telecommunication services and sells handsets as their main business. With the implementation of Korean IFRS 1115, the Company identifies performance obligations with a customer such as providing telecommunication services, selling handsets and other. The timing of revenue recognition depends on a performance obligation is satisfied at a point in time or over time. Where a performance obligation is satisfied over time, the related revenue is also recognized over time

(b)	Allocation the transaction price and Revenue recognition

With the implementation of Korean IFRS 1115, the Company allocates the transaction price to each performance obligation identified in the contract based on a relative stand-alone selling prices of the goods or services being provided to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone price basis, the Company determines the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract and allocate the transaction price in proportion to those stand-alone selling price. The stand-alone selling price is the price at which the Company would sell a promised good or service separately to the customer. The best evidence of a stand-alone selling price is the observable price of a good or service when the Company sells that good or service separately in similar circumstances and to similar customers. The Company recognizes the allocated amount as contract assets or contract liabilities, and amortizes it through the remaining period which is adjusted in operating income.

(c)	Incremental contract acquisition costs

The Company pays the commission fees when new customer subscribe for telecommunication services. The incremental contract acquisition costs are those commission fess that the Company incurs to acquire a contract with a customer that it would not have incurred if the contract had not been acquired.

According to Korean IFRS 1115, the Company recognizes as an asset the incremental contract acquisition costs and amortize it over the expected period of benefit. However, as a practical expedient, the Company may recognize the incremental contract acquisition costs as an expense when incurred if the amortization period of the asset is one year or less.

With implementation of Korean IFRS 1115, the Company’s operating income and expenses are expected to be decreased.

17

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.3	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements based on Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures, and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of first adoption of the Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, jointly controlled entities or associates in profit or loss when its right to receive dividend is established.

2.4	Foreign Currency Translation

(1)	Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the ‘functional currency’). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(2)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

2.5	Cash and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of less than three months.

18

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.6	Financial Assets

(1)	Classification and measurement

The Company classifies its financial assets in the following categories: financial assets at fair value through profit or loss, available-for-sale financial assets, loans and receivables, and held-to-maturity financial assets. Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Company commits to purchase or sell the asset.

The Company may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss for a contract that contains one or more embedded derivatives.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. And, loans and receivables and held-to-maturity investments are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are recognized in profit or loss within other income or other expenses. Gains or losses arising from changes in the available-for-sale financial assets are recognized in other comprehensive income, and amounts are reclassified to profit or loss when the associated assets are sold or impaired.

(2)	Impairment

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a Company of financial assets is impaired. A financial asset or a Company of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or a Company of financial assets that can be reliably estimated.

Impairment of loans and receivables is presented as a deduction in an allowance account. Impairment of other financial assets is directly deducted from their carrying amount. The Company writes off financial assets when the assets are determined to be no longer recoverable.

19

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	For economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for that financial asset because of financial difficulties; or

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

(3)	Derecognition

If the Company transfers a financial asset and the transfer does not result in derecognition because the Company has retained substantially of all risks and rewards of ownership of the transferred asset due to a recourse in the event the debtor defaults, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The related financial liability is classified as ‘borrowings’ in the statement of financial position.

(4)	Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

2.7	Derivative Instruments

Derivatives are initially recognized at fair value on the date when a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of the derivatives that are not qualified for hedge accounting are recognized in the statement of profit or loss within ‘other income (expenses)’ and ‘finance income (expenses)’ according to the nature of transactions.

20

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

If the Company uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique (Day 1 profit and loss). In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss in the statement of profit or loss.

The Company applies cash flow hedge accounting to hedge the risks of foreign exchange and interest rates of the variable rate foreign currency bonds. The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately as finance income (expenses) in the statement of profit or loss. Amounts of changes in fair value of effective hedging instruments accumulated in other comprehensive income are recognized as ‘finance income (expenses)’ for the periods when the corresponding transactions affect profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that is reported in other comprehensive income is recognized as ‘finance income (expenses)’.

2.8	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit which is determined using the specific identification method.

2.9	Non-current Assets (or Disposal Group) Held-for-sale

Non-current assets (or disposal group) are classified as assets held-for-sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The assets are measured at the lower amount between their carrying amount and the fair value less costs to sell.

21

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.10	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditures that is directly attributable to the acquisition of the items.

Depreciation of all property, plant and equipment, except for land, is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives, as follows:

Estimated Useful Life
Buildings		10 – 40 years
Structures		10 – 40 years
Telecommunications equipment		2 – 40 years
Others	Vehicles	4 years
	Tools	4 years
	Office equipment	2 – 4 years

The depreciation method, residual values and useful lives of property and equipment are reviewed at the end of each reporting period and, if appropriate, accounted for as changes in accounting estimates.

2.11	Investment Property

Investment property is a property held to earn rentals or for capital appreciation or both. An investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives from 10 to 40 years.

2.12	Intangible Assets

(1)	Goodwill

Goodwill represents the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of the Company’s previously held equity interest in the acquiree over the net acquired identifiable assets at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

22

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(2)	Intangible assets, except for goodwill

Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses. Membership rights (condominium membership and golf membership) and broadcast rights that have an indefinite useful life are not subject to amortization because there is no foreseeable limit to the period over which the assets are expected to be utilized. The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Life
Development costs	6 years
Goodwill	indefinite useful life
Software	6 years
Industrial property rights	5 – 50 years
Frequency usage rights	5 – 10 years
Others [1]	2 – 50 years

[1]	Membership rights (condominium membership and golf membership) included in others are classified as intangible assets with indefinite useful life.

2.13	Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

23

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.14	Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

2.15	Impairment of Non-financial Assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of reporting period.

2.16	Financial Liabilities

(1)	Classification and measurement

Financial liabilities at fair value through profit or loss are financial instruments held for trading. Financial liabilities are classified in this category if incurred principally for the purpose of repurchasing them in the near term. Derivatives that are not designated as hedges or bifurcated from financial instruments containing embedded derivatives are also categorized as held-for-trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and presented as ‘trade and other payables’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

24

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(2)	Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished, for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified.

2.17	Employee Benefits

(1)	Post-employment benefits

The Company operates both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service.

A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depended on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income.

Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

25

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(2)	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits or when the entity recognizes costs for a restructuring.

2.18	Share-based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments on grant date, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

2.19	Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, and the increase in the provision due to passage of time is recognized as interest expense.

2.20	Leases

A lease is an agreement, whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Leases where all the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Lease payments under operating leases are recognized as expenses on a straight-line basis over the lease term.

Leases where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized as lease assets and liabilities at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments.

26

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.21	Share Capital

The Company classifies ordinary shares as equity.

Where the Company purchases its own shares, the consideration paid including any directly attributable incremental costs is deducted from equity attributable to the equity holders of the Company until the share are cancelled or reissued. When these treasury shares are reissued, any consideration received is including in equity attributable to the equity holders of the Company.

2.22	Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal activities of the Company. Amounts disclosed as revenue are net of value added taxes, returns, rebates and discounts and after elimination of intra-company transactions.

The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the Company; and when specific criteria have been met for each of the Company’s activities, as described below. The Company bases its estimate on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(1)	Rendering services

When providing interconnection or telecommunications service to a customer based on service plans, the related revenue is recognized at the time service is provided. If the customer uses the telecommunications equipment according to the service plans, the related revenue is recognized on straight-line basis over the contract period. Revenue related to the other telecommunications services is recognized when the service is provided to the customer.

For other services, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with such a transaction is recognized by reference to the stage of performance of the services. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

27

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Total consideration for combined services is allocated to each service in proportion to its fair value and the allocated amount is recognized as revenue according to revenue recognition policy for the service.

(2)	Sales of goods

The Company sells a range of handsets. Revenue from the sale of goods is recognized when products are delivered to the purchaser.

(3)	Interest income

Interest income is recognized using the effective interest method according to the time passed. When a loan and receivable is impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

(4)	Royalty income

Royalty income is recognized on an accrual basis in accordance with the substance of the relevant agreements.

(5)	Dividend income

Dividend income is recognized when the right to receive payment is established.

(6)	Customer loyalty program

The Company operates a customer loyalty program where customers accumulate points for purchases made which entitle them to discounts on future purchases. The reward points are recognized as a separately identifiable component of the initial sale transaction. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the reward points and the other components of the sale. The fair value of the reward points is measured by taking into account the proportion of the reward points that are not expected to be redeemed by customers. Revenue from the reward points is recognized when the points are redeemed.

28

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2.23	Current and Deferred Income Tax

The tax expense for the period consists of current and deferred tax. Tax is recognized on the profit for the period in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period.

Management periodically evaluates tax policies that are applied in tax returns in which applicable tax regulation is subject to interpretation. The Company recognizes current income tax on the basis of the amount expected to be paid to the tax authorities.

Deferred tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying amounts as expected tax consequences at the recovery or settlement of the carrying amounts of the assets and liabilities. However, deferred tax assets and liabilities are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only if it is probable that future taxable amount will be available to utilize those temporary differences and losses.

Deferred tax liability is recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax asset is recognized for deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

29

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Company adopts the consolidated corporate tax return and calculates income tax expenses and income tax liabilities of the Company and its subsidiaries based on systematic and reasonable methods.

2.24	Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.25	Approval of Issuance of the Financial Statements

The issuance of the December 31, 2017 separate financial statements of the Company was approved by the Board of Directors on February 6, 2018, which is subject to change with approval at the annual shareholders’ meeting.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated with consideration to factors such as events reasonably predictable in the foreseeable future within the present circumstance according to historical experience. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

3.1	Impairment of Goodwill

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amounts of cash-generating units (CGUs) is determined based on value-in-use calculations (Note 12).

30

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.2	Income Taxes

The Company is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Company’s income tax is dependent on the investments, increase in wages and dividends, there is an uncertainty in measuring the final tax effects.

3.3	Fair Value of Derivatives and Other Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period (Note 36).

3.4	Provision for Impairment

The Company recognizes provisions for accounting of estimated loss in customers’ insolvency. When the provision for impairment is estimated, it is based on the aging analysis of trade receivables balances, incurred loss experience, customers’ credit rates and changes of payment terms. If the customer’s financial position becomes worse, the actual loss amount will be increased more than the estimated.

3.5	Net defined benefit liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions including the discount rate (Note 17).

31

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.6	Deferred Revenue

Service installation fees and initial subscription fees related to activation of service are deferred and recognized as revenue over the expected periods of customer relationships. The estimate of the expected terms of customer relationship is based on the historical data. If management’s estimate changes, it may cause significant differences in the timing of revenue recognition and amounts recognized.

3.7	Provisions

As described in Note 16, the Company records provisions for litigation and assets retirement obligations at the end of the reporting period. The provisions are estimated based on the factors such as the historical experiences.

3.8	Useful Lives of Property and Equipment and Investment Property

The property and equipment, intangible assets, and investment properties, excluding land, goodwill, condominium memberships and golf club memberships, are depreciated using the straight-line method over their useful lives. The estimated useful lives are determined based on expected usage of the assets and the estimates can be materially affected by technical changes and other factors. The Company will increase depreciation expenses if the useful lives are considered shorter than the previously estimated useful lives.

32

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.	Financial Instruments by Category

Financial instruments by category as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017
Financial assets	Loans and receivables		Derivatives used for hedge		Available -for-sale		Total

Cash and cash equivalents	~~W~~	1,166,402	~~W~~	—	~~W~~	—	~~W~~	1,166,402
Trade and other receivables		3,475,985		—		—		3,475,985
Other financial assets		58,365		7,389		64,916		130,670

(in millions of Korean won)	December 31, 2017
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	5,067,713	~~W~~	5,067,713
Borrowings		—		—		6,212,934		6,212,934
Other financial liabilities		5,051		81,200		—		86,251

(in millions of Korean won)	December 31, 2016
Financial assets	Loans and receivables		Derivatives used for hedge		Available -for-sale		Total

Cash and cash equivalents	~~W~~	1,602,397	~~W~~	—	~~W~~	—	~~W~~	1,602,397
Trade and other receivables		3,212,206		—		—		3,212,206
Other financial assets		168,366		214,648		105,376		488,390

(in millions of Korean won)	December 31, 2016
Financial liabilities	Liabilities at fair value through profit and loss		Derivatives used for hedge		Financial liabilities at amortized cost		Total

Trade and other payables	~~W~~	—	~~W~~	—	~~W~~	5,316,830	~~W~~	5,316,830
Borrowings		—		—		7,569,047		7,569,047
Other financial liabilities		1,973		11,413		—		13,386

33

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Gains and losses arising from financial instruments by category for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Loans and receivables
Interest income	~~W~~	72,384	~~W~~	98,170
Loss on valuation		(32,728)		(81,059)
Gain on foreign currency transactions		(1,424)		4,532
Gain on foreign currency translation		(11,751)		9,271
Loss on disposal		(19,389)		(15,838)
Derivative used for hedge
Loss on transactions		(58,569)		—
Gain on valuation		(63,640)		92,752
Other comprehensive income for the year[1]		(44,429)		60,391
Reclassified to profit of loss from other comprehensive		50,231		(71,915)
income for the year [1,2]
Available -for-sale		272		90
Interest income
Dividend income		2		198
Gain on disposal		4,690		22,326
Impairment loss		(9)		—
Other comprehensive income for the year [1]		(5)		(164)
Reclassified to profit or loss from other comprehensive		—		(2,941)
income for the year [1]
Financial liability at fair value through profit or loss
Gain (loss) on valuation		(3,078)		33
Derivatives used for hedging		—
Gain (loss) on transactions				8,329
Gain on valuation		(123,828)		4,406
Other comprehensive income for the year [1]		(66,906)		3,764
Reclassified to profit or loss from other comprehensive income for the year [1,2]		91,698		(3,956)
Financial liabilities at amortized cost		(282,243)		(318,926)
Interest expense [3]
Loss on foreign currency transactions		58,713		(6,302)
Loss on foreign currency translation		200,833		(112,076)

Total	~~W~~	(229,176)	~~W~~	(308,915)

[1]	The amounts directly reflected in equity after adjustments of deferred income tax.
[2]	During the current and previous year, certain derivatives of the Company were settled and the related gain or loss on valuation of cash flow hedge in other comprehensive income was reclassified to profit or loss for the year.
[3]	The amounts reflected as interest expense arising from derivatives.

5.	Cash and Cash Equivalents

Restricted cash and cash equivalents as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016		Description
Bank deposits	~~W~~	16,182	~~W~~	19,809	Deposit restricted for government project and other.

Cash and cash equivalents in the statement of financial position equal to cash and cash equivalents in the statement of cash flows.

34

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

6.	Trade and Other Receivables

Trade and other receivables as of December 31, 2017 and 2016, are as follows:

	December 31, 2017
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,875,629	~~W~~	(403,512)	~~W~~	(7,265)	~~W~~	2,464,852
Other receivables		321,683		(46,089)		(132)		275,462

Total	~~W~~	3,197,312	~~W~~	(449,601)	~~W~~	(7,397)	~~W~~	2,740,314

Non-current assets
Trade receivables	~~W~~	345,485	~~W~~	(296)	~~W~~	(11,483)	~~W~~	333,706
Other receivables		427,393		(23)		(25,405)		401,965

Total	~~W~~	772,878	~~W~~	(319)	~~W~~	(36,888)	~~W~~	735,671

	December 31, 2016
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,734,325	~~W~~	(433,072)	~~W~~	(4,640)	~~W~~	2,296,613
Other receivables		396,281		(102,504)		(229)		293,548

Total	~~W~~	3,130,606	~~W~~	(535,576)	~~W~~	(4,869)	~~W~~	2,590,161

Non-current assets
Trade receivables	~~W~~	225,712	~~W~~	(296)	~~W~~	(10,874)	~~W~~	214,542
Other receivables		433,376		(23)		(25,850)		407,503

Total	~~W~~	659,088	~~W~~	(319)	~~W~~	(36,724)	~~W~~	622,045

The fair values of trade and other receivables with original maturities less than one year equal to their carrying amount because the discounting effect is immaterial. The fair value of trade and other receivables with original maturities longer than one year, which are mainly from sales of goods, is determined discounting the expected future cash flow at the weighted average interest rate.

35

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of changes in provision for impairment for the years ended December 31, 2017 and 2016, are as follows:

	2017				2016
(in millions of Korean won)	Trade receivables		Other receivables		Trade receivables		Other receivables
Beginning	~~W~~	433,368	~~W~~	102,527	~~W~~	428,775	~~W~~	200,790
Provision		32,631		97		74,891		6,168
Reversal or write-off		(62,191)		(56,512)		(70,298)		(104,431)

Ending	~~W~~	403,808	~~W~~	46,112	~~W~~	433,368	~~W~~	102,527

Provision for impairment on trade and other receivables is recognized as operating expenses, other expenses and finance costs.

Details of aging analysis of trade receivables as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Neither past due nor impaired	~~W~~	2,504,670	~~W~~	2,169,427

Past due and impaired
Up to 6 months		466,920		476,765
6 months to 12 months		58,456		69,908
Over 12 months		172,320		228,423

		697,696		775,096
Less: Provision for impairment		(403,808)		(433,368)

Total	~~W~~	2,798,558	~~W~~	2,511,155

Details of other receivables as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Loans	~~W~~	73,080	~~W~~	73,682
Receivables		297,632		367,947
Accrued income		2,492		3,421
Refundable deposits		349,922		358,131
Others		413		397
Less: Provision for impairment		(46,112)		(102,527)

Total	~~W~~	677,427	~~W~~	701,051

36

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of aging analysis of other receivables as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Neither past due nor impaired	~~W~~	603,114	~~W~~	648,659

Past due and impaired
Up to 6 months		61,956		59,282
6 months to 12 months		14,092		6,473
Over 12 months		44,377		89,164

		120,425		154,919
Less: Provision for impairment		(46,112)		(102,527)

Total	~~W~~	677,427	~~W~~	701,051

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as of December 31, 2017.

7.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Other financial assets
Derivatives used for hedge	~~W~~	7,389	~~W~~	214,648
Financial instruments [1]		58,365		168,366
Available-for-sale financial assets		64,916		105,376
Less: Non-current		(75,896)		(198,777)

Current	~~W~~	54,774	~~W~~	289,613

Other financial liabilities
Financial liabilities at fair value through profit and loss	~~W~~	5,051	~~W~~	1,973
Derivatives used for hedge		81,200		11,413
Less: Non-current		(53,145)	~~W~~	(13,386)

Current	~~W~~	33,106	~~W~~	—

[1]	As of December 31, 2017, the Company’s financial instruments amounting to ~~W~~8,365 million (December 31, 2016: ~~W~~8,366 million), which consist of certain proceeds from the disposal of Ustream Inc. deposited in an escrow account, checking account deposits, and deposits for Win-win Growth Cooperative loans, are subject to withdrawal restrictions.

37

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Financial liabilities held for trading
Other derivatives	~~W~~	5,051	~~W~~	1,973

Total	~~W~~	5,051	~~W~~	1,973

The valuation gains and losses on financial liabilities at fair value through profit or loss for the years ended December 31, 2017 and 2016, are as follows:

	2017				2016
(in millions of Korean won)	Valuation gains		Valuation losses		Valuation gains		Valuation losses
Other derivatives liabilities	~~W~~	—	~~W~~	3,078	~~W~~	33	~~W~~	—

Total	~~W~~	—	~~W~~	3,078	~~W~~	33	~~W~~	—

Derivatives used for hedge as of December 31, 2017 and 2016, are as follows:

	December 31, 2017				December 31, 2016
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	7,389	~~W~~	81,200	~~W~~	214,648	~~W~~	11,413
Less: Non-current		(4,675)		(48,094)		(87,095)		(11,413)

Current	~~W~~	2,714	~~W~~	33,106	~~W~~	127,553	~~W~~	—

[1]	The currency swap contract is entered to hedge debentures cash flow fluctuation risk arising from fluctuation of interest rate and exchange rate, and the maximum expected period exposed to cash flow fluctuation risk due to the forecast transactions subject to hedge is September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

38

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The valuation gains and losses on the derivatives contracts for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017						2016
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	—	~~W~~	187,468	~~W~~	(146,881)	~~W~~	97,158	~~W~~	—	~~W~~	84,636

[1]	Before adjustment of deferred income tax directly reflected in equity.

The Company recognized valuation loss of ~~W~~2,018 million (2016: valuation gain ~~W~~1,432 million) for the year ended December 31, 2017, as the ineffective portion of cash flow hedge in the statement of profit or loss.

Details of available-for-sale financial assets as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Marketable equity securities	~~W~~	85	~~W~~	93
Non-marketable equity securities		59,931		98,083
Debt securities		4,900		7,200
Less : Non-current		(64,916)		(105,376)

Current	~~W~~	—	~~W~~	—

Changes in available-for-sale financial assets for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	105,376	~~W~~	75,170
Acquisition		3,776		41,757
Disposal		(4,721)		(11,741)
Valuation[1]		(6)		(215)
Impairment		(9)		—
Reclassification		(39,500)		405

Ending	~~W~~	64,916	~~W~~	105,376

[1]	Before adjustment of deferred income tax directly reflected in equity.

The maximum exposure of debt securities of available-for-sale financial assets to credit risk is the carrying amount as of December 31, 2017.

39

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Available-for-sale financial assets are measured at fair value. However, non-marketable equity securities that do not have quoted market prices in an active market and the fair value of which cannot be reliably measured are recognized at cost. When the reasonably estimated recoverable amounts of non-marketable securities are less than the carrying amounts, impairment loss is recognized.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,000 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative (Note 19).

8.	Inventories

Inventories as of December 31, 2017 and 2016, are as follows:

	December 31, 2017						December 31, 2016
(in millions of Korean won)	Acquisition cost		Valuation allowance		Book amount		Acquisition cost		Valuation allowance		Book amount
Merchandise	~~W~~	284,090	~~W~~	(51,844)	~~W~~	232,246	~~W~~	219,535	~~W~~	(41,439)	~~W~~	178,096

Cost of inventories recognized as expenses for the years ended December 31, 2017 and 2016 amount to ~~W~~3,363,690 million and ~~W~~3,074,569 million, respectively. Additionally, valuation loss on inventory amounts to ~~W~~10,405 million for the years ended December 31, 2017 and reversal of valuation loss on inventory amounts to ~~W~~18,466 million for the years ended December 31, 2016.

9.	Other Assets and Liabilities

Other assets and liabilities as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Other assets
Advance payments	~~W~~	55,242	~~W~~	59,170
Prepaid expenses		147,923		158,149
Less: Non-current		(27,952)		(26,507)

Current	~~W~~	175,213	~~W~~	190,812

Other liabilities
Advances received	~~W~~	60,938	~~W~~	81,565
Withholdings		21,210		19,835
Unearned revenue		14,072		14,564
Less: Non-current		(19,492)		(21,305)

Current	~~W~~	76,728	~~W~~	94,659

40

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

10.	Property and Equipment

Changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Land		Buildings and structures		Telecommunications equipment		Others		Construction -in-progress		Total
Acquisition cost	~~W~~	912,387	~~W~~	2,928,545	~~W~~	33,472,178	~~W~~	1,434,494	~~W~~	678,425	~~W~~	39,426,029
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,355,088)		(25,007,058)		(1,101,938)		(621)		(27,464,836)

Beginning, net	~~W~~	912,256	~~W~~	1,573,457	~~W~~	8,465,120	~~W~~	332,556	~~W~~	677,804	~~W~~	11,961,193
Acquisition and capital expenditure		1,948		16		202,058		103,321		2,087,248		2,394,591
Disposal and termination		(568)		(957)		(170,307)		(6,380)		(3,086)		(181,298)
Depreciation		—		(102,036)		(2,289,316)		(110,984)		—		(2,502,336)
Transfer to investment properties		26,763		25,306		1,735,479		4,486		(2,088,215)		(296,181)
Others		(1,863)		(703)		1,609		35		—		(922)

Ending, net	~~W~~	938,536	~~W~~	1,495,083	~~W~~	7,944,643	~~W~~	323,034	~~W~~	673,751	~~W~~	11,375,047

Acquisition cost	~~W~~	938,667	~~W~~	2,954,300	~~W~~	33,910,943	~~W~~	1,453,205	~~W~~	674,864	~~W~~	39,931,979
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,459,217)		(25,966,300)		(1,130,171)		(1,113)		(28,556,932)

(in millions of Korean won)					2016
	Land		Buildings and structures		Telecommunications equipment		Others		Construction -in-progress		Total
Acquisition cost	~~W~~	906,064	~~W~~	2,825,403	~~W~~	32,705,831	~~W~~	1,508,459	~~W~~	671,068	~~W~~	38,616,825
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,267,849)		(24,046,929)		(1,155,652)		(1,300)		(26,471,861)

Beginning, net	~~W~~	905,933	~~W~~	1,557,554	~~W~~	8,658,902	~~W~~	352,807	~~W~~	669,768	~~W~~	12,144,964
Acquisition and capital expenditure		29		2,334		210,607		126,288		2,137,531		2,476,789
Disposal and termination		(818)		(1,481)		(107,056)		(6,078)		(3,047)		(118,480)
Depreciation		—		(100,925)		(2,314,066)		(114,183)		—		(2,529,174)
Transfer to investment properties		4,015		135,792		1,978,619		8,022		(2,126,448)		—
Others		3,097		(19,817)		38,114		(34,300)		—		(12,906)

Ending, net	~~W~~	912,256	~~W~~	1,573,457	~~W~~	8,465,120	~~W~~	332,556	~~W~~	677,804	~~W~~	11,961,193

Acquisition cost	~~W~~	912,387	~~W~~	2,928,545	~~W~~	33,472,178	~~W~~	1,434,494	~~W~~	678,425	~~W~~	39,426,029
Less: Accumulated depreciation (including accumulated impairment loss and others)		(131)		(1,355,088)		(25,007,058)		(1,101,938)		(621)		(27,464,836)

41

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The borrowing costs capitalized for qualifying assets amount to ~~W~~7,190 million for the year ended December, 2017 (2016: ~~W~~9,793 million). The interest rate applied to calculate the capitalized borrowing costs in 2017 is 3.37% (2016: 3.38%).

11.	Investment Properties

Changes in investment properties for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017						2016
	Land		Buildings		Total		Land		Buildings		Total
Acquisition cost	~~W~~	181,331	~~W~~	870,476	~~W~~	1,051,807	~~W~~	182,216	~~W~~	847,376	~~W~~	1,029,592
Less: Accumulated depreciation		—		(388,822)		(388,822)		—		(346,081)		(346,081)
Beginning, net		181,331		481,654		662,985		182,216		501,295		683,511
Depreciation		—		(31,221)		(31,221)		—		(32,175)		(32,175)
Transfer from (to) property, plant and equipment		1,862		225		2,087		(885)		12,534		11,649

Ending, net	~~W~~	183,193	~~W~~	450,658	~~W~~	633,851	~~W~~	181,331	~~W~~	481,654	~~W~~	662,985

Acquisition cost	~~W~~	183,193	~~W~~	866,575	~~W~~	1,049,768	~~W~~	181,331	~~W~~	870,476	~~W~~	1,051,807
Less: Accumulated depreciation		—		(415,917)		(415,917)		—		(388,822)		(388,822)

The fair value of investment properties is ~~W~~1,691,010 million as of December 31, 2017 (2016: ~~W~~1,433,599 million). The fair value of investment properties is estimated based on the expected cash flow.

Rental income from investment properties is ~~W~~208,407 million (2016 : ~~W~~212,236 million) and direct operating expenses (including repairs and maintenance) arising from investment properties that generated rental income during the period are recognized as operating expenses.

Details of investment properties provided as collateral as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and Building	~~W~~	386,713	~~W~~	74,603	Deposits received	~~W~~	64,342

(in millions of Korean won)	December 31, 2016
Collateral	Carrying amount		Secured amount		Related account	Related amount
Land and Building	~~W~~	384,081	~~W~~	66,094	Deposits received	~~W~~	56,472

42

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

12.	Intangible Assets

Changes in intangible assets for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Goodwill		Industrial rights		Development costs(*)		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	25,705	~~W~~	1,545,032	~~W~~	625,137	~~W~~	2,522,269	~~W~~	286,485	~~W~~	5,069,685
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(14,406)		(1,188,275)		(502,236)		(853,239)		(173,980)		(2,732,136)

Beginning, net	~~W~~	65,057	~~W~~	11,299	~~W~~	356,757	~~W~~	122,901	~~W~~	1,669,030	~~W~~	112,505	~~W~~	2,337,549
Acquisition and capital expenditure		—		4,482		260,320		44,257		—		11,370		320,429
Disposal and termination		—		(374)		(14,806)		(421)		—		(6,854)		(22,455)
Amortization		—		(2,125)		(159,953)		(47,061)		(310,868)		(15,301)		(535,308)
Ending, net	~~W~~	65,057	~~W~~	13,282	~~W~~	442,318	~~W~~	119,676	~~W~~	1,358,162	~~W~~	101,720	~~W~~	2,100,215

Acquisition cost	~~W~~	65,057	~~W~~	29,105	~~W~~	1,714,859	~~W~~	668,894	~~W~~	2,522,269	~~W~~	284,025	~~W~~	5,284,209

Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(15,823)		(1,272,541)		(549,218)		(1,164,107)		(182,305)		(3,183,994)

(*)	The Company’s development costs mainly consist of acquisition costs to develop a combined billing system and an information management system.

	2016
(in millions of Korean won)	Goodwill		Industrial rights		Development costs		Software		Frequency usage rights		Others		Total
Acquisition cost	~~W~~	65,057	~~W~~	24,692	~~W~~	1,537,556	~~W~~	620,232	~~W~~	2,760,182	~~W~~	284,110	~~W~~	5,291,829
Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(13,777)		(1,056,535)		(459,240)		(1,796,562)		(161,632)		(3,487,746)

Beginning, net	~~W~~	65,057	~~W~~	10,915	~~W~~	481,021	~~W~~	160,992	~~W~~	963,620	~~W~~	122,478	~~W~~	1,804,083
Acquisition and capital expenditure		—		2,794		45,203		14,558		978,309		15,965		1,056,829
Disposal and termination		—		(412)		(8,600)		(1,666)		—		(9,027)		(19,705)
Amortization		—		(1,998)		(160,867)		(50,983)		(272,899)		(16,120)		(502,867)
Impairment		—		—		—		—		—		(791)		(791)
Ending, net	~~W~~	65,057	~~W~~	11,299	~~W~~	356,757	~~W~~	122,901	~~W~~	1,669,030	~~W~~	112,505	~~W~~	2,337,549

Acquisition cost	~~W~~	65,057	~~W~~	25,705	~~W~~	1,545,032	~~W~~	625,137	~~W~~	2,522,269	~~W~~	286,485	~~W~~	5,069,685

Less : Accumulated depreciation (including accumulated impairment loss and others)		—		(14,406)		(1,188,275)		(502,236)		(853,239)		(173,980)		(2,732,136)

43

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~66,356 million as of December 31, 2017 (2016: ~~W~~66,530 million).

Goodwill impairment reviews are undertaken annually. The recoverable amount of all CGUs has been determined based on value-in-use calculations. These calculation use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate included in industry report specific to the industry in which the CGU operates.

The Company determined the gross margin rate based on past performance and its expectations of market development. The average growth rates used are estimated based on the historical growth rate. In addition, the Company estimated the cash flow based on past performance and its expectation of market growth, and the discount rates used reflected specific risks relating to the relevant CGUs.

As a result of impairment test, the Company concluded that the carrying amount of CGUs does not exceed the recoverable amount of CGUs. Therefore, the Company did not recognize the impairment loss on goodwill for the years ended December 31, 2017 and 2016.

13.	Investments in Subsidiaries, Associates and Joint ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as of December 31, 2017 and 2016, is as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Subsidiaries	~~W~~	3,317,738	~~W~~	3,373,731
Associates and joint ventures		267,240		265,125

Total	~~W~~	3,584,978	~~W~~	3,638,856

Investments in subsidiaries as of December 31, 2017 and 2016, are as follows:

	Location	Percentage of ownership (%)	Carrying amount
(in millions of Korean won)			December 31, 2017		December 31, 2016
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.6%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		124,564
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078

44

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

KT Belgium	Belgium	100.0%		86,432		69,461
KT Powertel Co., Ltd. [1]	Korea	44.8%		37,419		37,419
Genie Music Corporation (KT Music Corporation)[1]	Korea	42.5%		37,417		37,417
KTSC Dutch B.V	Netherlan ds	100.0%		55,847		55,847
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd. [2]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	42.7%		23,051		23,051
KT New Business Fund No. 1	Korea	90.9%		8,112		8,112
KT Strategic Investment Fund No. 1	Korea	90.9%		20,000		20,000
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTSB Data Service	Korea	51.0%		18,870		18,870
KT Strategic Investment Fund No. 2	Korea	90.9%		20,000		20,000
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		200,000		200,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,089
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,155
KT Strategic Investment Fund No. 3	Korea	86.7%		13,000		6,500
KT Strategic Investment Fund No. 4	Korea	95.0%		9,500		—
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)[3]	Korea	33.3%		20,000		20,000
Others	Korea			70,553		61,725

Total			~~W~~	3,317,738	~~W~~	3,373,731

[1]	At the end of the reporting period, although the Company and its subsidiaries own less than 50% ownership in this entity, this entity is deemed to be a Company’s subsidiary due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.
[2]	At the end of the reporting period, although the Company owns less than 50% ownership, these entities are deemed to be the Company’s subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.
[3]	At the end of reporting period, Nasmedia, Inc., the Company’s subsidiary, owns 66.7% ownership in this entity, and total ownership of the Company and the subsidiary is 100%. Therefore, this entity is deemed to be the Company’s subsidiary.

45

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Investments in associates and joint ventures as of and for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	Location	Percentage of	Carrying amount
		ownership (%)	December 31, 2017		December 31, 2016
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-SB Venture Investment Fund [1]	Korea	50.0%		6,437		7,505
Mongolian Telecommunications [1]	Mongolia	—		—		11,135
KT Wibro Infra Co., LTD [1]	Korea	—		—		52,200
KT-IBKC Future Investment Fund 1[1]	Korea	43.3%		9,750		3,250
KT-CKP New Media Investment Fund	Korea	49.7%		1,530		4,500
K Bank Inc. [1]	Korea	10.0%		63,043		—
Others				70,844		70,889

Total			~~W~~	267,240	~~W~~	265,125

[1]	At the end of reporting period, although the Company owns 50% ownership, the equity method accounting has been applied as the Company cannot participate in determining the operating and financial policies of those entities. As of December 31, 2017, the entire shares of Mongolian Telecommunications is classified as assets held for sale, and KT Wibro Infra Co., Ltd. was liquidated during 2017. Also, 8% of non-voting convertible stock are excluded from percentage of ownership for K bank Inc.

Changes in investments in subsidiaries, associates and joint ventures for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	3,638,856	~~W~~	3,541,837
Acquisition		80,054		149,869
Disposal		(64,498)		(10,609)
Impairment [1]		(97,800)		(42,241)
Others [2]		28,366		—

Ending	~~W~~	3,584,978	~~W~~	3,638,856

[1]	During the year, the Company recognized impairment loss of ~~W~~97,800 million in KT M&S Co., Ltd. During the prior year, the Company recognized impairment loss of ~~W~~12,800 million, ~~W~~6,574 million and ~~W~~22,867 million in KT Wibro Infra Co., Ltd., KT Innoedu Co., Ltd. and Korea Telecom Japan Co., Ltd., respectively.
[2]	During the year, ~~W~~36,500 million of K Bank and ~~W~~3,000 million of GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company are reclassified as investment in subsidiaries, associates and joint ventures, and the Company reclassified ~~W~~11,135 million of Mongolian Telecommunications as assets held for sale.

46

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Marketable investments in subsidiaries, associates and joint ventures as of December 31, 2017 and 2016, are as follows:

	December 31, 2017
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	321,563
KT Hitel Co., Ltd.	22,750,000		120,078		146,283
KT Submarine Co., Ltd.	8,085,000		24,370		35,534
Nasmedia, Inc.	3,742,406		23,051		278,809
KT Music Corporation	20,904,514		37,417		99,192
KTCS Corporation	3,177,426		6,427		7,213
KTIS Corporation	10,196,190		30,633		30,792

Total		~~W~~	553,672	~~W~~	919,386

	December 31, 2016
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	413,608
KT Hitel Co., Ltd.	22,750,000		120,078		148,785
KT Submarine Co., Ltd.	8,085,000		24,370		39,859
Nasmedia, Inc.	3,742,406		23,051		147,825
KT Music Corporation	20,904,514		37,417		75,361
KTCS Corporation	3,177,426		6,427		7,880
KTIS Corporation	10,196,190		30,633		37,726
Mongolian Telecommunications	10,348,111		11,135		3,940

Total		~~W~~	564,807	~~W~~	874,984

47

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

14.	Trade and Other Payables

Details of trade and other payable as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Current Liabilities
Accounts payable	~~W~~	947,025	~~W~~	802,251
Other payables		3,162,499		3,378,841

Total	~~W~~	4,109,524	~~W~~	4,181,092

Non-current Liabilities
Accounts payable	~~W~~	—	~~W~~	1,499
Other payables		958,189		1,134,239

Total	~~W~~	958,189	~~W~~	1,135,738

Details of other payables as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Non-trade payable	~~W~~	2,685,355	~~W~~	2,973,345
Accrued expenses		532,316		609,530
Operating deposits		557,149		601,652
Others		345,868		328,553
Less: Non-current		(958,189)		(1,134,239)

Current	~~W~~	3,162,499	~~W~~	3,378,841

15.	Borrowings

Details of borrowings as of December 31, 2017 and 2016, are as follows:

Debentures

(in millions of Korean won and thousands of foreign currencies)			December 31, 2017			December 31, 2016
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won
MTNP notes [1]	Sept. 7, 2034	6.50%	USD	100,000	107,140	USD	100,000	120,850
MTNP notes	Jan 20, 2017	—		—	—	USD	350,000	422,975
FR notes [2]	Aug. 28, 2018	LIBOR(3M) +1.15%	USD	300,000	321,420	USD	300,000	362,550
MTNP notes	Apr. 22, 2017	—		—	—	USD	650,000	785,525
MTNP notes	Apr. 22, 2019	2.63%	USD	350,000	374,990	USD	350,000	422,975
MTNP notes	Jan. 29, 2018	0.86%	JPY	6,800,000	64,539	JPY	6,800,000	70,503

48

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won and thousands of foreign currencies)			December 31, 2017				December 31, 2016
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes	Feb. 23, 2018	0.48%	JPY	15,000,000		142,367	JPY	15,000,000		155,522
MTNP notes	July 18, 2026	2.50%	USD	400,000		428,560	USD	400,000		483,400
MTNP notes	Aug. 7, 2022	2.63%	USD	400,000		428,560		—		—
The 173-2nd Public bond	Aug. 6, 2018	6.62%		—		100,000		—		100,000
The 177-3rd Public bond	Feb. 9, 2017	—		—		—		—		170,000
The 179th Public bond	Mar. 29, 2018	4.47%		—		260,000		—		260,000
The 180-2nd Public bond	Apr. 26, 2021	4.71%		—		380,000		—		380,000
The 181-2nd Public bond	Aug. 26, 2018	3.99%		—		90,000		—		90,000
The 181-3rd Public bond	Aug. 26, 2021	4.09%		—		250,000		—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.31%		—		100,000		—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.09%		—		90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.27%		—		160,000		—		160,000
The 184-1st Public bond	Apr. 10, 2018	2.74%		—		120,000		—		120,000
The 184-2nd Public bond	Apr. 10, 2023	2.95%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.17%		—		100,000		—		100,000
The 185-1st Public bond	Sept. 16, 2018	3.46%		—		200,000		—		200,000
The 185-2nd Public bond	Sept. 16, 2020	3.65%		—		300,000		—		300,000
The 186-1st Public bond	June 26, 2017	—		—		—		—		120,000
The 186-2nd Public bond	June 26, 2019	3.08%		—		170,000		—		170,000
The 186-3rd Public bond	June 26, 2024	3.42%		—		110,000		—		110,000
The 186-4th Public bond	June 26, 2034	3.70%		—		100,000		—		100,000
The 187-1st Public bond	Sept. 2, 2017	—		—		—		—		110,000
The 187-2nd Public bond	Sept. 2, 2019	2.97%		—		220,000		—		220,000
The 187-3rd Public bond	Sept. 2, 2024	3.31%		—		170,000		—		170,000
The 187-4th Public bond	Sept. 2, 2034	3.55%		—		100,000		—		100,000
The 188-1st Public bond	Jan. 29, 2020	2.26%		—		160,000		—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.45%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.71%		—		50,000		—		50,000
The 189-1st Public bond	Jan. 27, 2019	1.76%		—		100,000		—		100,000
The 189-2nd Public bond	Jan. 27, 2021	1.95%		—		130,000		—		130,000
The 189-3rd Public bond	Jan. 27, 2026	2.20%		—		100,000		—		100,000
The 189-4th Public bond	Jan. 27, 2036	2.35%		—		70,000		—		70,000

Total						5,927,576				7,834,300
Less : Current portion						(1,297,794)				(1,607,571)
Discount on bonds						(19,330)				(20,434)

Net					~~W~~	4,610,452			~~W~~	5,656,295

[1]	As of December 31, 2017, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.
[2]	The Libor (3M) is approximately 1.695% as of December 31, 2017.

49

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Long-term Borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	December 31, 2017		December 31, 2016
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.50%	~~W~~	4,688	~~W~~	5,181
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	3.17%		300,000		300,000

Total					304,688		305,181
Less: Current portion					(740)		(493)

Net				~~W~~	303,948	~~W~~	304,688

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings as of December 31, 2017, is as follows:

(in millions of Korean won)	Debentures						Borrowings
	Korean won		In foreign currency		Sub- total		In local currency		Total
Jan. 1 2018~Dec. 31, 2018	~~W~~	770,000	~~W~~	528,326	~~W~~	1,298,326	~~W~~	740	~~W~~	1,299,066
Jan. 1 2019~Dec. 31, 2019		490,000		374,990		864,990		300,493		1,165,483
Jan. 1 2020~Dec. 31, 2020		460,000		—		460,000		493		460,493
Jan. 1 2021~Dec. 31, 2021		950,000		—		950,000		493		950,493
Thereafter		1,390,000		964,260		2,354,260		2,469		2,356,729

Total	~~W~~	4,060,000	~~W~~	1,867,576	~~W~~	5,927,576	~~W~~	304,688	~~W~~	6,232,264

50

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Carrying amount and fair value of the Company’s debentures and borrowings as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)
	December 31, 2017				December 31, 2016
Type	Carrying amount		Fair value		Carrying amount		Fair value
Debentures	~~W~~	5,908,246	~~W~~	5,962,569	~~W~~	7,263,866	~~W~~	7,327,085
Long-term borrowings (Including the current portion)		304,688		305,030		305,181		305,001

Total	~~W~~	6,212,934	~~W~~	6,267,599	~~W~~	7,569,047	~~W~~	7,632,086

The fair value of debentures and long-term borrowings are calculated by discounting the expected future cash flows at weighted average borrowing rate. The weighted average borrowing rate is approximately 3.37% as of December 31, 2017 (December 31, 2016: 3.38%).

16.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	18,235	~~W~~	92,388	~~W~~	73,772	~~W~~	184,395
Increase(Transfer)		10		2,042		14,850		16,902
Usage		(1,740)		(1,519)		(21,906)		(25,165)
Reversal		(2,269)		(1,523)		(10,940)		(14,732)

Ending	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400

Current portion	~~W~~	14,236	~~W~~	—	~~W~~	53,244	~~W~~	67,480
Non-current portion		—		91,388		2,532		93,920

	2016
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning	~~W~~	17,524	~~W~~	82,190	~~W~~	83,639	~~W~~	183,353
Increase(Transfer)		2,589		12,320		37,880		52,789
Usage		(640)		(1,733)		(36,928)		(39,301)
Reversal		(1,238)		(389)		(10,819)		(12,446)

Ending	~~W~~	18,235	~~W~~	92,388	~~W~~	73,772	~~W~~	184,395

Current portion	~~W~~	18,235	~~W~~	—	~~W~~	73,772	~~W~~	92,007
Non-current portion		—		92,388		—		92,388

51

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

17.	Net Defined Benefit Liability

The amounts recognized in the statements of financial position are determined as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	1,436,666	~~W~~	1,285,300
Less : Fair value of plan assets		(1,134,347)		(1,000,369)

Liabilities in the statement of financial position	~~W~~	302,319	~~W~~	284,931

Changes in the defined benefit obligations for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	1,285,300	~~W~~	1,231,234
Current service cost		122,140		124,923
Interest expense		30,449		30,153
Benefits paid		(97,522)		(69,460)
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions		—		(54,641)
Actuarial gains and losses arising from changes in financial assumptions		45,425		23,019
Actuarial gains and losses arising from experience adjustments		50,874		72

Ending	~~W~~	1,436,666	~~W~~	1,285,300

Changes in the fair value of plan assets for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	1,000,369	~~W~~	801,298
Interest income		23,698		19,624
Remeasurements:		(4,857)		(2,001)
Employer contributions		200,000		237,500
Benefits paid		(84,863)		(56,052)

Ending	~~W~~	1,134,347	~~W~~	1,000,369

52

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Amounts recognized in the statements of profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Current service cost	~~W~~	122,140	~~W~~	124,923
Net interest expense		6,751		10,529
Transfer out		(9,731)		(10,595)

Total expense	~~W~~	119,160	~~W~~	124,857

Principal actuarial assumptions were as follows:

	December 31, 2017	December 31, 2016
Discount rate	2.82%	2.42%
Future salary increases	5.35%	4.45%

The sensitivity of the defined benefit obligations as of December 31, 2017, to changes in the principal assumptions is:

(in millions of Korean won)	Effect on defined benefit obligation
	Changes in assumption		Increase in assumption		Decrease in assumption
Discount rate	0.5	%p	~~W~~	(53,606)	~~W~~	56,969
Future salary growth rate	0.5	%p		51,656		(49,225)

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in principal actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations recognized on the statement of financial position.

The Company actively monitors how the duration and the expected yield of the investments match the expected cash outflows arising from the pension obligations. A large portion of assets is invested in equity instruments, and the majority of equities are in a diversified portfolio of domestic blue chip entities.

53

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Company reviews the funding level on an annual basis and has a policy of eliminating deficit from the fund.

Expected contributions to post-employment benefit plans for the year ending December 31, 2018, are ~~W~~119,085 million.

The expected maturity analysis of undiscounted pension benefits as at December 31, 2017, is as follows:

(in millions of Korean won)	Less than 1 year		Between 1-2 years		Between 2-5 years		Over 5 years		Total
Pension benefits	~~W~~	58,194	~~W~~	95,898	~~W~~	421,422	~~W~~	3,055,383	~~W~~	3,630,897

The weighted average duration of the defined benefit obligations is 7.9 years.

18.	Defined Contribution Plan

Recognized expense related to the defined contribution plan for the year ended December 31, 2017, is ~~W~~35,640 million (2016: ~~W~~36,991 million).

19.	Commitments and Contingencies

As of December 31, 2017, major commitments with local financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,720,000	72
Commercial papers	NH Investment & Securities Co., Ltd. and others	KRW	370,000	300,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	4,688
Green energy factoring	Shinhan Bank	KRW	16	16
Collateralized loan on accounts receivable –trade	Shinhan Bank and others	KRW	340,000	42,184
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	140
Forward trading commitment	Shinhan Bank	USD	11,500	—

54

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

As of December 31, 2017, guarantees received from financial institutions are as follows:

(in millions of Korean won and thousands of foreign currencies)	Financial institution	Currency	Limit
Comprehensive line of credit	KEB Hana Bank	KRW	15,000
Guarantee for advances received	Export-Import Bank of Korea	USD	7,414
Bid guarantee		KRW	87,442
Contract and warranty guarantee	Korea Software Financial Cooperative	KRW	267,193
Prepayment and other guarantee	Kookmin Bank and others	KRW USD	92,718 54,072
Guarantees for bonds payable in foreign currency	KEB Hana Bank	PLN[1]	23,000
Performance guarantee		KRW	16,505
Guarantee for licensing	Seoul Guarantee Insurance	KRW	4,051
Guarantee for deposits		KRW	1,370
Auction guarantee		KRW	50

[1]	Polish zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities prior to spin-off. As of December 31, 2017, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~4,328 million.

For the year ended December 31, 2017, the Company entered into agreements with the Securitization Specialty Companies (2017: Olleh KT Thirty-first to Thirty-sixth Securitization Specialty Co., Ltd., 2016: Olleh KT Twenty-fifth to Twenty-sixth Securitization Specialty Co., Ltd., GiGA LTE Twenty-seventh to Thirtieth Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and will receive the related management fees.

As of December 31, 2017, the Company is a defendant in 156 lawsuits with an aggregate amount of ~~W~~92,747 million. As of December 31, 2017, litigation provisions of ~~W~~14,236 million for various pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the case cannot be estimated as at the end of the reporting period.

Asia Broadcast Satellite Holdings(ABS), Ltd. sued the Controlling Company and its subsidiary, KT Sat, at the International Court of Arbitration of the International Chamber of Commerce(ICC) on December 31, 2013, for the ownership and compensation of damages due to the sales contract of the satellite KOREASAT. In addition, ABS sued the Controlling Company and its subsidiary, KT Sat, at the International Centre for Dispute Resolution of the American Arbitration Association on December 24, 2013, for the compensation of damages from relocation of equipment and the breach of entrustment contract. These two cases are merged into one by ICC, and the arbitration is in progress. On July 2017, ICC made partial judgement that ABS has ownership of KOREASAT 3 satellite. Regarding the judgement, as joint defendants of this arbitration, the Controlling Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit for cancellation of the arbitration to the Court of Appeals in United States of America. At the end of the reporting period, the final outcome of these claims cannot be reasonably estimated.

55

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. When the date of payment for borrowing comes up in between November 24, 2017 and to August 9, 2019, the Company collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~9,000 million.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium with 2.5% of interest and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property, plant and equipment acquisition agreement made but not yet recognized as liabilities amounts to ~~W~~619,628 million (2016: ~~W~~412,133 million).

20.	Lease Finance Lease

Details of finance lease assets as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Acquisition costs	~~W~~	319,052	~~W~~	291,708
Less : Accumulated depreciation		(120,046)		(99,421)

Net balance	~~W~~	199,006	~~W~~	192,287

As of December 31, 2017, the Company recognized finance lease assets as other property and equipment. The related depreciation amounted to ~~W~~57,833 million (2016: ~~W~~49,993 million) for the year ended December 31, 2017.

56

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of future minimum lease payments as of December 31, 2017 and 2016, under finance lease contracts are summarized below:

(in millions of Korean won)	December 31, 2016		December 31, 2015
Total minimum lease payments	~~W~~	88,338	~~W~~	79,551
Within one year
From one year to five years		131,954		131,797
Over five years		81		—

Total	~~W~~	220,373	~~W~~	211,348

Unrealized interest expense	~~W~~	43,656	~~W~~	30,719

Net amount of minimum lease payments
Within one year		68,648		64,008
From one year to five years		107,989		116,621
Over five years		80

Total	~~W~~	176,717	~~W~~	180,629

Operating Lease

Details of future minimum lease payments as of December 31, 2017 and 2016, under operating lease contracts are summarized below:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Within one year	~~W~~	104,966	~~W~~	98,021
From one year to five years		259,093		267,437
Over five years		—		16,549

Total	~~W~~	364,059	~~W~~	382,007

Operating lease expenses incurred for the years ended December 31, 2017 and 2016, amounted to ~~W~~121,140 million and ~~W~~ 112,330 million, respectively.

21.	Share Capital

As of December 31, 2017 and 2016, the Company’s number of authorized shares is one billion.

	December 31, 2017					December 31, 2016
	Number of outstanding shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)		Number of outstanding shares	Par value per share (in Korean won)		Ordinary shares (in millions of Korean won)
Ordinary shares[1]	261,111,808	~~W~~	5,000	~~W~~	1,564,499	261,111,808	~~W~~	5,000	~~W~~	1,564,499

[1]	The Company retired 51,787,959 treasury shares against retained earnings. Therefore, the ordinary shares amount differs from the amount resulting from multiplying the number of shares issued by ~~W~~ 5,000 par value per share of ordinary share.

57

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

22.	Retained Earnings

Details of retained earnings as December 31, 2017 and 2016, are as follows:

	December 31, 2017		December 31, 2016
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		3,910,895		3,722,593

Total	~~W~~	9,344,506	~~W~~	9,156,204

[1]	The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.
[2]	The provision of research and development of human is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

The appropriation of retained earnings for the year ended December 31, 2017, is expected to be appropriated at the shareholders’ meeting on March 23, 2018. The appropriation date for the year ended December 31, 2016 was March 24, 2017.

The appropriation of retained earnings for the years ended December 31, 2017 and 2016, is as follows:

(in millions of Korean won)	Note	2017		2016
Unappropriated retained earnings from prior year		~~W~~	3,524,304	~~W~~	2,890,865
Remeasurements of net defined benefit liabilities			(76,677)		22,398
Profit for the year			463,268		809,330

Retained earnings available for appropriation			3,910,895		3,722,593

Reversal of voluntary reserve			—		—

Appropriation of loss on disposal of treasury stock			(2,046)		(2,312)
Dividends
(Cash dividend (%):
Ordinary shares:	31		(245,097)		(195,977)
~~W~~1,000 (20.0%) in 2017
~~W~~800 (16.0%) in 2016)

Appropriation of retained earnings			(247,143)		(198,289)

Retained earnings after appropriation		~~W~~	3,663,752	~~W~~	3,524,304

58

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

23.	Accumulated Other Comprehensive Income and Other Components of Equity

As of December 31, 2017 and 2016, the details of the Company’s accumulated other comprehensive income are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Gain on valuation of available-for-sale	~~W~~	—	~~W~~	5
Loss on derivatives valuation		(1,502)		(32,096)

Total	~~W~~	(1,502)	~~W~~	(32,091)

Changes in accumulated other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

	2017
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification to gain or loss		Ending
Gain(loss) on valuation of available-for-sale	~~W~~	5	~~W~~	(5)	~~W~~	—	~~W~~	—
Gain(loss) on derivatives valuation		(32,096)		(111,335)		141,929		(1,502)

Total	~~W~~	(32,091)	~~W~~	(111,340)	~~W~~	141,929	~~W~~	(1,502)

	2016
(in millions of Korean won)	Beginning		Increase/decrease		Reclassification to gain or loss		Ending
Gain(loss) on valuation of available-for-sale	~~W~~	3,110	~~W~~	(164)	~~W~~	(2,941)	~~W~~	5
Gain(loss) on derivatives valuation		(20,380)		64,155		(75,871)		(32,096)

Total	~~W~~	(17,270)	~~W~~	63,991	~~W~~	(78,812)	~~W~~	(32,091)

As of December 31, 2017 and 2016, the other components of equity are as follows:

	December 31, 2017		December 31, 2016
Treasury stock [1]	~~W~~	(853,108)	~~W~~	(859,789)
Loss on disposal of treasury stock [2]		(2,046)		(2,312)
Share-based payments		6,483		5,762
Other		(188,012)		(188,012)

Total	~~W~~	(1,036,683)	~~W~~	(1,044,351)

[1]	During the year ended December 31, 2017, the Company granted 125,412 treasury shares as share-based payment.
[2]	The amounts directly reflected in equity is \ 653 million (2016: \ 738 million) as of December 31, 2017.

59

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, details of treasury stock are as follows:

	December 31, 2017		December 31, 2016
Number of shares		16,014,753		16,140,165
Amounts (in millions of Korean won)	~~W~~	853,108	~~W~~	859,789

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees, and other purposes.

24.	Share-based Payments

Details of other share-based payments as of December 31, 2017 and 2016, are as follows:

11th grant

Grant date	July, 27, 2017

Grantee	CEOs, inside directors, outside directors, executives

Vesting conditions	Service condition: 1 year Non-market performance condition: achievement of performance

Fair value per option (in Korean won)	~~W~~34,400

Total compensation costs (in Korean won)	~~W~~6,483 million

Estimated exercise date (exercise date)	During 2018

Valuation method	Fair value method

Changes in the number of other share-based and the weighted-average price exercise price as of payments in 2017 and 2016 are as follows:

	2017
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
10th grant	318,506	—	193,094	125,412	—	—
11th grant	—	316,949	—	—	316,949	—

Total	318,506	316,949	193,094	125,412	316,949	—

60

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

	2016
	Beginning	Grant	Expired	Exercised[1]	Ending	Number of shares exercisable
9th grant	263,123	54,913	181,685	136,351	—	—
10th grant	—	318,506	—	—	318,506	—

Total	263,123	373,419	181,685	136,351	318,506	—

[1]	The weighted average price of ordinary shares at the time of exercise during 2017 was \ 31,797 (2016: \ 31,750).

25.	Operating Revenues

Operating revenues for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Services provided	~~W~~	14,586,234	~~W~~	14,755,901
Sales of goods		2,755,082		2,272,967

Total	~~W~~	17,341,316	~~W~~	17,028,868

26.	Operating Expenses

Operating expenses for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Salaries and wages	~~W~~	2,066,574	~~W~~	2,022,667
Depreciation		2,492,051		2,518,167
Amortization of intangible assets		524,480		487,216
Commissions		1,521,954		1,520,069
Interconnection charges		641,790		691,153
International interconnection fee		214,580		217,812
Purchase of inventories		3,428,244		2,906,959
Changes of inventories		(54,149)		149,144
Sales commission		2,257,083		2,123,234
Service Cost		620,435		585,609
Purchase of contents		453,948		407,767
Utilities		304,439		306,628
Taxes and dues		247,432		220,677
Rent		434,282		431,166
Insurance premium		59,521		166,471

61

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Installation fee		415,015		391,305
Advertising expenses		184,874		182,840
Research and development expenses		170,095		165,720
Others		406,507		474,673

Total	~~W~~	16,389,155	~~W~~	15,969,277

Details of employee benefits for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Short-term employee benefits	~~W~~	1,901,031	~~W~~	1,846,022
Post-employment benefits (defined benefit)		119,160		124,857
Post-employment benefits (defined contribution)		35,640		36,691
Post-employment benefits (others)		3,083		7,387
Share-based payment		7,660		7,710

Total	~~W~~	2,066,574	~~W~~	2,022,667

27.	Other Income and Other Expenses

Other income for the years ended, consists of:

(in millions of Korean won)	2017		2016
Gain on disposal of property and equipment	~~W~~	17,739	~~W~~	36,909
Gain on disposal of intangible assets		11,028		3,780
Compensation on property and equipment		124,630		81,735
Gain on disposal of investments in subsidiaries, associates and joint ventures		519		21
Dividends received		139,447		172,764
Gains on government subsidies		26,021		19,146
Others		70,869		199,572

Total	~~W~~	390,253	~~W~~	513,927

Other expenses for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Loss on disposal of property and equipment	~~W~~	172,473	~~W~~	108,169
Loss on disposal of intangible assets		15,857		11,479
Impairment loss on intangible assets		—		791

62

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Loss on disposal of investments in subsidiaries, associates and joint ventures		4,849		1,092
Impairment loss on investments in subsidiaries, associates and joint ventures		97,800		42,241
Donation		72,260		63,110
Others		142,734		98,566

Total	~~W~~	505,973	~~W~~	325,448

28.	Financial Income and Costs

Details of financial income for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Interest income	~~W~~	72,656	~~W~~	98,260
Foreign currency transaction gain		73,588		19,377
Foreign currency translation gain		200,672		11,367
Gain on settlement of derivatives		—		8,329
Gain on valuation of derivatives		—		97,158
Others		4,708		22,525

Total	~~W~~	351,624	~~W~~	257,016

Details of financial costs for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Interest expenses	~~W~~	282,243	~~W~~	318,926
Foreign currency transaction loss		16,299		21,147
Foreign currency translation loss		11,590		114,172
Loss on settlement of derivatives		58,569		—
Loss on valuation of derivatives		187,468		—
Loss on disposal of trade receivables		19,389		15,838
Others		115		407

Total	~~W~~	575,673	~~W~~	470,490

63

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

29.	Deferred Income Tax and Income Tax Expense

The analyses of deferred tax assets and deferred tax liabilities as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
Deferred tax assets
Deferred tax assets to be recovered within 12 months	~~W~~	261,118	~~W~~	238,732
Deferred tax assets to be recovered after more than 12 months		797,725		764,250

		1,028,843		1,002,982

Deferred tax liabilities
Deferred tax liability to be recovered within 12 months		(128)		(47,584)
Deferred tax liability to be recovered after more than 12 months		(606,970)		(554,052)

		(607,098)		(601,636)

Deferred tax assets, net	~~W~~	421,745	~~W~~	401,346

The gross movements on the deferred income tax account for the years ended December 31, 2017 and 2016, are calculated as follows:

(in millions of Korean won)	2017		2016
Beginning	~~W~~	401,346	~~W~~	556,488
Charged to the statement of profit or loss		5,685		(152,723)
Charged to other comprehensive income		14,714		(2,419)

Ending	~~W~~	421,745	~~W~~	401,346

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

(in millions of Korean won)	2017
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	(1,234)	~~W~~	(221)	~~W~~	—	~~W~~	(1,455)
Derivative instruments		(48,705)		48,705		—		—
Depreciation		(37,971)		37,971		—		—
Deposits for severance benefits		(242,089)		(69,856)		—		(311,945)
Deferred tax gain on disposal of fixed assets		(233,614)		(22,909)		—		(256,523)

64

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Accrued income		(369)		273		—		(96)
Gain or loss foreign currency translation		—		(11,605)		—		(11,605)
Others		(37,653)		12,180		—		(25,473)

	~~W~~	(601,635)	~~W~~	(5,462)	~~W~~	—	~~W~~	(607,097)

Deferred tax assets
Provision for impairment on trade receivables	~~W~~	92,425	~~W~~	10,610	~~W~~	—	~~W~~	103,035
Available-for-sale financial assets		14,132		1,547		2		15,681
Contribution for construction		9,462		181		—		9,643
Derivative instruments		—		32,301		(9,767)		22,534
Depreciation		—		1,669		—		1,669
Accrued expenses		53,796		10,710		—		64,506
Provisions		22,266		(3,012)		—		19,254
Defined benefit liabilities		311,043		59,561		24,480		395,084
Withholding of facilities expenses		6,910		472		—		7,382
Accrued payroll expenses		43,541		(11,407)		—		32,134
Deduction of instalment receivables		13,897		(13,897)		—		—
Present value discount		2,809		775		—		3,584
Assets retirement obligation		17,376		2,771		—		20,147
Gain or loss foreign currency translation		67,558		(67,558)		—		—
Deferred revenue		26,141		379		—		26,570
Tax credit carryforwards		199,599		(48,823)		—		150,776
Others		122,026		34,867		—		156,893

		1,002,981		11,146		14,715		1,028,842

Net balance	~~W~~	401,346	~~W~~	5,684	~~W~~	14,715	~~W~~	421,745

(in millions of Korean won)	2016
	Beginning		Statement of profit or loss		Other comprehensive income		Ending
Deferred tax liabilities
Investment in subsidiaries, associates and joint ventures	~~W~~	—	~~W~~	(1,234)	~~W~~	—	~~W~~	(1,234)
Derivative instruments		(18,877)		(33,569)		3,741		(48,705)
Depreciation		(54,245)		16,274		—		(37,971)
Deposits for severance benefits		(192,984)		(49,105)		—		(242,089)
Deferred tax gain on disposal of fixed assets		(239,619)		6,005		—		(233,614)
Accrued income		(238)		(130)		—		(368)
Others		(30,591)		(7,064)		—		(37,655)

	~~W~~	(536,554)	~~W~~	(68,823)	~~W~~	3,741	~~W~~	(601,636)

65

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Deferred tax assets
Investment in subsidiaries, associates and joint ventures	~~W~~	1,874	~~W~~	(1,874)	~~W~~	—	~~W~~	—
Provision for impairment on trade receivables		118,892		(26,466)		—		92,426
Available-for-sale financial assets		18,099		(4,959)		991		14,131
Contribution for construction		10,989		(1,527)		—		9,462
Accrued expenses		45,649		8,147		—		53,796
Provisions		22,287		(21)		—		22,266
Defined benefit liabilities		283,253		34,940		(7,151)		311,042
Withholding of facilities expenses		7,360		(450)		—		6,910
Accrued payroll expenses		39,376		4,165		—		43,541
Deduction of instalment receivables		10,523		3,374		—		13,897
Present value discount		4,479		(1,670)		—		2,809
Assets retirement obligation		16,264		1,113		—		17,377
Gain or loss foreign currency translation		43,140		24,418		—		67,558
Deferred revenue		42,868		(16,729)		—		26,139
Tax credit carryforwards		214,012		(14,413)		—		199,599
Tax loss carryforwards		107,485		(107,485)		—		—
Others		106,492		15,537		—		122,029

		1,093,042		(83,900)		(6,160)		1,002,982

Net balance	~~W~~	556,488	~~W~~	(152,723)	~~W~~	(2,419)	~~W~~	401,346

The total of unrecognized temporary differences as deferred tax liabilities at the end of the reporting date is \ 52,340 million (2016: \ 66,085 million) related to investment in subsidiaries, associates and joint ventures, and the total of unrecognized temporary differences as deferred tax assets at the end of the reporting date is \ 97,800 million related to investment in subsidiaries, associates and joint ventures

The tax impact recognized directly to equity as of December 31, 2017 and 2016, are as follows:

	2017						2016
(in millions of Korean won)	Before recognition		Tax effect		After recognition		Before recognition		Tax effect		After recognition
Available-for-sale valuation gain (loss)	~~W~~	(6)	~~W~~	1	~~W~~	(5)	~~W~~	(4,095)	~~W~~	991	~~W~~	(3,104)
Hedge instruments valuation gain (loss)		40,361		(9,767)		30,594		(15,458)		3,741		(11,717)
Remeasurements of net defined benefit liabilities		(101,156)		24,480		(76,676)		29,550		(7,151)		22,399

Total	~~W~~	(60,801)	~~W~~	14,714	~~W~~	(46,087)	~~W~~	9,997	~~W~~	(2,419)	~~W~~	7,578

66

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of income tax benefit for the years ended December 31, 2017 and 2016, are calculated as follows:

(in millions of Korean won)	2017		2016
Current income tax expenses	~~W~~	154,809	~~W~~	72,543
Impact of change in temporary difference		(5,685)		152,723

Total income tax expense (benefit)	~~W~~	149,124	~~W~~	225,266

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the entities as follows:

(in millions of Korean won)	2017		2016
Loss before income tax benefit	~~W~~	612,392	~~W~~	1,034,596

Expected tax expense at statutory tax rate	~~W~~	147,737	~~W~~	249,910
Tax effects of
Income not subject to tax		(15,911)		(28,149)
Expenses not deductible for tax purposes		36,839		10,047
Tax credit carryforwards and deductions		(24,113)		(13,626)
Deferred tax effects due to consolidated tax return		(11,475)		(15,368)
Others		16,047		22,452

Income tax expense	~~W~~	149,124	~~W~~	225,266

Average effective tax rate		24.4%		21.8%

30.	Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share for the years ended December 31, 2017 and 2016, is calculated as follows:

	2017		2016
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	463,268	~~W~~	809,330
Weighted average number of ordinary shares outstanding		245,017,175		244,892,313
Basic earnings per share (in Korean won)		1,891		3,305

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

67

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Diluted earnings per share for the years ended December 31, 2017 and 2016, is calculated as follows:

	2017		2016
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	463,268	~~W~~	809,330
Adjusted profit for the year attributable to ordinary shares (in millions of Korean won)		463,268		809,330
Number of dilutive potential ordinary shares outstanding		79,880		84,245
Weighted-average number of ordinary shares outstanding and dilutive ordinary shares		245,097,055		244,976,558
Diluted earnings per share (in Korean won)		1,890		3,304

Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares.

31.	Dividends

The dividends paid by the Company in 2017 were ~~W~~195,977 million (~~W~~800 per share). The dividends paid by the Company in 2016 were ~~W~~122,425 million (~~W~~500 per share). A dividend in respect of the year ended December 31, 2017, of ~~W~~1,000 per share, amounting to a total dividend of ~~W~~245,097 million, is to be proposed at the shareholders’ meeting on March 23, 2018.

32.	Cash Generated from Operations

Cash flows from operating activities for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
1. Profit for the year	~~W~~	463,268	~~W~~	809,330
2. Adjustments for:
Income tax expense		149,124		225,266
Interest income		(72,656)		(98,260)
Interest expense		282,243		318,926
Dividends income		(139,448)		(172,962)
Depreciation		2,533,557		2,561,349
Amortization of intangible assets		535,308		502,867
Provisions for post-employment benefits (defined benefits)		128,891		135,452
Impairment losses on trade receivables		32,728		81,059
Loss on disposal of subsidiaries, associates and joint ventures		4,330		1,071
Impairment loss on interests in associates and joint arrangements		97,800		42,241
Loss on disposal of property and equipment		154,734		71,260
Loss on disposal of intangible assets		4,829		7,699
Impairment loss on intangible assets		—		791
Loss (gain) on foreign currency translation		(189,082)		102,805
Loss (gain) on valuation of derivatives, net		249,114		(105,520)

68

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Impairment loss on available for sale		9		—
Gain on disposal of available-for-sale securities		(4,690)		(22,326)
Others		(74,889)		76,685
3. Changes in operating assets and liabilities
Decrease(increase) in trade receivables		(326,599)		315,905
Decrease in other receivables		22,924		10,999
Decrease(increase) in other current assets		(6,750)		9,877
Decrease(increase) in other non-current assets		(1,445)		4,422
Decrease(increase) in inventories		(65,891)		155,704
Increase(decrease) in trade payables		150,640		(155,317)
Increase in other payables		35,527		56,740
Decrease in other current liabilities		(20,889)		(32,337)
Increase(decrease) in other non-current liabilities		(1,812)		8,465
Decrease in accrued provisions		(16,999)		(14,085)
Decrease in deferred revenue		(11,659)		(69,179)
Post-employment benefits paid (defined benefits)		(77,422)		(69,106)
Increase in plan assets		(133,851)		(182,631)

4. Cash generated from operations(1+2+3)	~~W~~	3,700,944	~~W~~	4,577,190

The Company made agreements with securitization specialty companies and disposed of its trade receivables related to handset sales (Note 19). Cash flows from the disposals are presented in cash generated from operations.

Significant transactions not affecting cash flows for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017		2016
Reclassification of the current portion of debentures	~~W~~	1,357,243	~~W~~	1,567,936
Reclassification of construction-in-progress to property and equipment		2,088,215		2,126,448
Reclassification of accounts payable from property and equipment		(197,573)		(15,038)
Reclassification of accounts payable from intangible assets		(222,388)		673,630
Reclassification of accounts payable from net defined liability		20,100		354
Reclassification of accounts payable from plan assets		18,714		1,183

69

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

33.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the periods ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
							Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Other changes		Ending
Borrowing	~~W~~	7,569,047	~~W~~	(1,106,920)	~~W~~	—	~~W~~	(197,075)	~~W~~	—	~~W~~	(52,118)	~~W~~	6,212,934
Financial lease liabilities		180,629		(71,575)		68,939		—		—		(1,276)		176,717
Derivative assets		214,648		(71,370)		—		(63,882)		2,687		(74,694)		7,389
Derivative liabilities		13,386		—		—		120,974		(27,369)		(20,740)		86,251

Total	~~W~~	7,977,710	~~W~~	(1,249,865)	~~W~~	68,939	~~W~~	(139,983)	~~W~~	(24,682)	~~W~~	(148,828)	~~W~~	6,483,291

34.	Related Party Transactions

The list of subsidiaries of the Company as of December 31, 2016, is as follows:

Relationship	Name of Entry
Subsidiaries	KT Hitel Co., Ltd., Ktcs Corporation, Ktis Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation(KT Music Corporation), KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTSB Data service, KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT New Business Fund No. 1, KT Strategic Investment Fund No. 1, KT Strategic Investment Fund No. 2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card China Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, Africa Olleh Services Ltd., KT M mobile, KT investment Co., Ltd, PT. BCCard Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No. 3 , PlayD Co., Ltd. (N search Marketing Co., Ltd.), KT Hong Kong Limited, Korea Telecom Singapore Pte, Ltd. Texno Pro Sistem, KT Music Contents Fund No. 2, KT Strategic Investment Fund No. 4
Associates and joint ventures	Korea Information & Technology Investment Fund., K-REALTY CR REIT 1, KT-SB Venture Investment Fund, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, PHI Healthcare Inc. (HooH Healthcare Inc.), KD Living, Inc., MOS GS Co., Ltd., MOS Daegu Co., Ltd., MOS Chungcheong Co., Ltd., MOS Gangnam Co., Ltd., MOS GB Co., Ltd., MOS BS Co., Ltd., MOS Honam Co., Ltd., Oscar Ent. Co., Ltd., Texno Pro Sistem, KT-CKP New Media Investment Fund, LoginD Co., Ltd., NgeneBio, K Bank Inc., K-REALTY CR-REIT

70

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Relationship	Name of Entry
6, ISU-kth Contents Fund L.P., Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Gyeonggi-KT Green Growth Fund, Korea Electronic Vehicle Charging Service, PT.MitraTransaksiIndonesia, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, kt-ibkc future investment fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co.,Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp.
Others[1]	KT ENGCORE Co., Ltd.

[1]	Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

Outstanding balances of receivables and payables in relation to transaction with related parties as of

December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables	Other payables

Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,240	~~W~~	—	~~W~~	13	—	~~W~~	14,565
KT Telecop Co., Ltd.		798		—		95	1,222		2,441
Ktcs Corporation		1,682		50		—	—		45,913
Ktis Corporation		2,330		—		4,834	51		35,762
KT Service Bukbu Co., Ltd.		11		—		8	—		17,729
KT Service Nambu Co., Ltd.		—		—		5	—		18,608
KT Skylife Co., Ltd.		858		—		4,281	—		13,713
Skylife TV Co., Ltd.		416		3,000		—	—		2,403
KTDS Co., Ltd.		1,114		—		812	—		91,409
KT Estate Inc.		934		—		43,102	—		39,857
BC Card Co., Ltd.[1]		5,451		—		11	5,887		1,313
KT Sat Co., Ltd.		330		—		—	—		2,352
KT Hitel Co., Ltd.		1,886		—		21	14,176		8,174
KT Commerce Inc.		253		—		44	14,346		84,443
KT M Hows Co., Ltd.		—		—		356	—		2,621
KT M&S Co., Ltd.		243		—		57	—		65,086
GENIE Music Corporation ( KT Music Corporation)		497		—		19	—		5,654
KT M mobile		6,479		—		—	—		6,979
Nasmedia, Inc.		8,049		—		3	—		1,310

71

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2017
	Receivables			Payables
	Trade receivables	Loans	Other receivables	Trade payables	Other payables
Others	5,942	1,461	1,161	420	9,273

Associates
K-REALTY CR REIT 1	—	—	33,800	—	—
MOS GS Co., Ltd.	9	—	—	—	392
MOS Daegu Co., Ltd.	1	—	—	—	1,388
MOS Chungcheong Co., Ltd.	1	—	290	—	1,753
MOS Gangnam Co., Ltd.	4	—	1	—	287
MOS GB Co., Ltd.	5	—	1	—	778
MOS BS Co., Ltd.	18	—	1	—	26
MOS Honam Co., Ltd.	1	—	1	—	384
K Bank, Inc.	—	—	138	—	—
NgeneBio [2]	1	1,900	—	—	—
Others	14	—	1	—	701
Others
KT ENGCORE Co., Ltd.	4,983	—	2,861	12,488	103,686

Total	~~W~~43,550	~~W~~6,411	~~W~~91,916	~~W~~48,590	~~W~~579,900

[1] As	of December 31, 2017, ~~W~~1,092 million of the unsettled amount (2016: ~~W~~1,116 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	It is the amount after excluded from consolidation during the year.

(in millions of Korean won)	December 31, 2016
	Receivables						Payables
	Trade receivables	Loans		Other receivables			Trade payables	Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~ 2,806	~~W~~	—	~~W~~	7	~~W~~	—	~~W~~ 11,391
KT Telecop Co., Ltd.	771		—		110		5	4,095
Ktcs Corporation	1,746		74		34		—	37,343
Ktis Corporation	2,645		—		4,064		—	40,512
KT Service Bukbu Co., Ltd.	49		—		28		—	18,377
KT Service Nambu Co., Ltd.	52		—		1		—	18,805
KT Skylife Co., Ltd.	1,959		—		243		—	10,727
Skylife TV Co., Ltd.	4		3,000		3		—	2,276
KTDS Co., Ltd.	204		—		8,372		—	116,079
KT Estate Inc.	2,447		—		43,427		—	45,772
BC Card Co., Ltd.	378		—		5,786		—	1,139

72

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2016
	Receivables						Payables
	Trade receivables		Loans		Other receivables		Trade payables		Other payables
KT Sat Co., Ltd.		311		—		36		—		3,639
KT Hitel Co., Ltd.		503		—		1,954		17,803		7,178
KT Commerce Inc.		192		—		8		9,544		72,353
KT M Hows Co., Ltd.		114		—		8		—		3,357
KT M&S Co., Ltd.		24		—		102		—		83,674
KT Music Corporation		—		—		562		—		6,707
KT M mobile		3,354		—		640		—		6,158
Nasmedia, Inc.		7,742		—		2		—		1,427
Others		11,622		2,660		3,135		—		46,104
Associates
KT WiBro Infra Co., Ltd.		—		—		—		—		43,394
K-REALTY CR REIT 1		—		—		33,110		—		—
MOS GS Co., Ltd.		9		—		1		—		1,481
MOS Daegu Co., Ltd.		1		—		—		—		1,082
MOS Chungcheong Co., Ltd.		6		—		1		—		2,043
MOS Gangnam Co., Ltd.		5		—		1		—		1,114
MOS GB Co., Ltd.		2		—		1		—		2,164
MOS BS Co., Ltd.		17		—		1		—		1,094
MOS Honam Co., Ltd.		1		—		—		—		1,289
Others		70		—		179		2		302
Others
KT ENGCORE Co., Ltd.		6,042		—		4,173		2,338		134,496

Total	~~W~~	43,076	~~W~~	5,734	~~W~~	105,989	~~W~~	29,692	~~W~~	725,572

Significant transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	8,814	~~W~~	27	~~W~~	65,929	~~W~~	338
KT Telecop Co., Ltd.		11,885		4		8,847		5,238
KTCS Corporation		60,843		72		301,775		52,128

73

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2017
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
KTIS Corporation		64,790		21		278,818		59,192
KT Service Bukbu Co., Ltd.		14,489		5		185,530		1,900
KT Service Nambu Co., Ltd.		13,067		9		217,085		841
KT Skylife Co., Ltd.		24,138		39		46,096		—
Skylife TV Co., Ltd.		4,957		90		9,774		—
KTDS Co., Ltd.		13,889		1		240,309		144,424
KT Estate Inc.		8,164		7		170,139		4,622
BC Card Co., Ltd.		6,963		3		21,949		5,525
KT Sat Co., Ltd.		4,705		—		20,761		4
KT Hitel Co., Ltd.		12,064		3		50,035		5,547
KT Commerce Inc.		1,277		—		183,400		183,462
KT M Hows Co., Ltd.		978		4		1,742		—
KT M&S Co., Ltd.		505,905		45		190,383		216,414
GENIE Music Corporation ( KT Music Corporation)		1,888		—		36,137		189
KT M mobile		56,158		—		9,522		38,808
Others		22,260		313		58,979		1,077
Associates
K-REALTY CR REIT 1		—		—		35,532		—
MOS GS Co., Ltd.		594		—		15,135		1,811
MOS Daegu Co., Ltd.		220		—		7,580		934
MOS Chungcheong Co., Ltd.		303		—		13,888		1,019
MOS Gangnam Co., Ltd.		265		—		14,971		1,409
MOS GB Co., Ltd.		705		—		20,060		1,591
MOS BS Co., Ltd.		201		—		15,495		462
MOS Honam Co., Ltd.		372		—		13,220		1,074
K Bank, Inc.		1,991		—		46		—
NgeneBio [2]		2		30		—		—
Others		296		123		4,644		—
Others
KT ENGCORE Co., Ltd.		687		—		112,443		167,033

Total	~~W~~	842,870	~~W~~	796	~~W~~	2,350,224	~~W~~	895,042

[1]	The amount for acquisition of tangible assets, etc. are included.
[2]	It is the amount after excluded from consolidation during the year.

74

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2016
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	10,121	~~W~~	38	~~W~~	65,111	~~W~~	742
KT Telecop Co., Ltd.		13,562		—		17,778		217
KTCS Corporation		54,947		—		299,327		41,521
KTIS Corporation		59,251		—		276,008		45,447
KT Service Bukbu Co., Ltd.		14,225		—		172,968		952
KT Service Nambu Co., Ltd.		15,095		—		203,792		243
KT Skylife Co., Ltd.		20,814		26		42,920		11
KTDS Co., Ltd.		14,364		—		245,605		163,244
KT Estate Inc.		7,104		—		163,227		7,270
BC Card Co., Ltd.		12,279		—		19,595		—
KT Sat Co., Ltd.		4,342		—		19,979		12
KT Hitel Co., Ltd.		8,273		—		57,140		6,959
KT M Hows Co., Ltd.		1,251		—		387,953		309
KT Commerce Inc.		1,019		—		2,363		—
KT M&S Co., Ltd.		455,648		918		193,328		166,240
KT Music Corporation		4,025		—		32,983		1,771
KT M mobile		47,028		—		3,348		23,824
Smart Channel Co., Ltd. [2]		439		—		—		—
Others		35,070		585		67,260		2,908
Associates
KT WiBro Infra Co., Ltd.		11		—		—		391
Smart Channel Co., Ltd. [3]		766		—		—		—
K-REALTY CR REIT 1		—		—		37,469		—
MOS GS Co., Ltd.		564		—		15,019		2,241
MOS Daegu Co., Ltd.		191		—		10,857		1,091
MOS Chungcheong Co., Ltd.		265		—		11,335		1,481
MOS Gangnam Co., Ltd.		256		—		14,146		1,540
MOS GB Co., Ltd.		606		—		19,417		2,188
MOS BS Co., Ltd.		189		—		13,985		1,075
MOS Honam Co., Ltd.		285		—		12,944		1,174
Others		89		100		3,670		—
Others
KT ENGCORE Co., Ltd.		664		5		77,749		306,532

75

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2016
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others[1]
Total	~~W~~	782,743	~~W~~	1,672	~~W~~	2,487,276	~~W~~	779,383

[1]	The amount for ‘acquisition of tangible assets, etc. are included
[2]	It is the amount after included and before excluded from consolidation during the prior year.
[3]	It is the amount before included from consolidation during the prior year.

Key management compensation for the years ended December 31, 2017 and 2016, consists of:

(in millions of Korean won)	2017		2016
Salaries and other short-term benefits	~~W~~	2,879	~~W~~	2,629
Post-employment benefits		311		381
Stock-based compensation		1,331		1,237

Total	~~W~~	4,521	~~W~~	4,247

Fund transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
Subsidiaries
Ktcs Corporation	~~W~~	60	~~W~~	84	~~W~~	—	~~W~~	254
KT Linkus Co., Ltd		—		—		150		—
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		9,922
KTDS Co., Ltd.		—		—		—		5,904
KT Estate Inc.		—		—		—		46,854
BC Card Co., Ltd.		—		—		—		67,310
Nasmedia, Inc.		—		—		—		1,460
KT Commerce Inc.		—		—		—		326
KBTO Sp.z o.o.		4,127		4,036		5,978		—
KT Strategic Investment Fund No. 3		—		—		6,500		—

76

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2017
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
KT Music Contents Investment Fund No. 2		—		—		2,000		—
KT Strategic Investment Fund No. 4		—		—		9,500		—
KT Music Contents Investment Fund No. 1		—		—		1,050		—
KT Belgium		—		—		16,971		—
Autopion Co., Ltd.		1,461		1,400		—		—
Associates and jointly controlled entities
K-REALTY CR REIT 1		—		—		—		5,392
kt-ibkc future investment fund 1		—		—		6,500		—
K Bank, Inc.		—		—		26,543		—
Others		—		—		1,865		805

Total	~~W~~	5,648	~~W~~	`5,520	~~W~~	77,057	~~W~~	139,447

(in millions of Korean won)	2016
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
Subsidiaries
Ktcs Corporation	~~W~~	—	~~W~~	87	~~W~~	—	~~W~~	318
Autopion Co., Ltd.		—		100		—		—
KT M Hows Co., Ltd.		—		—		3,450		—
KT-Michigan Global Contents Fund		—		—		6,280		—
KT HONG KONG TELECOMMUNICATIONS CO. LIMITED		—		—		460		—
KT Innoedu Co., Ltd.[1]		—		—		1,034		—
KT Submarine Co., Ltd.		—		—		—		404
Ktis Corporation		—		—		—		1,020
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		7,920
KT Estate Inc.		—		—		—		29,408
BC Card Co., Ltd.		—		—		—		101,883
KT Sat Co., Ltd.		—		—		—		14,500
Nasmedia, Inc.		—		—		—		1,347
KBTO Sp.z.o.o.		1,937		—		1,295		—

77

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	2016
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Repayments
KT Strategic Investment Fund No. 3		—		—		6,500		—
KT M mobile		—		—		100,000		—
N SEARCH MARKETING Corp		—		—		20,000		—
Associates and jointly controlled entities
KT-DSC creative economy youth start-up investment fund		—		—		3,600		—
AI RESEARCH INSTITUTE		—		—		3,000		—
kt-ibkc future investment fund 1		—		—		3,250		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
K-REALTY CR REIT 1		—		—		—		4,186
KIF-IMM IT Investment Fund		—		—		—		3,201
Others		—		—		—		66

Total	~~W~~	1,937	~~W~~	187	~~W~~	149,869	~~W~~	172,621

[1]	During the year ended December 31, 2016, the Company invested ~~W~~ 1,034 million in kind.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,817 million (2016: ~~W~~ 4,707 million) with BC Card Co., Ltd.

35.	Financial Risk Management

(1) Financial Risk Factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivatives to hedge certain financial risk exposures such as fair value risk and cash flow risk.

The Company’s financial policy is set up in the long-term perspective and annually reported to the Board of Directors. The financial risk management is carried out by the Value Management Office, which identifies, evaluates and hedges financial risks. The treasury department in the Value Management Office considers various market conditions to estimate the effect from the market changes.

78

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(1) Market risk

The Company’s market risk management focuses on controlling the extent of exposure to the risk in order to minimize revenue volatility. Market risk is a risk that decreases value or profit of the Company’s portfolio due to changes in market interest rate, foreign exchange rate and other factors.

i) Sensitivity analysis

Sensitivity analysis is performed for each type of market risk to which the Company is exposed. Reasonably possible changes in the relevant risk variable such as prevailing market interest rates, currency rates, equity prices or commodity prices are estimated and if the rate of change in the underlying risk variable is stable, the Company does not alter the chosen reasonably possible change in the risk variable. The reasonably possible change does not include remote or ‘worst case’ scenarios or ‘stress tests’.

ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from operating, investing and financing activities. Foreign exchange risk is managed within the range of the possible effect on the Company’s cash flows. Foreign exchange risk not affecting the Company’s cash flows is not hedged but can be hedged at a particular situation.

As of December 31, 2017 and 2016, if the foreign exchange rate had strengthened/weakened by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of foreign exchange rate	Income before tax		Equity
2017. 12. 31	+ 10%	~~W~~	(5,948)	~~W~~	(3,089)
	- 10%		5,948		3,089
2016. 12. 31	+ 10%	~~W~~	(6,792)	~~W~~	(2,475)
	- 10%		6,792		2,475

The above analysis is a simple sensitivity analysis which assumes that all the variables other than foreign exchange rates are held constant. Therefore, the analysis does not reflect any correlation between foreign exchange rates and other variables, nor the management’s decision to decrease the risk.

79

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of financial assets and liabilities in foreign currencies as of December 31, 2017 and 2016, are as follows:

(in thousands of foreign currencies)	December 31, 2017				December 31, 2016
	Financial assets		Financial liabilities		Financial assets		Financial liabilities
USD	~~W~~	126,588	~~W~~	1,652,424	~~W~~	120,270	~~W~~	2,271,980
SDR		306		738		311		737
JPY		—		21,800,000		—		21,800,000
MMK		84		—		2,750		—
EUR		175		12		38		153
DZD		47		—		471		—
HKD		—		—		254		—
BDT		38,074		—		69,473		—
PLN		338		—		106,025		—
RWF		3,346		—		1,203		—
UZS		136,787		—		39,531		—
VND		311,649		—		515,412		—
TZS		317,348		—		29,987		—
BWP		42		—		15		—

iii) Price risk

As of December 31, 2017, the Company is exposed to equity securities price risk because the securities held by the Company are traded in active markets. If the market prices had increased/decreased by 10% with all other variables held constant, the effects on profit before income tax and equity would have been as follows:

(in millions of Korean won)	Fluctuation of price	Income before tax		Equity
2017. 12. 31	+10%	~~W~~	—	~~W~~	9
	-10%		—		(9)
2016. 12. 31	+10%	~~W~~	—	~~W~~	9
	-10%		—		(9)

The above analysis is based on the assumption that the equity index had increased/decreased by 10% with all other variables held constant and all the Company’s marketable equity instruments had moved according to the historical correlation with the index. Gain or loss on equity securities classified as available-for-sale financial assets can increase or decrease equity.

80

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

iv) Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from liabilities in foreign currency such as foreign currency debentures. Debentures in foreign currency issued at variable rates expose the Company to cash flow interest rate risk which is partially offset by swap transactions. Debentures and borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company sets the policy and operates to minimize the uncertainty of the changes in interest rates and financial costs.

As of December 31, 2017 and 2016, if the market interest rate had increased/decreased by 100bp with other variables held constant, the effects on profit before income tax and equity would be as follows:

(in millions of Korean won)	Fluctuation of interest rate	Income before tax		Equity
2017. 12. 31	+ 100 bp	~~W~~	291	~~W~~	3,356
	- 100 bp		(303)		(3,686)
2016. 12. 31	+ 100 bp	~~W~~	170	~~W~~	1,233
	- 100 bp		(181)		(1,374)

The above analysis is a simple sensitivity analysis which assumes that all the variables other than market interest rates are held constant. Therefore, the analysis does not reflect any correlation between market interest rates and other variables, nor the management’s decision to decrease the risk.

(2) Credit risk

Credit risk is managed on the Company basis with the purpose of minimizing financial loss. Credit risk arises from the normal transactions and investing activities, where clients or other party fails to discharge an obligation on contract conditions. To manage credit risk, the Company considers the counterparty’s credit based on the counterparty’s financial conditions, default history and other important factors.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as outstanding receivables. To minimize such risk, only the financial institutions with strong credit ratings are accepted.

81

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, maximum exposure to credit risk is as follows:

	December 31, 2017		December 31, 2016
Cash equivalents(except for cash on hand)	~~W~~	1,165,532	~~W~~	1,601,383
Trade and other receivables [1]		3,475,985		3,212,206
Other financial assets
Derivate used for hedge		7,389		214,648
Financial instruments		58,365		168,366
Available-for-sale financial assets		4,900		7,200

Total	~~W~~	4,712,171	~~W~~	5,203,803

(3) Liquidity risk

The Company manages its liquidity risk by liquidity strategy and plans. The Company considers the maturity of financial assets and financial liabilities and the estimated cash flows from operations.

The table below analyzes the Company’s liabilities(including interest expenses) into relevant maturity groups based on the remaining period at the report date to the contractual maturity date and these amounts are contractual undiscounted cash flows:

	December 31, 2017
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,144,455	~~W~~	914,052	~~W~~	158,106	~~W~~	5,216,613
Borrowings(including debentures)		1,474,485		3,488,074		2,317,203		7,279,762
Others1		13,328		—		—		13,328

Total	~~W~~	5,632,268	~~W~~	4,402,126	~~W~~	2,475,309	~~W~~	12,509,703

	December 31, 2016
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Trade and other payables	~~W~~	4,214,212	~~W~~	1,073,968	~~W~~	216,025	~~W~~	5,504,205
Borrowings(including debentures)		1,821,587		4,490,006		2,458,719		8,770,312
Others1		6,004		—		—		6,004

Total	~~W~~	6,041,803	~~W~~	5,563,974	~~W~~	2,674,744	~~W~~	14,280,521

[1]	It consists of the maximum limit related to joint responsibility and agreement of assumption of debts. The cash flows on agreement are classified based on the earliest period that the agreement can be executed. (Note 19)

82

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

As of December 31, 2017 and 2016, cash outflow and inflow of derivatives settled gross or net are undiscounted contractual cash flow and can differ from the amount in the financial statements.

	December 31, 2017
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	588,914	~~W~~	407,503	~~W~~	526,633	~~W~~	1,523,050
Inflows		557,858		428,339		509,558		1,495,755

	December 31, 2016
(in millions of Korean won)	Less than 1 year		1-5 years		More than 5 years		Total
Outflows	~~W~~	1,135,472	~~W~~	987,107	~~W~~	535,942	~~W~~	2,658,521
Inflows		1,258,354		1,091,053		588,419		2,937,826

(2) Management of Capital Risk

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s capital structure consists of liabilities including borrowings, cash and cash equivalents, and shareholders’ equity. The treasury department monitors the Company’s capital structure and considers cost of capital and risks related each capital component.

The Company’s debt-to-equity ratios as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won, %)	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	12,023,845	~~W~~	13,615,818
Total equity		11,311,078		11,084,519
Debt-to-equity ratio		106%		123%

The Company manages capital on the basis of the gearing ratio. The ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the statement of financial position plus net debt.

The Company’s gearing ratios as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won, %)	December 31, 2017		December 31, 2016
Total borrowings	~~W~~	6,212,934	~~W~~	7,569,047
Less: cash and cash equivalents		(1,166,402)		(1,602,397)

Net debt		5,046,532		5,966,650
Total equity		11,311,078		11,084,519
Total capital		16,357,610		17,051,169
Gearing ratio		31%		35%

83

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(3) Offsetting Financial Assets and Financial Liabilities

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

(in millions of Korean won)	December 31, 2017
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedge [1]	~~W~~	3,284	~~W~~	—	~~W~~	3,284	~~W~~	(3,284)	~~W~~	—	~~W~~	—
Trade receivables [2]		76,292		—		76,292		(73,438)		—		2,854

Total	~~W~~	79,576	~~W~~	—	~~W~~	79,576	~~W~~	(76,722)	~~W~~	—	~~W~~	2,854

(in millions of Korean won)	December 31, 2016
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedge1	~~W~~	35,334	~~W~~	—	~~W~~	35,334	~~W~~	(5,707)	~~W~~	—	~~W~~	29,627
Trade receivables [2]		95,847		—		95,847		(91,662)		—		4,185

Total	~~W~~	131,181	~~W~~	—	~~W~~	131,181	~~W~~	(97,369)	~~W~~	—	~~W~~	33,812

[1]	Netting arrangements under the standard contract of International Swap and Derivatives Association (ISDA).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

Details of the Company’s recognized financial assets subject to enforceable master netting arrangements or similar agreements are as follows:

84

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2017
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedge [1]	~~W~~	26,135	~~W~~	—	~~W~~	26,135	~~W~~	(3,284)	~~W~~	—	~~W~~	22,851
Trade payables [2]		75,283		—		75,283		(73,438)		—		1,845

Total	~~W~~	101,418	~~W~~	—	~~W~~	101,418	~~W~~	(76,722)	~~W~~	—	~~W~~	24,696

(in millions of Korean won)	December 31, 2016
	Gross liabilities		Gross assets offset		Net amounts presented in the statement of financial position		Amounts not offset				Net amount
							Financial instruments		Cash collateral

Derivate used for hedge [1]	~~W~~	5,707	~~W~~	—	~~W~~	5,707	~~W~~	(5,707)	~~W~~	—	~~W~~	—
Trade payables [2]		92,374		—		92,374		(91,662)		—		712

Total	~~W~~	98,081	~~W~~	—	~~W~~	98,081	~~W~~	(97,369)	~~W~~	—	~~W~~	712

[1]	Netting arrangements under the standard contract of ISDA (International Swap and Derivatives Association).
[2]	Netting arrangements with reference to the offers of telecommunication facility interconnection and sharing data among telecommunication companies.

85

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

36.	Fair Value

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as of

December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017				December 31, 2016
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents[1]	~~W~~	1,166,402	~~W~~	1,166,402	~~W~~	1,602,397	~~W~~	1,602,397
Trade and other receivables[1]		3,475,985		3,475,985		3,212,206		3,212,206
Other financial assets
Derivative used for hedge		7,389		7,389		214,648		214,648
Other financial instruments[1]		58,365		58,365		168,366		168,366
Available-for-sale financial assets[2]		85		85		93		93

	~~W~~	4,708,226	~~W~~	4,708,226	~~W~~	5,197,710	~~W~~	5,197,710

Financial liabilities
Trade and other payables[1]	~~W~~	5,067,712	~~W~~	5,067,712	~~W~~	5,316,830	~~W~~	5,316,830
Borrowings		6,212,934		6,267,599		7,569,047		7,632,086
Other financial liabilities
Derivative used for hedge		81,200		81,200		11,413		11,413
Other derivative financial liability		5,051		5,051		1,973		1,973

	~~W~~	11,366,897	~~W~~	11,421,562	~~W~~	12,899,263	~~W~~	12,962,302

[1]	An additional measurement of fair value is not performed because the carrying amount is a reasonable approximation of fair value.
[2]	Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured are not included and these are measured at cost.

86

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(2)	Financial Instruments Measured at Cost

The details of Available-for-sale financial assets measured at historical cost as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017		December 31, 2016
K-Bank	~~W~~	—	~~W~~	36,500
IBK-AUCTUS Green Growth Private Equity Fund		8,518		9,506
WALDEN No. 6 Fund		4,670		4,710
TRANSLINK No. 2 Fund		9,395		9,395
Storm IV Fund		8,453		7,550
CBC II Fund		7,298		8,601
Others		26,497		29,021

Total	~~W~~	64,831	~~W~~	105,283

The range of estimated cash flows is significant and the probabilities of the various estimates cannot be reasonably assessed and therefore, these instruments are measured at cost.

The Company does not have any plans to dispose of the above-mentioned equities instruments in the near future. These instruments will be measured at fair value when the Company can develop a reliable estimate of the fair value.

(3)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices) (Level 2).

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

87

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	7,389	~~W~~	—	~~W~~	7,389
Available-for-sale financial assets		85		—		—		85

		85		7,389		—		7,474

Disclosed fair value
Investment in subsidiaries, associates and joint ventures		919,386		—		—		919,386
Investment property [1]		—		—		1,691,010		1,691,010

		919,386		—		1,691,010		2,610,396

Total	~~W~~	919,471	~~W~~	7,389	~~W~~	1,691,010	~~W~~	2,617,870

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	63,475	~~W~~	17,725	~~W~~	81,200
Other derivative financial liability		—		—		5,051		5,051

		—		63,475		22,776		86,251

Disclosed fair value
Borrowings		—		—		6,267,599		6,267,599

		—		—		6,267,599		6,267,599

Total	~~W~~	—	~~W~~	63,475	~~W~~	6,290,375	~~W~~	6,353,850

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2016
	Level 1		Level 2		Level 3		Total
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	—	~~W~~	214,648	~~W~~	—	~~W~~	214,648
Available-for-sale financial assets		93		—		—		93

		93		214,648		—		214,741

Disclosed fair value
Investment in subsidiaries, associates and joint ventures		874,984		—		—		874,984
Investment property [1]		—		—		1,433,599		1,433,599

		874,984		—		1,433,599		2,308,583

Total	~~W~~	875,077	~~W~~	214,648	~~W~~	1,433,599	~~W~~	2,523,324

Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging	~~W~~	—	~~W~~	11,413	~~W~~	—	~~W~~	11,413
Other derivative financial liability		—		—		1,973		1,973

		—		11,413		1,973		13,386

Disclosed fair value
Borrowings		—		—		7,632,086		7,632,086

		—		—		7,632,086		7,632,086

Total	~~W~~	—	~~W~~	11,413	~~W~~	7,634,059	~~W~~	7,645,472

[1]	The highest and best use of a non-financial asset does not differ from its current use.

(4) Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	December 31, 2017
	Derivative financial assets for hedging purposes		Other derivative financial liabilities

Beginning balance	~~W~~	—	~~W~~	1,973
Amount recognized in profit or loss[1]		19,634		3,078
Amount recognized in other comprehensive income		(1,909)		—

Ending balance	~~W~~	17,725	~~W~~	5,051

[1]	Profit of loss from derivatives used for hedging consist of gains or losses on valuation of derivatives

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KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2016
	Derivative financial assets for hedging purposes		Other derivative financial liabilities

Beginning balance	~~W~~	—	~~W~~	2,006
Amount recognized in profit or loss[1]		—		(33)
Amount recognized in other comprehensive income		—		—

Ending balance	~~W~~	—	~~W~~	1,973

[1]	Profit or loss from other derivatives consist of gain on sale.
[2]	Profit of loss from derivatives used for hedging consist of gains or losses on valuation of derivatives.

(5) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	December 31, 2017
	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	7,389	2	DCF Model
Disclosed fair value
Investment properties		1,691,010	3	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging		63,475	2	DCF Model
		17,725	3	Hull-White model
Other derivative financial liability		5,051	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings		6,267,599	3	DCF Model

90

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(in millions of Korean won)	December 31, 2016
	Fair value		Level	Valuation techniques
Assets
Recurring fair value measurements
Other financial assets
Derivative used for hedging	~~W~~	214,648	2	DCF Model
Disclosed fair value
Investment properties		1,433,599	3	DCF Model
Liabilities
Recurring fair value measurements
Other financial liabilities
Derivative used for hedging		11,413	2	DCF Model
Other derivative financial liability		1,973	3	DCF Model, Comparable Company Analysis
Disclosed fair value
Borrowings		7,632,086	3	DCF Model

(6) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(7) Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case where inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full as profit for the year.

91

KT Corporation

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in deferred amount for the years ended December 31, 2017 and 2016, are as follows:

(in millions of Korean won)	2017				2016
	Other		Other		Other		Other
	derivative		derivative		derivative		derivative
	financial		financial		financial		financial
	assets		liabilities		assets		liabilities
Beginning balance	~~W~~	8,470	~~W~~	—	~~W~~	11,293	~~W~~	—
Increase		—		7,126		—		—
Amortization		(2,823)		(594)		(2,823)		—

Ending balance	~~W~~	5,647	~~W~~	6,532	~~W~~	8,470	~~W~~	—

37.	Events after Reporting Period

Subsequent to the reporting period, public bonds issued are as follow:

	December 31, 2017
(in millions of Korean won)	Issue date	Carrying amount	Interest rate	Redemption date
The 190-1st Public bond	2018.01.30	110,000	2.55%	2021.01.29
The 190-2nd Public bond	2018.01.30	150,000	2.75%	2023.01.30
The 190-3rd Public bond	2018.01.30	170,000	2.95%	2028.01.30
The 190-4th Public bond	2018.01.30	70,000	2.93%	2038.01.30

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Report on Independent Accountants’

Review of Internal Accounting Control System

To the President of

KT Corporation

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of KT Corporation (the “Company”) as of December 31, 2017. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “Based on the assessment of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Framework.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

93

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards.

Our review is based on the Company’s IACS as of December 31, 2017, and we did not review management’s assessment of its IACS subsequent to December 31, 2017. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 2, 2018

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Report on the Operations of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of KT Corporation

I, as the Internal Accounting Control Officer (“IACO”) of KT Corporation (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2017.

The Company’s management including IACO is responsible for designing and operating IACS.

I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes.

I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Framework.

February 20, 2018

/s/ Chang-Gyu Hwang
Chief Executive Officer	Chang-Gyu Hwang

/s/ Kyung-Keun Yoon
Internal Accounting Control Officer	Kyung-Keun Yoon

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